AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 1, 1998
                                                     REGISTRATION NO. 333-58469
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                AMENDMENT NO. 1

                                       TO


                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                              VALUE AMERICA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                VIRGINIA                                    5999                            33-0712568
       (State or other jurisdiction                  (Primary Standard                  (I.R.S. Employer
    of incorporation or organization)     Industrial Classification Code Number)     Identification Number)

                              VALUE AMERICA, INC.
                            2300 COMMONWEALTH DRIVE
                        CHARLOTTESVILLE, VIRGINIA 22901
                                (804) 817-7700
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                                DEAN M. JOHNSON
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              VALUE AMERICA, INC.
                            2300 COMMONWEALTH DRIVE
                        CHARLOTTESVILLE, VIRGINIA 22901
                                (804) 817-7700
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                         COPIES OF COMMUNICATIONS TO:

             J. BENJAMIN ENGLISH, ESQ.                 MARK L. JOHNSON, ESQ.
       LECLAIR RYAN, A PROFESSIONAL CORPORATION        FOLEY HOAG & ELIOT LLP
            707 EAST MAIN STREET, SUITE 1100           ONE POST OFFICE SQUARE
                 RICHMOND, VIRGINIA 23219           BOSTON, MASSACHUSETTS 02109
                  (804) 783-2003                           (617) 832-1000

                                ---------------
APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________


     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



         TITLE OF EACH CLASS OF SECURITIES TO                 PROPOSED MAXIMUM            AMOUNT OF
                     BE REGISTERED                       AGGREGATE OFFERING PRICE      REGISTRATION FEE
Common Stock, without par value:
 Previously filed ....................................           $86,250,000               $25,444
 To be registered pursuant to this Amendment .........             5,750,000                 1,696
Total ................................................           $92,000,000               $27,140



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                ---------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 1998


                              [VALUE AMERICA LOGO]






                               5,000,000 SHARES



                                 COMMON STOCK

                                ---------------

     All of the 5,000,000 shares of Common Stock offered hereby are being sold by Value America, Inc. ("Value America" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the method of determining the initial public offering price. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the proposed symbol "VUSA." Upon completion of this offering, the Company's executive officers and directors will, in the aggregate, beneficially own approximately 81.5% of the outstanding Common Stock of the Company. See "Principal Stockholders."



                                ---------------
     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                                ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
           THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                     UNDERWRITING
                       PRICE TO     DISCOUNTS AND    PROCEEDS TO
                        PUBLIC       COMMISSIONS     COMPANY(1)
Per Share ......... $              $               $
Total (2) ......... $              $               $

--------------------------------------------------------------------------------

(1) Before deducting expenses of the offering payable by the Company, estimated at $900,000.


(2) The Company and the Company's two founders (the "Founding Stockholders") have granted the Underwriters a 30-day option to purchase up to an additional 750,000 shares of Common Stock solely to cover over-allotments, if any. See "Principal Stockholders" and "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions, and Proceeds to Company will be $    , $     and $    ,
    respectively, and proceeds to the Founding Stockholders will be $    .



                                ---------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancBoston Robertson Stephens, San Francisco,
California, on or about    , 1998.



BANCBOSTON ROBERTSON STEPHENS


           VOLPE BROWN WHELAN & COMPANY


                         HAMBRECHT & QUIST


                                  THE ROBINSON-HUMPHREY COMPANY


                  THE DATE OF THIS PROSPECTUS IS       , 1998

     The following is reprinted from Value America's World Wide Web site at www.valueamerica.com:

[VALUE AMERICA LOGO] [REPRODUCTION OF PAGE FROM VALUE AMERICA WEB SITE SHOWING LOGOS OF PRODUCTS OFFERED IN THE VALUE AMERICA ONLINE STORE

     "Value America - Value America Shopping By Brand Page 2 - Microsoft Internet Explorer" appears at top of page.

     Guide words "File," "Edit," "View," "Go," Favorites" and "Help" appear on the next line.

     Guide words "Back," "Forward," "Stop," "Refresh," "Home," "Search," "Favorites," "History," "Channels," "Fullscreen" and "Mail," together with icons, appear on the next line.

     The words "Address" and "http://www.valueamerica.com appear on the next line.

     In the principal portion of the page, the ValueAmerica logo appears in the upper lefthand corner, followed by "Servant," "Back," "Next," "Search," "Brand Menu," "Hot Buys" and "Main Menu," together with icons. The caption "We're known by the company we keep..." is centered above logos for the following:




IBM                Pitney Bowes
Hewlett Packard    Seiko
Amana              Verbatim
USRobotics         Brother
Samsung            BIC
Panasonic          Rolodex
Canon              KitchenAid
Philips Magnavox   West Bend
GE Appliances      Imation
Fujifilm           Mattel
Hitachi            Day-Timer
Weber              Lexmark
Microtek           Roadmaster
DeLonghi           Toshiba
Pendaflex          Sony
Compaq             Braun
Epson              Quartet
Zenith             Technics
Microsoft          Peerless
Kensington         shopovac Corporation
Hoover             Ramgolf
Casio              Iomega
Sentry             Sharp
Olympus            Fujifilm
Polariod           Pulsar
Bushnell           Kodak
At-A-Glance        Pampers
Singer             Packard Bell
Avery              Targus
Weiser Lock        Olympus
Delta              Sanyo
Adobe              NEC
3M                 Nokia
Labtec             Merriam-Webster
Fellowes           Galoob]




     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET FOR THE COMMON STOCK OF THE COMPANY, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

[Two-page presentation combining text, photographs and drawings under heading containing Value America logo, with the slogan "The Marketplace for a New Millennium"]


     Value America delivers what customers want most. Quality products: from over 625 trusted brands. Selection: thousands of choices from technology to office products, from consumer electronics to jewelry. Value: Internet technologies enable Value America to sell the best for less. Service: a virtual "Personal Shopper" makes shopping fast and easy. Convenience: Value America's store is in your home and on your desk. Information: interactive multi-media presentations communicate each product's features and benefits.


SHOPPING SMARTER

     Value America is a fast, easy, and smart way to shop. Multi-media product presentations help customers make better buying decisions. [Photograph depicting individuals using computer]


50 MILLION LOCATIONS. THERE'S ONE NEAR YOU.

     Value America can be reached at www.valueamerica.com from any Internet-enabled computer. Customers can shop from their homes or offices, 24 hours a day, 7 days a week. [Simulation of screen from Value America Web site]


BENEFITS OF MEMBERSHIP

     Everyone is welcome, but members enjoy special privileges, starting with lower prices. A "Personal Shopper" keeps track of receipts, warranties, related products, important dates and discounts, and makes checkout faster and easier. [Simulation of screen from Value America Web site]


BRAND LOYALTY

     Over 625 brands are represented on the Value America Web site. The store even allows customers to shop in exclusive departments by brand. [Simulation of screen from Value America Web site]


SHOP YOUR WAY


     How many retailers are willing to rearrange their entire store for each shopper? Value America does. Customers can shop by product category, product type, brand name, what's new or what's on sale. [Drawing depicting globe in box]



INTERACTIVITY

     Value America is not a collection of static catalog Web pages. Everything is dynamically pulled together for each individual customer from a database using the Company's proprietary authoring and administration software. [Simulation of screen from Value America Web site]


BE SELECTIVE

     Value America is a factory authorized reseller for many brands offered on its Web site. Broad product assortment means that customers can make the right choice, because they actually have a choice! [Simulation of screen from Value America Web site]


REASONS TO BUY

     Value America's multi-media product presentations are more than lists of features or technical specifications. They provide insights into the products' features, benefits, applications and use. They are factual, product-focused, informative and entertaining. [Simulation of screen from Value America Web site]


MULTI-MEDIA SHOPPING

     Product presentations are researched and written by Value America's marketing team. They include copy, photographs and illustrations. Many include automatically-launched audio streams. Some even contain a video demonstration, streamed in real time. [Photograph of television, with caption "Projection Televisions"]

PRODUCT PURCHASING INFORMATION

     Each presentation ends with a list of the products, along with their specifications, features, prices, and options as well as a close-up photo of each item. It's easy to make one-on-one comparisons. The store helps shoppers make intelligent, informed decisions about their purchases. [Simulation of screen from Value America Web site]


OUR FIRST NAME IS VALUE


     Value America's customers enjoy the benefits of the Company's low overhead and aggressive pricing.



VALUE DOLLARS

     When members make purchases, they gain credit toward further purchases. Known as "Value Dollars," this credit is an average of one percent of every purchase. The credit is applied to a member's next purchase -- the amount is deducted from the price. Value Dollars encourage frequent visits and increase customer value. [Drawing of coins]


BUYING IS EASY

     The "Personal Shopper" holds customers' selections until they are ready to check out. The Personal Shopper remembers a member's favorite shipping and billing addresses, as well as most of their credit card information. This data remains encrypted and behind firewalls to maximize security. [Drawing of genie]



DELIVERING THE GOODS

     When a product is purchased at Value America, the item is shipped directly to the customer's designated shipping address. The Company's order fulfillment systems are designed to choose the best product price and availability if multiple distributors offer the same product. The Value America store delivers the purchase order via facsimile or EDI. [Picture depicting delivery] [Drawing of butterfly]

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     UNTIL    , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                ---------------
                               TABLE OF CONTENTS




                                                                                          PAGE
                                                                                         -----
Summary ..............................................................................     4
Risk Factors .........................................................................     7
Use of Proceeds ......................................................................    18
Dividend Policy ......................................................................    18
Capitalization .......................................................................    19
Dilution .............................................................................    20
Selected Financial Data ..............................................................    21
Management's Discussion and Analysis of Financial Condition and Results of Operations     22
Business .............................................................................    28
Management ...........................................................................    41
Certain Transactions .................................................................    49
Principal Stockholders ...............................................................    50
Description of Capital Stock .........................................................    51
Shares Eligible for Future Sale ......................................................    55
Underwriting .........................................................................    56
Legal Matters ........................................................................    58
Experts ..............................................................................    58
Additional Information ...............................................................    58
Index to Financial Statements ........................................................    F-1


                                ---------------

     VALUE AMERICA is a registered service mark of the Company. This Prospectus also includes service marks, trademarks and trade names of companies other than the Company.



     The Company intends to furnish its stockholders with annual reports containing audited financial statements and to make available quarterly reports containing unaudited summary financial information for the first three quarters of each fiscal year.

                                    SUMMARY


     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS AND TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH A DIFFERENCE INCLUDE THOSE SET FORTH UNDER "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.



                                  THE COMPANY


     Value America is an Internet-based destination retailer that offers a wide selection of technology, office and consumer products for sale at its Internet site, WWW.VALUEAMERICA.COM. The products offered for sale in the Company's online store are branded goods from national and international manufacturers such as Hewlett-Packard and IBM. These products are presented to customers utilizing information-rich multi-media product presentations designed to take advantage of the online selling environment. The Company's online store has been created to provide consumers with product information, shopping convenience and value on brand name products, and to offer manufacturers the ability to communicate effectively the features and benefits of their products. Customers initially visit the Company's online store principally as a result of the Company's advertising in regional and national newspapers, technology and consumer magazines, direct mailings, regional radio commercials and Internet portals. The Company generates revenues primarily from the sale of branded products. The Company also receives revenue from manufacturers for the creation of product presentations shown on the Value America online store.

     In recent years, a number of companies have developed new business models that have significantly altered the competitive environment in the retailing industry. Superstore retailers such as Circuit City and Staples seek to attract customers by emphasizing very broad selections of a few related categories of merchandise. Volume discount retailers such as Sam's Wholesale Club and Price/Costco generally seek to attract customers by de-emphasizing traditional retail concepts such as personalized customer service and breadth of merchandise in order to sell fewer products at substantial discounts. In order to remain competitive, many traditional retailers have responded by lowering prices and seeking to reduce costs, in part by offering lower quality merchandise and employing fewer, less experienced customer service and sales employees.

     The market for electronic commerce is large and growing and has the potential to further alter the competitive environment in the retailing industry. One industry source estimates that the total value of goods and services purchased over the Internet reached $12.4 billion in 1997 and projects the market may grow to $425 billion by 2002. The sale of technology, office and consumer products has begun to generate significant online revenues for segment-specific retailers such as Dell Computer, Office Depot and Amazon.com. The Company believes that this rapid growth in electronic commerce is being driven in large part by the unique nature of the Internet, which gives online retailers such as Value America the ability to provide their customers (i) high quality goods at lower prices, (ii) convenient in-home or in-office access 24-hours-a-day, 365-days-a-year, (iii) increased product selection and (iv) access to detailed information about product features, functions, benefits and applications. Unlike traditional "brick and mortar" retailers, online retailers are not limited by the constraints of real estate selection, store construction or shelf space, and they can react quickly and cost-effectively to change product descriptions, pricing and mix.

     The Company has developed and continues to expand relationships with manufacturers and distributors of branded technology, office and consumer products. The Company has formed relationships with manufacturers of more than 160 technology and office products brands, including (i) technology manufacturers such as Compaq, Hewlett-Packard, IBM and Toshiba, (ii) computer peripheral manufacturers such as Brother, Canon, Epson, Iomega and US Robotics, and (iii) office products suppliers such as 3M, Avery, Pitney-Bowes and Texas Instruments. In order to expand its line of products and to leverage its current customer base, the Company has also integrated more than 460 consumer product brands into its online store, including Amana, Braun, Delta, Hoover, Kodak, Norelco, Philips/Magnavox, Polaroid, Sharp and Singer.

     The Company has created an integrated technology platform to support its online store. The Company has designed its software and system architecture to accommodate peak transaction loads and believes its system will "scale up" efficiently as transaction volume on the Company's online store increases. The Company has also devised proprietary Web-based authoring and content management tools that enable the Company's marketing department to integrate copy, graphics, pictures, and audio and video streaming into the Company's product presentations with a limited amount of technology expertise.

     The Company's objective is to create the leading online destination store that offers consumers, businesses, educational institutions and government agencies access to, and information about, a wide variety of products from brand name manufacturers. In order to achieve this objective, the Company is
(i) initially emphasizing the sale of business technology and office products,
(ii) moving rapidly into the business-to-consumer market, (iii) expanding relationships with leading brand name manufacturers, (iv) continuing to enhance its customers' online shopping experience and (v) developing and expanding direct response marketing campaigns and strategic partnerships.

     The Company was incorporated in March 1996 in the State of Nevada and was reincorporated in October 1997 in the Commonwealth of Virginia. Its principal executive offices are located at 2300 Commonwealth Drive, Charlottesville, Virginia 22901, and its telephone number is (804) 817-7700.


                                 THE OFFERING



Common Stock Offered by the Company ................... 5,000,000 shares
Common Stock to be Outstanding after the Offering ..... 32,889,667 shares(1)
Use of Proceeds ....................................... Working capital and other general corporate purposes, including advertising
                                                        and promotion, development of system
                                                        enhancements, relocation and expansion of
                                                        facilities, payment of accrued preferred
                                                        stock dividends, and potential acquisitions
                                                        of, or investments in, complementary
                                                        businesses and technologies. See "Use of
                                                        Proceeds."
Proposed Nasdaq National Market Symbol ................ VUSA


-------

(1) Based on shares outstanding as of August 31, 1998. Includes 4,737,167 shares of common stock, without par value (the "Common Stock"), to be issued upon conversion of the Company's Series A Preferred Stock, without par value (the "Series A Stock"), and Series B Preferred Stock, without par value (the "Series B Stock"), concurrently with the closing of the offering made hereby. Excludes as of August 31, 1998 (i) 3,465,924 shares of Common Stock issuable upon exercise of stock options outstanding under the Company's 1997 Stock Incentive Plan (the "Incentive Plan"); (ii) 284,076 shares of Common Stock reserved for grants of future options pursuant to the Incentive Plan; and (iii) 213,750 shares of Common Stock issuable upon exercises of outstanding warrants. See "Management -- Incentive Plan," "Certain Transactions," "Description of Capital Stock -- Warrants" and Notes 5 and 6 of Notes to Financial Statements.

                            SUMMARY FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                     PERIOD FROM
                                                                      INCEPTION                            SIX MONTHS ENDED
                                                                  (MARCH 13, 1996)                             JUNE 30,
                                                                       THROUGH          YEAR ENDED     -------------------------
                                                                  DECEMBER 31, 1996  DECEMBER 31, 1997      1997         1998
                                                                 ------------------ ------------------ ------------- -----------
STATEMENT OF OPERATIONS DATA:
Total revenues .................................................      $    --            $    134         $   --      $   7,231
Total cost of revenues .........................................          (97)               (486)          (142)        (7,128)
Gross profit (loss) ............................................          (97)               (352)          (142)           103
Total operating expenses .......................................         (331)             (1,519)          (213)       (12,620)
Operating income (loss) ........................................         (428)             (1,871)          (355)       (12,517)
Other income (expense), net ....................................            3                  18             (1)           148
Net loss .......................................................         (425)             (1,853)          (356)       (12,369)
Net loss per share -- basic and diluted ........................      $ (0.02)           $  (0.09)        $(0.02)     $   (0.64)
Weighted average number of shares -- basic and diluted .........       22,500              22,616         22,500         23,153




                                                                JUNE 30, 1998
                                                 -------------------------------------------
                                                                                PRO FORMA
                                                    ACTUAL     PRO FORMA(1)   AS ADJUSTED(2)
                                                 ------------ -------------- ---------------
BALANCE SHEET DATA:
Cash and cash equivalents ......................  $  20,253       $19,885        $88,735
Working capital ................................     14,054        13,686         82,536
Total assets ...................................     25,965        25,597         94,447
Long-term debt .................................         50            50             50
Mandatorily redeemable preferred stock .........     29,415            --             --
Total stockholders' (deficit) equity ...........    (15,399)       13,648         82,498


---------

(1) Gives effect, as of June 30, 1998, to the conversion of all outstanding shares of the Series A Stock and the Series B Stock into an aggregate of 4,737,167 shares of Common Stock and the payment of approximately $368,000 in accrued dividends on the Series A Stock and the Series B Stock, all upon the closing of this offering. See "Capitalization" and Note 5 of Notes to Financial Statements.

(2) Adjusted to give effect to the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the net proceeds thereof. See "Use of Proceeds."


     EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS (I) GIVES EFFECT TO THE CONVERSION OF ALL OF THE OUTSTANDING SHARES OF SERIES A STOCK AND SERIES B STOCK INTO AN AGGREGATE OF 4,737,167 SHARES OF COMMON STOCK CONCURRENTLY WITH THE CLOSING OF THIS OFFERING, (II) GIVES EFFECT TO A 3-FOR-1 SPLIT OF THE COMMON STOCK EFFECTED AS OF SEPTEMBER 1, 1998, AND (III) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING."

                                  RISK FACTORS


     AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. THE FOLLOWING FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY.



LIMITED OPERATING HISTORY


     Although the Company was incorporated in March 1996, the Company did not commence operations until January 1997 and did not advertise the Value America online store until late January 1998. Accordingly, the Company has a limited operating history upon which to base an evaluation of the Company and its business and prospects. The Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as the market for online retailing and electronic commerce. To address these risks, the Company must, among other things, continue to develop and extend relationships with manufacturers for merchandise, implement and successfully execute an evolving and unproven business model, establish and upgrade internal accounting systems and controls, manage growth, continue to develop its technological platform, continue to develop and upgrade its transaction processing systems, continue to improve its Internet site, anticipate and adapt to a developing market, develop online service offerings that are equal or superior to those of the Company's competitors, provide customer support and service, and identify, attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. Due to the Company's limited operating history, investors should not rely upon the Company's historical results of operations as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."



HISTORICAL AND ANTICIPATED LOSSES; UNCERTAIN AVAILABILITY OF ADDITIONAL FUNDING



     To date, the Company has incurred significant start-up and other expenses, including the costs of additional personnel and equipment, developing its technology, and commencing sales and marketing efforts. These expenses have resulted in substantial losses. For the year ended December 31, 1997 and the six months ended June 30, 1998, the Company incurred net losses of $1.9 million and $12.4 million, respectively, and as of June 30, 1998, the Company had an accumulated deficit of $17.1 million. In order to succeed, the Company believes that it must rapidly establish name recognition and a reputation for value, and dramatically increase customer traffic through, and purchases from, the Value America online store. The Company intends to invest extensively in marketing, advertising and promotion, increase the number of its employees, and fund the development of its technology and operating infrastructure. As a result, the Company expects that it will continue to incur substantial operating losses for the foreseeable future. Because the Company has narrow product gross margins, its ability to achieve profitability depends upon its ability to generate and sustain substantially increased revenue levels. The Company believes that one or more substantial additional equity or debt financings may be required to fund its operations. There can be no assurance that the Company will be able to consummate any such financing on favorable terms, if at all. Similarly, there can be no assurance that such financings, if any, will be adequate to meet the Company's capital requirements. Any additional equity financing could result in substantial dilution to the Company's stockholders, and any debt financing may be costly and could involve restrictive covenants that preclude the Company from making distributions to stockholders and taking other actions beneficial to stockholders. The failure of the Company's marketing and promotion campaign and other activities to generate substantially increased revenues or the Company's inability to obtain needed capital would have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, although the Company has experienced revenue growth in recent periods, there can be no assurance that the Company's revenues will continue to increase or even continue at their current levels. See "Use of Proceeds," "Dilution," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."


EARLY STAGE OF DEVELOPMENT; NEED FOR IMPROVED OPERATIONAL AND FINANCIAL SYSTEMS


     The Company's early stage of development and rapid growth have placed, and are expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. From January 1, 1998 to August 31, 1998, the number of the Company's full-time equivalent employees increased from 30 to 180. The Company continues to implement its business model of offering for sale on the Internet a broad selection of brand name merchandise that is shipped directly to the customer. Although the Company's business model depends upon the direct sale of merchandise through the Company's online store, to date a significant portion of the Company's revenues has been derived from telephone orders generated by advertisements in the print media of particular high profile or heavily discounted products from a limited number of vendors. These telephone orders have been processed by employees in the Company's call center. The success of the

Company's business model will depend upon orders placed through the Company's online store without the assistance of Company personnel, and continued reliance by customers on telephone orders could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the failure of the Company's marketing and promotion campaign to generate dramatic increases in customer traffic through the Company's online store and sustained levels of product purchases will have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Order Fulfillment."

     The Company's business model also depends upon the Company's ability to offer a complete selection of brand name products in a broad variety of product categories. Many of the Company's product categories do not yet provide a broad product selection, and there can be no assurance that the Company will be able to establish or maintain vendor relationships that will enable it to achieve the breadth of product offerings necessary for the Company to succeed. Moreover, there can be no assurance that customers will be satisfied with the Company's current or future product offerings. The failure of the Company to offer a satisfactory product selection could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's success will also depend upon its ability to upgrade and maintain its current systems and automate certain types of business transactions. The Company's agreements with its product vendors generally require the Company to place product orders through electronic data interchange ("EDI"). Since February 1998, the Company has installed and tested software capable of placing orders through EDI, electronic mail and automated facsimile transmission. Beginning in May 1998, the Company began transmitting orders to vendors through test EDI transmissions as well as parallel facsimile transmissions. In July 1998, the Company established one-way EDI connections for the electronic delivery of purchase orders with 12 of its product vendors. Other vendors have yet to be integrated onto the Company's EDI platform or have been unable or unwilling to establish EDI connections with merchants such as the Company. To date, the number of customer purchases has not exceeded the Company's capacity to place orders in a timely manner. In light of the Company's planned operations, the failure or inability of the Company to establish and utilize reliable EDI-only connections with its product vendors could cause delays in product ordering, shipping confirmations and fulfillment, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Order Fulfillment."

     In addition, the Company believes that, to the extent that the number of product orders increases, the Company will need to establish automated systems to, among other things, track shipments of products from vendors to customers, provide customer assistance and handle product returns. The failure of the Company to establish and maintain adequate systems would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Systems Infrastructure, Technology and Security" and " -- Customer Service."

     In connection with their audit of the Company's financial statements for the year ended December 31, 1997 and the three months ended March 31, 1998, the Company's independent accountants advised the Company of certain weaknesses in the Company's financial and accounting controls. These weaknesses included matters relating to the Company's inability to determine product shipment dates and order statuses on a timely basis, which might have made it difficult for the Company to produce accurate financial reports on a timely basis. As a result, the Company's independent accountants determined those matters constituted a "reportable condition," which the American Institute of Certified Public Accountants defines to be matters involving significant deficiencies in the design or operation of the internal control structure that could adversely affect a company's ability to record, process, summarize and report financial data consistent with the assertions of management in such company's financial statements.

     In connection with their audit of the Company's financial statements for the six months ended June 30, 1998, the Company's independent accountants identified certain matters for which they recommended improvements in the Company's financial and reporting controls. While the Company's independent accountants did not advise the Company that any of the identified matters constituted a reportable condition, there can be no assurance that any of the identified matters will not adversely affect the Company's ability to produce accurate financial statements on a timely basis or that there are not other matters involving the Company's financial and accounting controls that fall within the definition of a reportable condition. The audit procedures performed by the independent accountants were for the purpose of expressing an opinion on the Company's financial statements and not to provide assurance on the internal control structure of the Company. The Company believes that ongoing improvements in the Company's financial and management controls, reporting systems and procedures are needed, and will continue to be needed, to manage any future growth. The failure to implement or the inadequacy of such controls, systems and procedures, or a subsequent failure by the Company to maintain and adhere to existing controls, systems and procedures, would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to devise and maintain a system of internal accounting controls that meets certain specified minimum requirements. The Company believes that additional improvements in the Company's financial and management controls, reporting systems and procedures are needed, and will continue to be needed, to manage any future growth. The failure to implement or the inadequacy of such controls, systems and procedures, or a subsequent failure by the Company to maintain and adhere to existing controls, systems and procedures, would have a material adverse effect on the Company's business, financial condition and results of operations. The failure to comply with the Company's obligations under Section 13 of the Exchange Act could cause the Securities and Exchange Commission (the "SEC") to seek to deregister the Common Stock under the Exchange Act and result in a suspension of trading in the Common Stock.



UNPREDICTABILITY OF FUTURE REVENUES; POTENTIAL FLUCTUATIONS IN QUARTERLY
RESULTS


     As a result of the Company's limited operating history and the emerging nature of the market in which it competes, the Company is unable to forecast its revenues accurately. The Company began to advertise in January 1998 and has significantly modified its operations and consistently increased its monthly advertising expenditures since such time. As a result, the Company has a limited basis on which to evaluate the effect of these changes on the Company's revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are to a large extent fixed. Sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse affect on the Company's business, financial condition and results of operations. Further, in response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may result in fluctuations in the Company's quarterly operating results include: (i) the Company's ability to attract and retain customers, maintain customer satisfaction and establish consumer confidence in conducting transactions on the Internet environment,
(ii) the Company's ability to manage fulfillment operations electronically and to establish competitive gross margins, (iii) the announcement or introduction of new Web sites, services and products by the Company and its competitors,
(iv) price competition or higher vendor prices, (v) the level of use and consumer acceptance of the Internet and other online services for the purchase of technology, office and consumer products such as those offered by the Company, (vi) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner,
(vii) the level of traffic on the Company's Web site, (viii) technical difficulties, systems downtime or Internet "brownouts," (ix) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (x) delays in revenue recognition at the end of a fiscal period as a result of shipping or logistical problems, (xi) the level of merchandise returns experienced by the Company,
(xii) governmental regulation and (xiii) general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fluctuations in Operating Results."



CAPACITY CONSTRAINTS; RELIANCE ON INTERNALLY DEVELOPED SYSTEMS; SYSTEM DEVELOPMENT RISKS


     A key element of the Company's strategy is to generate a high volume of traffic through, and purchases from, the Value America online store. Accordingly, the availability, reliability and satisfactory performance of the Company's Internet site, transaction processing systems and network infrastructure are critical to the Company's reputation and its ability to attract and retain customers and provide adequate customer service. The Company's revenues depend on the number of visitors who shop at the Value America online store and the volume of orders the Company fulfills. Any network interruptions or system shortcomings that result in the unavailability of the Company's Internet site or reduced order fulfillment would reduce the volume of goods sold and the attractiveness of the Company's product and service offerings. The Company has experienced system interruptions which it believes may recur from time to time. Such delays or interruptions could negatively impact a customer's shopping experience and reduce the likelihood that such customer would return to the Company's online store. Substantial increases in the volume of traffic on the Company's Internet site or the number of orders placed by customers through the Company's online store will require the Company to further expand and upgrade its technology, transaction processing systems and network infrastructure. There can be no assurance that the Company will be able to accurately project the rate or timing of increases, if any, in the use of its Internet site, or to expand and upgrade its systems and infrastructure to accommodate such increases in a timely manner.

     The Company uses an internally developed system for its Internet site, product presentations, and substantially all aspects of order fulfillment, including order management, purchasing and shipping. This order fulfillment system is not fully integrated with the Company's accounting system. To date, development efforts for the Company's order fulfillment systems have focused primarily on support for rapid growth of order volume, and less on traditional accounting, control and reporting aspects of system development. As a result, the Company's current management information system is less efficient with respect to traditional accounting-oriented reporting and requires manual effort to prepare information for financial and accounting reporting. If the volume of transactions were to increase substantially without enhancements to the order fulfillment system, it would be difficult for management to produce accurate financial statements and reporting information on a timely basis. The Company's inability to add additional software and hardware or to develop and upgrade further its existing technology, order fulfillment systems or network infrastructure may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of order fulfillment, and delays or inaccuracies in reporting accurate financial information, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to upgrade and expand its order fulfillment systems effectively, or to integrate any newly developed or purchased modules with its existing systems. Any inability to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See " -- Early Stage of Development; Dependence Upon Improved Financial and Operational Systems" and "Business -- Systems Infrastructure, Technology and Security."



DEPENDENCE ON CERTAIN MANUFACTURERS AND OTHER VENDORS


     The Company is entirely dependent upon manufacturers and distributors to provide merchandise for sale through the Company's online store. During the six month period ended June 30, 1998, goods manufactured by IBM, Hewlett-Packard and Toshiba accounted for approximately 62%, 25% and 6%, respectively, of the Company's net sales. The Company also relies upon its product vendors to fulfill a number of traditional retail functions, including maintaining inventory, accepting product returns, and preparing merchandise for shipment to individual customers. There can be no assurance that vendors of the products that the Company wishes to offer will perform these tasks on behalf of the Company on terms acceptable to the Company or will be willing or able to establish the necessary communication protocols to support the Company's direct shipment infrastructure. Moreover, the Company has no effective means, other than through contractual provisions, to control the extent to which its product vendors will perform these tasks to the Company's satisfaction. The Company's product vendors have no obligation to supply products to the Company or to perform these other tasks and may terminate their relationships with the Company at any time and without penalty. Because the Company has not established regular purchasing patterns with a substantial number of its product vendors, there can be no assurance that any vendor with a limited inventory would give the Company any priority in the allocation of its available inventory. The Company is unable to assess the availability of inventory prior to the acceptance of an order and the Company may accept orders which it is unable to fulfill. In addition, the Company has entered into long-term agreements to purchase certain types of office and other products exclusively from certain vendors. These contracts do not guarantee the availability of merchandise, the continuation of particular payment terms, or the extension of credit limits. These agreements may preclude the Company from obtaining such merchandise at the lowest price or on the most favorable terms. The failure of the Company or its vendors to arrange for the delivery of products in a timely manner, to accept product returns, to provide good customer service or to prepare merchandise properly for shipment to customers could cause customer dissatisfaction and result in the cancellation of orders, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. The failure of the Company to maintain its relationships with existing product vendors on acceptable commercial terms, to establish similar relationships with vendors of products not currently offered by the Company but demanded by its customers, or to obtain satisfactory performance from such vendors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Supplier Relationships."



DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL QUALIFIED PERSONNEL


     The Company's performance is substantially dependent on the continued services and performance of its current senior management and other key personnel, particularly Craig A. Winn, the Company's Chairman, President and Chief Executive Officer, Rex Scatena, the Company's President -- Consumer Products Division, and Joseph L. Page, the Company's Executive Vice President and Chief Technology Officer. The Company does not have employment agreements with Messrs. Winn and Scatena. The loss of the services of any of these individuals would have a material adverse effect on the Company's business, financial condition and results of operations. Certain members of the Company's senior management have joined the Company only recently, including: Dean M. Johnson, the Company's Executive Vice President, Chief Financial Officer and Secretary, who joined the Company in November 1997; Marc McCullough, the Company's President -- Office Products Division, who joined the Company in April 1998; Kimberly E. De Jong, the Company's President -- Technology Products Division, who joined the Company in May 1998; Jerry K. Goode, the Company's Vice President -- Engineering, who joined the Company in May 1998; Marcus Nucci, the Company's Vice President -- Systems Development, who joined the Company in June 1998; and Glenda Dorchak, the Company's Senior Vice President -- Marketing and Advertising, who joined the Company in August 1998. In order to achieve its business objectives, the Company believes that it must hire additional personnel to fill certain key managerial positions. The Company's future success will depend to a significant degree on the ability of its current executive officers and other current and future members of senior management to establish clear lines of responsibility and authority, to work effectively as a team and to gain the trust and confidence of the Company's other employees. The Company believes that its future success will also depend upon its ability to identify, attract, train, motivate and retain other highly skilled technical, managerial, merchandising, engineering, accounting, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting, training, motivating or retaining the necessary personnel, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees" and "Management."



DEVELOPING MARKET; UNPROVEN ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR COMMERCE



     The Company's long-term viability is substantially dependent upon the widespread acceptance and use of the Internet as a medium of commerce. The use of the Internet to sell goods and services has developed only recently, and there can be no assurance that a sufficiently large number of customers will begin to use the Internet as a medium of commerce. Demand and market acceptance for recently introduced products and services over the Internet are subject to a high level of uncertainty and there exist few proven electronic commerce business models. For the Company to be successful, consumers and manufacturers that have historically relied upon traditional means of commerce to purchase and sell merchandise must accept and utilize new ways of conducting business and exchanging information. The Internet may not prove to be a viable medium of commerce for certain purposes because of inadequate development of the necessary infrastructure, such as a reliable network backbone, or delayed development of enabling technologies, such as high speed modems and high speed communication lines. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental regulation could slow or stop the growth of the Internet as a viable medium for commerce. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, accessibility and quality of service) remain unresolved and may adversely affect the growth of Internet use or the attractiveness of conducting commerce online. Because the exchange of information on the Internet is new and evolving, there can be no assurance that the Internet will prove to be a viable medium of commerce. The failure to resolve critical issues concerning the commercial use of the Internet, the failure of the necessary infrastructure to develop in a timely manner, or the failure of the Internet to continue to develop rapidly as a viable medium of commerce would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Industry Background."



COMPETITION


     The electronic commerce market is new, rapidly evolving and intensely competitive, and the Company expects competition to increase in the future. Barriers to entry are minimal, and current and new competitors can establish Internet stores at relatively low cost. Moreover, all of the products sold by the Company are widely available through established traditional retail channels, and accordingly, the Company competes not only with other participants in the electronic commerce market but also with traditional retailers and resellers. The Company currently or potentially competes with a variety of other companies depending on the type of merchandise and sales format offered to customers. These competitors and potential competitors include: (i) segment-specific online retailers such as Amazon.com, BuyComp, CDNow, Cyberian Outpost, Dell Computer and Gateway International; (ii) online vendors of a broad selection of consumer products such as Cendant, CyberShop, iMall, Internet Shopping Network, iQVC, ONSALE and Wal-Mart Online; (iii) a number of indirect competitors that derive a substantial portion of their revenues from electronic commerce, including America Online, Excite, Infoseek, Lycos, Microsoft Network, Prodigy and Yahoo!; (iv) mail order catalog operators such as Lands' End, Micro Warehouse, Sharper Image, Spiegel and Williams-Sonoma; (v) retail and warehouse/discount store operators such as Circuit City, Home Depot, Office Depot, Price/Costco, Staples and Target; and
(vi) other national and international retail, catalog, distribution and manufacturing companies. The Company believes the principal competitive factors in its markets are breadth of selection, quality of brands, price, convenience, customer service, reliability and speed of fulfillment. Most of the Company's current and potential competitors have substantially longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. In addition, competing online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as the use of the Internet and other online services increases. Many of the Company's competitors may be able to secure merchandise from vendors on more favorable terms, respond more quickly to changes in customer preferences, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to Internet site and systems development than the Company. For example, a number of Internet companies offer search engines and other tools that enable potential customers to locate multiple vendors of products they might wish to buy. Extensive use of these search engines and tools could result in severe price competition, which could have a material adverse effect on the Company's business, financial condition and results of operations. Current and potential competitors have established or may establish cooperative relationships among themselves or directly with vendors to obtain exclusive or semi-exclusive sources of merchandise. Accordingly, it is possible that new competitors or alliances among competitors and vendors may emerge and rapidly acquire market share. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise, any one of which could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company. In addition, companies that control access to transactions through network access or Web browsers could grant exclusive access rights to the Company's competitors or charge the Company a substantial fee for inclusion, the occurrence of either of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."



INTERNET COMMERCE SECURITY RISKS


     A significant precondition for the successful development of electronic commerce is the secure transmission of confidential information over public networks. The Company relies on licensed, third-party encryption technology to transmit confidential payment and other information securely over the Internet. Nonetheless, there can be no assurance that existing technologies, advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not permit a compromise or breach of the security of the customer transaction data of the Company and other online retailers. Any such compromise or breach could substantially impair customer confidence in the Company's online store or otherwise have a material adverse effect on the Company's business, financial condition and results of operations. A party who is able to circumvent the Company's security measures could destroy valuable transaction and other data, misappropriate proprietary information or cause interruptions in the Company's operations. The Company expects that it will be required to expend capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, especially as a medium of commerce. To the extent that activities of the Company or third party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Systems Infrastructure, Technology and Security."




RELIANCE ON OTHER THIRD PARTIES


     In addition to its product vendors, the Company's operations depend to a significant degree on a number of other third parties, including Internet service providers and less-than-truckload delivery services. The Company has no effective control over these third parties and no long-term contractual relationships with any of them. For example, the Company relies on UUNet and MCI to connect the Company's Web site to the Internet. From time to time, the Company could experience temporary interruptions in its Web site connection and its telecommunications access. Continuous or prolonged interruptions in the Company's Web site connection or in its telecommunications access would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's agreements with its Internet service providers place certain limits on the Company's ability to obtain damages from the service providers for failure to maintain the Company's connection to the Internet. The Company also uses third-party delivery services, including United Parcel Service and Roadway, to deliver all products it sells to its customers. Increases in delivery costs, delays in delivery or the failure of these third parties to deliver the Company's products for a sustained period of time as a result of a strike or for other reasons could have a material adverse effect on the Company's business, financial condition and results of operations.

     In connection with the sale of Series A Stock and Series B Stock to The Union Labor Life Insurance Company ("ULLICO"), the Company agreed that so long as ULLICO remains a stockholder of the Company, the Company will use shippers that have recognized one or more unions as the collective bargaining representative of some or all of its employees, unless there is no viable union transportation option available. This agreement may limit the Company's ability to utilize certain third party delivery services. The failure of the Company to develop and maintain satisfactory relationships with third party vendors or poor performance by these third parties could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Order Fulfillment."

RAPID TECHNOLOGICAL CHANGE


     The Internet and the electronic commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions, and the emergence of new industry standards and practices that could render the Company's existing online systems obsolete. To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of the Value America online store. The Company's success will depend, in part, on its ability to identify, select and license leading technologies useful in its business, enhance its existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices in a cost-effective manner and on a timely basis. There can be no assurance that the Company will successfully use new technologies effectively or adapt its Internet site, technology and transaction processing systems to customer requirements or emerging industry standards. The failure of the Company to adapt in a timely manner to changing market conditions or customer requirements for technical, legal, financial or other reasons could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Systems Infrastructure, Technology and Security."



RISK OF SYSTEM FAILURE; SINGLE SITE


     The Company's business is dependent on the efficient and uninterrupted operation of its computer and communications hardware systems. These systems are presently located at a single site in Charlottesville, Virginia, and the Company does not have a redundant "mirror" site. The Company intends to move substantially all of its operations to a new location during the fourth quarter of 1998, and there can be no assurance that system interruptions will not occur during the move. The Company's computer and communications hardware systems are also vulnerable to interruption or damage from fire, flood, prolonged power loss, telecommunications failure, earthquake and other events. Any system interruptions that result in the unavailability of the Company's Internet site or reduced transaction processing performance could reduce the volume of products sold, damage the Company's reputation and cause customer dissatisfaction, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's coverage limits on its property and business interruption insurance may not be adequate to compensate the Company for all losses that may occur. Despite the implementation of network security measures by the Company, its servers are also vulnerable to computer viruses, physical or electronic break-ins and other disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays, loss of data or cessation of service to the Company's customers, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Systems Infrastructure, Technology and Security."



LIMITED CUSTOMER SERVICE CAPABILITIES


     As of August 31, 1998, the Company employed 43 full-time equivalent employees in its customer service department. On such date, the Company had limited capabilities to provide customer service in the form of telephone ordering, telephone support and e-mail replies to customer inquiries. The Company has experienced periods during which its personnel were unable to meet the Company's target response time for customer service calls or inquiries. There can be no assurance that the Company will be able to hire the personnel necessary to build a customer service organization that is able to respond satisfactorily to the needs of the Company's customers. The failure of the Company to provide adequate customer service could damage the Company's reputation and could cause customers to transfer their business to other Internet retailers or traditional retail stores. Accordingly, there can be no assurance that the Company will not experience customer service capacity constraints and the failure to remedy such constraints in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customer Service."



SALES AND OTHER TAXES


     The Company does not currently collect sales or other taxes in respect of shipments of goods into states other than Virginia. However, one or more federal, state or local governmental authorities may seek to impose sales tax collection obligations on companies that engage in electronic commerce via the Internet. Further, a requirement to pay sales tax may discourage customers from making product purchases through online stores. In addition, any new operations in other jurisdictions could subject shipments to sales taxes under the laws of those jurisdictions. Any requirement by multiple jurisdictions for the Company to collect and remit sales taxes could result in potentially cumbersome administrative burdens for the Company. Further, a successful assertion by any jurisdiction that the Company should collect sales or other taxes on the sale of merchandise could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

PROPRIETARY RIGHTS; INFRINGEMENT CLAIMS


     The Company's success will depend in part on its proprietary intellectual property. The Company principally relies upon trade secret and contract law to protect its proprietary intellectual property. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation of its proprietary intellectual property or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. The Company has registered the "Value America" service mark in the United States for limited uses and claims service mark rights in, and has applied for service mark registrations in the United States for, a number of other uses. There can be no assurance that the Company will be able to secure significant protection for these service marks. It is possible that competitors of the Company or others will adopt product or service names similar to "Value America" and the Company's other service marks, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. The failure or inability of the Company to protect the name "Value America" adequately would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Intellectual Property."

     Due to the importance of copyright, trade secret and contractual protections and the competitive nature of its industry, the Company may also be subject to claims that its technologies infringe on the proprietary rights of other companies. There can be no assurance that such claims will not arise, that the Company will have sufficient resources to pursue any resulting litigation to a final judgment, or that the Company will prevail in such litigation. The Company could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights, which could materially affect the Company's business, financial condition and results of operations. Parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block the Company's ability to exploit its products and services in the United States or abroad. Such a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Intellectual Property."


CONTROL BY EXECUTIVE OFFICERS AND DIRECTORS

     Upon completion of this offering, the Company's executive officers and directors will, in the aggregate, beneficially own approximately 81.5% of the outstanding Common Stock. As a result, such persons, acting together, will have the ability to control substantially all matters submitted to stockholders of the Company for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the management and affairs of the Company. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have an adverse effect on the market price of the Common Stock. See "Management" and "Principal Stockholders."



GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     The Company is currently subject to few laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as privacy, pricing and characteristics and quality of products and services. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of Internet usage, which, in turn, could decrease the demand for the Company's service, increase the Company's costs of doing business or otherwise have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales tax, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, financial condition and results of operations.

     Several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. Because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If any such petition is granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in the use of the Internet. Any such new legislation or regulation, or new applications or interpretations of existing laws, could have a material adverse effect on the Company's business, financial condition and results of operations.


     In addition, U.S. and foreign laws regulate certain uses of customer information and the development and sale of mailing lists. New restrictions may arise in this area that could have an adverse affect on the Company.

     The law regarding linking to and framing of third-party Web sites without permission is uncertain. The Company may be asked to pay a license fee or cease linking or framing. See "Business -- Government Regulation."


RECENT AND CONTINUING PUBLICITY

     The Company has received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements by the Company's executive officers and employees. Neither the Company nor any of the Underwriters has confirmed, endorsed or adopted these third-party statements for utilization by, or distribution to, prospective purchasers in this offering. In addition, two Charlottesville, Virginia periodicals, THE DAILY PROGRESS and C-VILLE WEEKLY, published articles regarding the Company in July 1998. The articles included statements attributed to Craig A. Winn and other Value America personnel. Certain of the statements concerned the purchase of securities of the Company by certain investors, including Vulcan Ventures Incorporated, a widely followed investment entity organized by Paul Allen, a founder of Microsoft, Inc. None of the statements in the articles should be construed as an endorsement of the Company, its business plan or its future prospects by such investors or as a recommendation by those investors to purchase any shares of Common Stock in this offering. The article in THE DAILY PROGRESS overstates the amount of proceeds recovered by the Company from these investors; in fact, the Company received approximately $18.8 million from these investors with the remainder going to selling stockholders. See "Certain Transactions." The article states that the Company was discussing an arrangement with Yahoo! to offer links from the Yahoo! Web browser home page to the Value America online store; no such arrangement exists as of the date hereof and it is the policy of the Company not to disclose the existence, status or termination of nonbinding negotiations regarding business arrangements. The article significantly overstates the amount of the Company's expenditures on advertising to date; in fact, during the six months ended June 30, 1998 and the year ended December 31, 1997, the Company's sales and marketing expenses totaled $8.9 million and $488,000, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The article substantially overstates the number of products offered by the Company through its online store. The Company does not believe information as to its product count is meaningful to potential investors, since the count may vary materially depending upon the extent to which different features and configurations of an item are assumed to constitute different products. See "Business -- The Value America Store -- Wide Selection of Leading Brand Products." The article overstates the number of the Company's employees; in fact, at June 30, 1998, the Company had 133 full-time equivalent employees. See "Business -- Employees." The article states that William D. Savoy is a member of the Board of Directors; in fact, Mr. Savoy will not begin to serve as a director until the closing of this offering. See "Management -- Executive Officers, Directors and Key Personnel." The article incorrectly states that the Company is seeking "permanent" facilities to occupy in lieu of facilities recently leased by the Company. See "Business -- Facilities." As a result of the inaccuracies contained in the articles, no reliance should be placed on any of the statements made in either article. To the extent that any such statements are inconsistent with, or conflict with, the information contained in this Prospectus, or otherwise relate to information contained in this Prospectus, they are disclaimed by the Company and the Underwriters. In evaluating an investment in shares of Common Stock offered hereby, prospective investors should not rely on third-party statements, statements in the articles in THE DAILY PROGRESS and C-VILLE WEEKLY, or any other information not contained in this Prospectus.


YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. As a result, in less than eighteen months, computer systems and/or software may need to be upgraded to comply with such "Year 2000" requirements. There can be no assurance that the Company's systems are Year 2000 compliant. For example, the Company utilizes third-party equipment and software that may or may not be Year 2000 compliant. Failure of the Company's systems or such third-party equipment or software to operate properly with regard to the Year 2000 problem could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company currently is unable to predict the extent to which Year 2000 compliance issues will affect its vendors' systems (insofar as they relate to the Company's business) or the extent to which the Company would be vulnerable to any failure by its vendors to remediate Year 2000 compliance issues on a timely basis. The failure of a major vendor's systems to operate properly with respect to the Year 2000 problem on a timely basis or a Year 2000 conversion that is incompatible with the Company's systems could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, most of the purchases from the Company's store are made with credit cards via the Internet, and the Company's operations may be materially adversely affected to the extent its customers are unable to use their credit cards or access the Internet due to Year 2000 problems that are not remedied by their credit card vendors or by the organizations responsible for maintaining and providing access to the Internet. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."


SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


     Sales of a substantial number of shares of Common Stock in the public market could have a material adverse effect on the market price of the Common Stock and could impair the Company's ability to raise capital through additional sales of its equity securities. Following the closing of this offering, there will be 32,889,667 shares of Common Stock outstanding (based on shares outstanding on August 31, 1998), of which the 5,000,000 shares of Common Stock offered hereby will generally be freely tradable in the public market. Upon the expiration of "lock-up" agreements between certain stockholders of the Company and the Representatives of the Underwriters, 180 days after the date of this Prospectus (or earlier with the consent of BancBoston Robertson Stephens in certain cases), approximately 25,026,075 of the remaining shares of outstanding Common Stock will be eligible for immediate sale in the public market under Rules 144 and 701 under the Securities Act. Approximately 90 days after the closing of this offering, the Company intends to register on Form S-8 an aggregate of 3,750,000 shares of Common Stock reserved for issuance under the Incentive Plan, which would permit the immediate resale in the public market of any shares of Common Stock issued pursuant to that plan. Upon the expiration of the lock-up agreements referred to above, the holders of approximately 5,355,141 shares of Common Stock will be entitled to exercise certain registration rights. If those holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price of the Common Stock. See "Management -- Incentive Plan," "Shares Eligible for Future Sale" and "Underwriting."



ANTI-TAKEOVER PROVISIONS; INDEMNIFICATION


     Upon the closing of the offering, the Company's Articles of Incorporation, as amended (the "Articles"), and Bylaws will provide for a classified Board of Directors, the removal of directors only with cause, and advance notice requirements for director nominations and actions to be taken at annual meetings of the Company's stockholders. The Company is subject to certain provisions of the Virginia Stock Corporation Act (the "Virginia Act") that, in general, (i) prevent an Interested Stockholder (defined generally as a person owning more than 10% of any class of the Company's voting securities) from engaging in an "Affiliated Transaction" (as defined herein) with the Company unless certain conditions are met and (ii) deny voting rights to shares acquired by a person in a Control Share Acquisition (defined generally as an acquisition resulting in voting power which exceeds one-fifth, one-third or a majority) unless such rights are granted by the Company's stockholders, and permit the Company, under certain circumstances, to redeem the shares so acquired. Such provisions could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company. See "Description of Capital Stock -- Anti-Takeover Effects of Provisions of the Articles and Bylaws."

     The Articles require the Company to indemnify directors and officers against liabilities and expenses sustained by them with respect to claims brought against them in their capacities as directors and officers. Such provisions may deprive stockholders of the opportunity to recover damages from the Company's directors and officers for acts or omissions of directors or officers unless the exceptions to liability limitation can be proven. See "Business -- Elimination of Liability and Indemnification."



NO PUBLIC MARKET; POTENTIAL STOCK PRICE VOLATILITY

     Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active public market will develop or be sustained after this offering or that investors will be able to sell shares of Common Stock should they desire to do so. The initial public offering price will be determined by negotiations among the Company and the Representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade upon completion of this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The market price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in the Company's results of operations, announcements of technological innovations, new sales formats by the Company or its competitors, changes in financial estimates by securities analysts, conditions and trends in the Internet and electronic commerce industries, adoption of new accounting standards affecting the retail sales industry, general market conditions and other factors. Further, the stock markets have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many Internet companies and that often have been unrelated or disproportionate to the operating performance of those companies. The trading prices of the stocks of many Internet companies are at or near historical highs and reflect price-to-earnings ratios substantially above historical market averages. There can be no assurance that these trading prices and price-to-earnings ratios will be sustained. These broad market factors may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such company. Any such litigation instituted against the Company could result in substantial costs and a diversion of management's time, attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.


BROAD MANAGEMENT DISCRETION IN ALLOCATION OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $68.9 million. The Company intends to use the net proceeds of this offering for working capital and other general corporate purposes, including advertising and promotion, development of system enhancements, relocation and expansion of corporate facilities, payment of accrued preferred stock dividends, and potential acquisitions of, or investments in, complementary businesses and technologies. Accordingly, the Company's management will retain broad discretion as to the allocation of the proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds."



IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of Common Stock in this offering will experience immediate and substantial dilution of $12.49 per share in the net tangible book value of the Common Stock from the initial public offering price (assuming an initial public offering price of $15.00 per share). To the extent that outstanding options and warrants to purchase shares of Common Stock are exercised, there may be further dilution. See "Dilution."



NO DIVIDENDS ON COMMON STOCK

     The Company has not paid any cash or other dividends on its Common Stock and intends for the foreseeable future to retain any earnings to fund operations. See "Dividend Policy."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 5,000,000 shares of Common Stock offered hereby are estimated to be $68.9 million ($72.8 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use its net proceeds of this offering for working capital and other general corporate purposes, including the implementation of the Company's marketing and advertising strategy, the development of system enhancements, the relocation and expansion of corporate facilities, and the payment of preferred stock dividends. A portion of the net proceeds may also be used for the acquisition of, or investment in, businesses and technologies that are complementary to those of the Company. The Company currently expects to utilize a majority of the net proceeds from this offering in connection with the Company's advertising and promotional campaign. From February 1998 through June 1998, the Company spent in excess of $1.0 million per month on advertising and promotional expenses, and the Company intends to increase its sales and marketing expenses significantly following the completion of this offering. The Company intends to apply approximately $368,000 of its net proceeds to pay dividends to holders of Series A Stock and Series B Stock at the closing of this offering. See "Dividend Policy." Pending such uses, the Company intends to invest such funds in short-term, investment-grade, interest-bearing securities.


                                DIVIDEND POLICY

     In March and July 1998, the Company paid $145,000 and $125,000, respectively, in dividends on outstanding shares of the Series A Stock. No dividends have yet been paid on the Series B Stock. The Company expects to pay additional dividends in the aggregate amount of approximately $368,000 to the holders of the Series A Stock and the Series B Stock upon the closing of this offering and the resulting conversion of the Series A Stock and the Series B Stock into shares of Common Stock. The Company has never declared or paid dividends on the Common Stock. The Company intends to retain its earnings, if any, for use in its operations and does not intend to pay cash dividends on the Common Stock in the foreseeable future. Payments of future cash dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, and current and anticipated cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1998 on: (i) an actual basis; (ii) a pro forma basis giving effect, as of June 30, 1998, to the conversion of all outstanding shares of the Series A Stock and the Series B Stock into an aggregate of 4,737,167 shares of Common Stock and the payment of approximately $368,000 in accrued dividends on the Series A Stock and the Series B Stock, all upon the closing of this offering; and (iii) a pro forma basis, as adjusted to give effect to the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds thereof. This table should be read in conjunction with the Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.





                                                                                 JUNE 30, 1998
                                                                   -----------------------------------------
                                                                                                  PRO FORMA
                                                                      ACTUAL       PRO FORMA     AS ADJUSTED
                                                                   ------------   -----------   ------------
                                                                                (IN THOUSANDS)
Long-term debt .................................................    $      50      $      50     $      50
                                                                    ---------      ---------     ---------
Mandatorily redeemable preferred stock:
   Series A Preferred Stock (convertible), without par value, 5%
    cumulative dividend; 5,000,000 shares authorized, issued and outstanding, actual; 0 shares outstanding, pro forma and pro
    forma as adjusted ..........................................       11,735             --            --
   Series B Preferred Stock (convertible), without par value, 5%
    cumulative dividend; 617,979 shares authorized, issued and outstanding, actual; 0 shares outstanding pro forma and pro
    forma as adjusted ..........................................       17,680             --            --
                                                                    ---------      ---------     ---------
                                                                       29,415             --            --
                                                                    ---------      ---------     ---------
Stockholders' equity (deficit):
   Common Stock, without par value; 50,000,000 shares
    authorized, actual and 100,000,000 shares authorized, pro
    forma and pro forma as adjusted; 23,152,500 shares issued
    and outstanding, actual; 27,889,667 shares issued and
    outstanding, pro forma; 32,889,667 shares issued and
    outstanding, pro forma as adjusted .........................        1,657         30,704        99,554
   Accumulated deficit .........................................      (17,056)       (17,056)      (17,056)
                                                                    ---------      ---------     ---------
     Total stockholders' equity (deficit) ......................      (15,399)        13,648        82,498
                                                                    ---------      ---------     ---------
        Total capitalization ...................................    $  14,066      $  13,698     $  82,548
                                                                    =========      =========     =========

                                   DILUTION


     The pro forma net tangible book value of the Company as of June 30, 1998 was approximately $13.6 million, or $0.49 per share of Common Stock. Pro forma net tangible book value per share represents the total amount of the Company's tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding after giving effect, as of June 30, 1998, to the conversion of all outstanding shares of the Series A Stock and the Series B Stock into shares of Common Stock and to the payment of approximately $368,000 in accrued dividends on the Series A Stock and the Series B Stock, all upon the closing of this offering. After giving effect to the sale of the Common Stock offered hereby (based upon an assumed initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value of the Company as of June 30, 1998 would have been approximately $82.5 million, or $2.51 per share. This represents an immediate increase in pro forma net tangible book value of $2.02 per share to existing stockholders and an immediate dilution of $12.49 per share to new investors. The following table illustrates this per share dilution:





      Assumed initial public offering price per share .......................                 $  15.00
        Pro forma net tangible book value per share as of June 30, 1998 .....    $  0.49
        Increase per share attributable to new investors ....................       2.02
                                                                                 -------
      Pro forma net tangible book value per share after the offering ........                     2.51
                                                                                              --------
      Dilution in net tangible book value per share to new investors ........                 $  12.49
                                                                                              ========



     The following table summarizes, on a pro forma as adjusted basis as of June 30, 1998, after giving effect, as of June 30, 1998, to the conversion of all outstanding shares of the Series A Stock and the Series B Stock into shares of Common Stock, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing stockholders and by the investors purchasing shares of Common Stock in the offering, based upon an assumed initial public offering price of $15.00 per share (before deducting estimated underwriting discounts and commissions and estimated offering expenses):






                                      SHARES PURCHASED       TOTAL CONSIDERATION
                                   ---------------------- -------------------------  AVERAGE PRICE
                                      NUMBER     PERCENT       AMOUNT      PERCENT     PER SHARE
                                   ------------ --------- --------------- --------- --------------
   Existing stockholders .........  27,889,667     84.8%     29,871,144      28.5%     $  1.07
   New investors .................   5,000,000     15.2      75,000,000      71.5        15.00
                                    ----------    -----      ----------     -----
      Total ......................  32,889,667    100.0%   $104,871,144     100.0%
                                    ==========    =====    ============     =====



     The foregoing tables assume no exercise of outstanding stock options and warrants. As of June 30, 1998, there were outstanding (i) stock options to purchase an aggregate of 3,374,880 shares of Common Stock at a weighted average exercise price of $1.74 per share and (ii) warrants to purchase an aggregate of 213,750 shares of Common Stock at an exercise price of $1.67 per share. To the extent that these options and warrants are exercised, there will be further dilution to new investors. See "Management -- Incentive Plan," "Description of Capital Stock -- Warrants" and Note 6 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA


     The following selected financial data of the Company are qualified by reference to, and should be read in conjunction with, the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The statement of operations data for the period from inception (March 13, 1996) through December 31, 1996, the year ended December 31, 1997 and the six months ended June 30, 1998 and the balance sheet data at December 31, 1996 and 1997 and June 30, 1998 have been derived from the Company's audited financial statements. The statement of operations data for the six months ended June 30, 1997 have been derived from the Company's unaudited financial statements and, in the opinion of the Company's management, contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the Company's results of operations for such interim period. Results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the entire year.




                                                                       PERIOD
                                                                   FROM INCEPTION                         SIX MONTHS
                                                                  (MARCH 13, 1996)                      ENDED JUNE 30,
                                                                      THROUGH        YEAR ENDED   --------------------------
                                                                   DEC. 31, 1996    DEC. 31, 1997      1997         1998
                                                                 ----------------- -------------- ------------- ------------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Net sales .....................................................      $    --         $     48       $   --      $   6,713
 Product presentations .........................................           --               86           --            518
                                                                      -------         --------       ------      ---------
   Total revenues ..............................................           --              134           --          7,231
                                                                      -------         --------       ------      ---------
Cost of revenues:
 Cost of goods sold ............................................           --               31           --          6,667
 Product presentations .........................................           97              455          142            461
                                                                      -------         --------       ------      ---------
   Total costs of revenues .....................................           97              486          142          7,128
                                                                      -------         --------       ------      ---------

Gross profit (loss) ............................................          (97)            (352)        (142)           103
                                                                      -------         --------       ------      ---------
Operating expenses:
 Sales and marketing ...........................................           44              488           61          8,936
 General and administrative ....................................          152              544           46          1,994
 Technical and system development ..............................          135              487          106            996
 Professional fee(1) ...........................................           --               --           --            694
                                                                      -------         --------       ------      ---------
   Total operating expenses ....................................          331            1,519          213         12,620
                                                                      -------         --------       ------      ---------
Operating loss .................................................         (428)          (1,871)        (355)       (12,517)
                                                                      -------         --------       ------      ---------

Interest income (expense), net .................................            3               18             (1)         148
                                                                      -------         --------       ---------   ---------

Net loss .......................................................      $  (425)        $ (1,853)      $ (356)     $ (12,369)
                                                                      =======         ========       ========    =========
Accretion and dividends on Series A preferred stock ............           --             (188)          --         (2,414)
                                                                      -------         --------       --------    ---------
Net loss available for common stockholders .....................      $  (425)        $ (2,041)      $ (356)     $ (14,783)
                                                                      =======         ========       ========    =========
Net loss per share -- basic and diluted ........................      $ (0.02)        $  (0.09)      $(0.02)     $   (0.64)
Weighted average number of shares -- basic and diluted .........       22,500           22,616       22,500         23,153




                                                        DECEMBER 31,
                                                   ----------------------     JUNE 30,
                                                       1996        1997         1998
                                                   ---------   ----------   ------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ......................    $   81      $ 10,341     $  20,253
Working capital (deficit) ......................      (116)        9,329        14,054
Total assets ...................................       144        10,994        25,965
Long-term debt .................................        --            50            50
Mandatorily redeemable preferred stock .........        --         9,466        29,415
Stockholders' deficit ..........................      (275)       (1,310)      (15,399)



---------
(1) In June 1998, Craig A. Winn, the Chairman, Chief Executive Officer and President and a director of the Company, sold 288,321 shares of Common Stock to an entity that had assisted in the promotion of the private placements of the Series A Stock and Series B Stock. The excess of the fair value of the Common Stock sold by Mr. Winn over the consideration he received has been recognized by the Company as a period expense. See Note 6 of Notes to Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW


     Value America is an Internet-based destination retailer that offers a wide selection of technology, office and consumer products for sale at its Internet site, WWW.VALUEAMERICA.COM. Value America was in a developmental period from its inception in March 1996 until the first quarter of 1998, when it launched its initial advertising campaign. In 1996 and 1997, the Company's primary activities related to establishing relationships with manufacturers, creating product presentations and developing the Company's systems and operating procedures. The Company has been selling merchandise on the Internet since the third quarter of 1997.

     Accordingly, the Company has a limited operating history and is still in the early stages of development. Currently, revenues are derived from two sources: sales of products through the Company's online store and fees collected from manufacturers for the preparation and hosting of product presentations and listing of manufacturers' products available for purchase on the online store. Revenues from product sales are recognized upon shipment from the vendor. The Company's vendors ship products directly to the customer typically within two to three days after receipt of an order from the Company. The Company is responsible for selling the merchandise, collecting payment from the customer, ensuring that the shipment reaches the customer and processing returns. The Company generally takes title to products upon shipment and bears the risk of loss for collection, delivery and merchandise returns from customers. The Company periodically purchases merchandise prior to receiving customer orders and records such merchandise as inventory until shipped to customers. The Company accrues a reserve for estimated product returns at the time of sale.

     The Company has contractual agreements with suppliers under which the Company develops and maintains multi-media product presentations on the Company's online store. These agreements provide for the development of the presentations and the listing of the presentations and the manufacturers' products on the Company's Internet site, typically for a specified period. For agreements entered into prior to January 1, 1998, the listing period generally extended for 36 months; for agreements entered into after that date, the period generally has been 12 months. The Company recognizes the costs of developing presentations and listing the manufacturers' products on its website as incurred and recognizes the product presentation and listing revenues ratably over the period of the related agreement. Amounts that are billed under the terms of these agreements but are not yet earned are reflected as deferred revenue. Certain of these agreements provide that suppliers may pay a renewal fee to continue product listings beyond the initial listing periods. Any revenues from these renewal fees will be recognized ratably over the renewal term.


     To date, payments for products purchased through the Company's online store have been primarily made with credit cards. The Company anticipates that it will begin to extend trade credit terms to certain large customers. Typically the Company receives payment from a customer's credit card through a financial institution within one to four business days. The Company typically pays its vendors for goods within 30 to 60 days.

     The Company expects that its operating expenses will increase significantly during the foreseeable future, as the result of its plans to increase expenditures on marketing, advertising and promotion, hire additional personnel, enhance existing store operations, and establish strategic vendor relationships that the Company believes are important to the success of the Company. The Company expects to incur substantial operating losses for the foreseeable future. The Company has an extremely limited operating history upon which to base an evaluation of the Company and its business. The Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving markets such as electronic commerce. Although the Company has experienced significant growth in revenue, there can be no assurance that the Company's revenue will continue at its current level or increase.



SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997


     REVENUES


     Revenues consist of product sales through the Company's online store and product presentation and listing fees. The Company did not open its online store until the third quarter of 1997, and the Company generated $0 of revenues from product sales or product presentations and listing services for the six months ended June 30, 1997. For the six months ended June 30, 1998, net sales totaled $6.7 million and product presentation fees recognized were $518,000. For the six months ended June 30, 1998, the average order size of products purchased directly through the Company's online store exceeded $1,300. This amount excludes items purchased by check and business-to-business transactions from larger businesses with which the Company has developed special purchasing arrangements. For the six months ended June 30, 1998, product returns and cancellations (including product returns resulting from malfunctioning products, erroneous shipments and other quality related issues) were approximately 4.9% of sales.



     COST OF REVENUES


     Cost of revenues consists of cost of goods sold and cost of product presentations. Cost of goods sold consists of payments to third-party suppliers for merchandise, net of shipping costs, and credit card processing fees. The Company incurred $0 of cost of goods sold for the six months ended June 30, 1997. For the six months ended June 30, 1998, cost of goods sold totaled $6.7 million, representing 99% of net sales. The narrow gross margin on product sales was due to (a) the Company's short-term strategy to selectively accept narrow or negative margins in order to attain increased volumes and brand awareness and (b) isolated instances in which the Company provided upgraded merchandise in response to unanticipated favorable response to advertised promotions.

     Cost of product presentations consists of direct costs associated with the production of multi-media product presentations, together with payroll and related expenses. Cost of product presentations increased from $142,000 for the six months ended June 30, 1997 to $461,000 for the six months ended June 30, 1998. In the six months ended June 30, 1998, cost of product presentations represented 89% of product presentation and listing revenues. The dollar increase of $319,000 in the cost of product presentations was due primarily to increases in payroll and related expenses of $249,000 and to increases in video and production expenses of $73,000. Margins on product presentations and listing services during the six months ended June 30, 1998 were narrow as there were minimal revenues deferred in prior periods to recognize against current costs.



     SALES AND MARKETING


     Sales and marketing expenses consist of costs of advertising and promotional expenses associated with promoting the Company's online store to potential customers and vendors, together with payroll and related expenses. Sales and marketing expenses increased from $61,000 for the six months ended June 30, 1997 to $8.9 million for the six months ended June 30, 1998. The increase primarily reflected the commencement of the Company's advertising campaign in late January 1998, an increase in the number of merchandising, advertising and promotion department employees, and a general increase in the level of the Company's promotional activities. Advertising and promotional expenses increased from $3,000 for the six months ended June 30, 1997 to $8.0 million for the six months ended June 30, 1998. These 1998 expenditures were primarily for advertising in regional and national newspapers, technology and consumer magazines, direct mailings and regional radio commercials. Payroll expenses relating to merchandising, advertising and promotion department employees increased from $35,000 for the six months ended June 30, 1997 to $869,000 for the six months ended June 30, 1998. From February 1998 through July 1998, the Company spent in excess of $1.0 million per month on advertising and promotional expenses. The Company intends to increase its sales and marketing expenses significantly following the completion of this offering. See "Use of Proceeds."



     GENERAL AND ADMINISTRATIVE


     General and administrative expenses consist of management and executive compensation, customer service compensation, depreciation, rent, professional services, telephone expense, postage and other general corporate expenses. General and administrative expenses increased from $46,000 for the six months ended June 30, 1997 to $2.0 million for the six months ended June 30, 1998. This increase reflected the hiring of additional management and customer service personnel, the incurrence of increased facilities charges and substantially increased activity levels to support the expansion of the Company's operation, all of which were undertaken in late 1997 and continued into the first quarter of 1998. Payroll expenses relating to general and administrative personnel were $728,000 and $0 for the six months ended June 30, 1998 and 1997, respectively. The Company expects that general and administrative expenses will continue to increase significantly for the foreseeable future, as the Company continues to expand its operations.


     TECHNICAL AND SYSTEM DEVELOPMENT

     Technical and system development expenses consist primarily of expenses incurred for the development and maintenance of the Company's online store, including employee compensation and the cost of designing, developing and improving store content, Internet connectivity, operations and reporting. Due to the rapid rate of changes in associated technology and the

Company's business, these expenses are expensed as incurred. Technical and system development expenses increased from $106,000 for the six months ended June 30, 1997 to $996,000 for the six months ended June 30, 1998. This increase principally reflected higher payroll and consulting expenses. Payroll expenses related to technical and system development increased from $87,000 for the six months ended June 30, 1997 to $424,000 for the six months ended June 30, 1998. Payments to outside consultants totaled $435,000 and $0 for the six months ended June 30, 1998 and 1997, respectively. The Company expects that technical and systems development expenses will continue to increase for the foreseeable future.


     PROFESSIONAL FEE

     In June 1998, Craig A. Winn, the Chairman, Chief Executive Officer and President and a director of the Company, sold 288,321 shares of Common Stock for consideration below fair value to an entity that had assisted in the promotion of the private placements of the Series A Stock and Series B Stock. The Company recognized the excess of the fair value of the Common Stock sold by Mr. Winn over the consideration received as a current period expense of $694,000. See Note 6 of Notes to Financial Statements.


     INTEREST INCOME (EXPENSE), NET

     Interest income of $148,000 for the six months ended June 30, 1998 consisted primarily of income earned on the net proceeds of the Company's issuance and sale of the Series A Stock in December 1998. The $1,000 expense for the six months ended June 30, 1997 related primarily to interest expense on the Company's capital lease obligations.



     INCOME TAXES


     The Company provided $0 for income taxes in the six months ended June 30, 1997 and the six months ended June 30, 1998, since the Company incurred a net loss in each period. A full valuation allowance was recorded to offset the future benefit from tax loss carryforwards.



YEAR ENDED DECEMBER 31, 1997 COMPARED TO PERIOD FROM INCEPTION (MARCH 13, 1996) THROUGH DECEMBER 31, 1996

     REVENUES


     The Company did not open its online store until the third quarter of 1997 and thus generated $0 of revenues from product sales, product presentations and listing services for the period ended December 31, 1996. For the year ended December 31, 1997, net sales totaled $48,000 and product presentation revenues were $86,000.



     COST OF REVENUES


     The Company incurred $0 of cost of goods sold for the period ended December 31, 1996. For the year ended December 31, 1997, cost of goods sold totaled $31,000, representing 65% of net sales.

     Cost of product presentations increased from $97,000 for the period ended December 31, 1996 to $455,000 for the year ended December 31, 1997. In the year ended December 31, 1997, cost of product presentations represented 529% of product presentation revenues. The dollar increase of $358,000 in the cost of product presentations was due primarily to increases in payroll and related expenses of $305,000 and to increases in video and production expenses of $19,000. Negative margins on product presentation and listing services during the year ended December 31, 1997 occurred as there were no revenues deferred in prior periods to recognize against current costs.



     SALES AND MARKETING


     Sales and marketing expenses increased from $44,000 for the period ended December 31, 1996 to $488,000 for the year ended December 31, 1997. This increase resulted from significant increases in both advertising and promotional expenses and related payroll expenses. Advertising and promotional expenses totaled $194,000 and $0 for the year ended December 31, 1997 and the period ended December 31, 1996. Payroll expense relating to merchandising, advertising and promotion department employees increased from $21,000 for the period ended December 31, 1996 to $137,000 for the year ended December 31, 1997.



     GENERAL AND ADMINISTRATIVE


     General and administrative expenses increased from $152,000 for the period ended December 31, 1996 to $544,000 for the year ended December 31, 1997. This increase reflected the hiring of additional management and customer service personnel, the incurrence of increased facilities charges and substantially increased activity levels to support the expansion of the Company's operation, all of which were undertaken in late 1997. Payroll expenses relating to general and administrative personnel increased from $74,000 for the period ended December 31, 1996 to $206,000 for the year ended December 31, 1997.

 TECHNICAL AND SYSTEM DEVELOPMENT

     Technical and system development expenses increased from $136,000 for the period ended December 31, 1996 to $487,000 for the year ended December 31, 1997. This increase principally reflected higher payroll expenses relating to technical and systems development, which increased from $95,000 for the period ended December 31, 1996 to $434,000 for the year ended December 31, 1997.



FLUCTUATIONS IN OPERATING RESULTS

     The Company's operating results have fluctuated in the past, and are expected to continue to fluctuate in the future, due to a number of factors, many of which are outside the Company's control. These factors include: (i) the Company's ability to attract and retain customers, maintain customer satisfaction and establish consumer confidence in conducting transactions on the Internet environment, (ii) the Company's ability to manage fulfillment operations electronically and to establish competitive gross margins, (iii) the announcement or introduction of new Web sites, services and products by the Company and its competitors, (iv) price competition or higher vendor prices,
(v) the level of use and consumer acceptance of the Internet and other online services for the purchase of technology, office and consumer products such as those offered by the Company, (vi) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner, (vii) the level of traffic on the Company's Web site, (viii) technical difficulties, systems downtime or Internet "brownouts," (ix) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (x) delays in revenue recognition at the end of a fiscal period as a result of shipping or logistical problems, (xi) the level of merchandise returns experienced by the Company, (xii) governmental regulation, and (xiii) general economic conditions. As a strategic response to changes in the competitive environment, the Company may from time to time make certain service, marketing or supply decisions or acquisitions that could have a material adverse effect on the Company's quarterly results of operations and financial condition. Due to the foregoing factors, in future quarters the Company's operating results may not meet or exceed the expectations of securities analysts and investors. In such event, the trading price of the Common Stock may be materially adversely affected.


LIQUIDITY AND CAPITAL RESOURCES


     Since inception, the Company has financed its operations primarily from capital contributions from stockholders and from amounts paid by vendors for product presentations. During the year ended December 31, 1997, the Company received net proceeds of $10.2 million from the sale of Series A Stock, Common Stock and warrants. In June 1998, the Company received net proceeds of $17.7 million from the sale of Series B Stock. The Company presently believes that its existing capital resources and the proceeds of this offering will be sufficient to fund its operations for at least 12 months from the effective date of this Prospectus. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to sell additional equity or convertible debt securities or obtain a larger credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that financing will be available to the Company in amounts sufficient to fund the Company's operations or on terms acceptable to the Company. See "Risk Factors -- Historical and Anticipated Losses; Uncertain Availability of Additional Funding" and "Certain Transactions."

     Net cash used in operating activities was $166,000, $338,000 and $3.3 million for the period ended December 31, 1996, the year ended December 31, 1997 and the period ended June 30, 1998, respectively. The Company has financed its operating activities primarily through the aforementioned capital contributions by stockholders. Capital expenditures, primarily for computers and peripheral equipment and office furniture and fixtures, totaled $58,000, $165,000 and $1.1 million for the fiscal periods ended December 31, 1996, 1997 and June 30, 1998, respectively. The purchases were required to support the Company's expansion and increased infrastructure.

     The Company has a $5.0 million line of credit from Wachovia Bank, N.A. that is backed by cash deposits and a $750,000 standby letter of credit in favor of a trade creditor secured by a $750,000 certificate of deposit. The line of credit provides for cash advances evidenced by short term notes and secured by cash deposits. This line bears interest on advanced funds at LIBOR plus 1.75% (7.59% at June 30, 1998) and expires on May 31, 1999. The standby letter of credit which expires June 8, 1999 is callable if the Company defaults in the payment of trade payables to the secured vendor. Subsequent to June 30, 1998, the Company obtained two additional standby letters of credit in favor of trade creditors, which letters are secured by a total of $3.0 million in certificates of deposit. These standby letters of credit, each for $1.5 million, expire January 23, 1999 and February 4, 1999, and are callable if the Company defaults in the payments of trade payables to the secured vendors.

     The Company has no material commitments for capital expenditures. The Company incurred capital expenditures of approximately $1.1 million during the first six months of 1998, and expects to incur approximately $3.0 million in capital expenditures for the remaining six months of 1998. These expenditures are primarily for computer and telephony equipment, and furniture and fixtures associated with the Company's anticipated relocation to new facilities and continued systems development. The Company may require additional cash to support the anticipated growth in accounts receivable, as a result of the Company's intention to offer ordinary trade credit to certain large customers in the near future. The Company plans to increase its operating expenses significantly in order to increase the size of its staff, expand its marketing and advertising efforts, increase its technical and systems development efforts, improve and maintain its controls, systems and procedures, and support its growing infrastructure. As a result, the Company may experience substantial quarterly net losses for the foreseeable future. Thus, the Company may have to finance its capital expenditures, increased accounts receivable from product sales, marketing and advertising expenses and some portion of its growth in operating expenses with the proceeds of the offering.


YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are programmed to assume that the century portion of a date was "19" to conserve the use of storage and memory. This assumption resulted in the use of two digits (rather than four) to define an applicable year. Accordingly, computer systems that rely on two digits to define an applicable year may recognize a date using "00" as the year 1900, rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process or transmit data or engage in normal business activities. The Company's ability to operate is dependent upon the delivery of accurate, electronic information via the Internet. To the extent that Year 2000 issues result in the long-term inoperability of the Internet or the Company's online store, the Company's results of operation and financial condition will be materially and adversely affected.

     The Company is currently in the process of assessing its Year 2000 readiness. This assessment includes a review of the Company's internal information technology systems, non-information technology systems and the systems of third parties upon which the Company may rely. Although the Company has developed its proprietary computer systems to specifically address Year 2000 issues, there can be no assurance that the Company's systems, as a whole, are Year 2000 compliant. The Company utilizes third-party equipment and software that may or may not be Year 2000 compliant. Consequently, the Company's ability to address Year 2000 issues is, to a large extent, dependent upon the remediation activities of third parties. The Company is requesting statements of Year 2000 compliance for third party technology providers associated with the Company's core information systems infrastructure.

     The Company is in the process of initiating formal communications with all of the manufacturers and distributors presented in the Company's store to determine the extent to which the Company is vulnerable to those third parties' failures to remediate their own Year 2000 issues. In some cases, corporate systems or EDI mappings may have been designed to rectify Year 2000 problems. For other suppliers with which the Company communicates order, invoice, and inventory information via EDI, the Company is switching from the current 3040 EDI format to the Year 2000 compliant 4010 format. For suppliers who are capable of supporting the 4010 format, the Company will begin to migrate them to that format in January 1999. The Company anticipates that all current vendors either are in compliance with Year 2000 requirements or will migrate to the 4010 format.

     In addition, the Company is evaluating Year 2000 compliance by credit card processors and other financial intermediaries through which transactions are processed when the Company's customers purchase goods from the Company's store. Due to the complexity of these transaction processing systems and the fact that the Company has no direct control over them, the Company is in the process of securing a secondary source for financial transaction processing as a backup measure. These relationships and contingency plans for switching to a new processor in the event of Year 2000 related problems are expected to be in place by December 1998.

     Although the cost of the Company's Year 2000 remediation program has not yet been finalized, the Company estimates that these costs will not exceed $50,000 and, in any event, believes that such costs will not have a material, adverse effect upon the Company's results of operation or financial condition.



RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in financial statements that are displayed with the same prominence as other financial statements. SFAS No. 130 is required to be adopted for the Company's fiscal year ending December 31, 1998. The adoption of this pronouncement for the period ended June 30, 1998 had no impact on the Company's financial position or results of operations as the comprehensive loss was the same amount as the Company's net loss. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is required to be adopted for the Company's fiscal year ending December 31, 1998. Based upon present structure, the Company does not believe that SFAS No. 131 will significantly impact existing presentations and disclosures. As the Company's business and structure continues to evolve, the Company will continue to evaluate the impact, if any, of the adoption of this pronouncement on the Company's existing disclosures.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the cost of computer software developed or obtained for internal use. Costs incurred prior to the initial application of SOP 98-1, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. SOP 98-1 is effective for the Company's fiscal year ending December 31, 1999. The Company has not yet evaluated the impact of this pronouncement on the Company's financial condition, results of operations or cash flows.

                                   BUSINESS

OVERVIEW


     Value America is an Internet-based destination retailer that offers a wide selection of technology, office and consumer products for sale at its Internet site, WWW.VALUEAMERICA.COM. The products offered for sale in the Company's online store are branded goods from national and international manufacturers such as Hewlett-Packard and IBM. These products are presented to customers utilizing information-rich multi-media product presentations designed to take advantage of the online selling environment. The Company's online store has been created to provide consumers with product information, shopping convenience and value on brand name products, and to offer manufacturers the ability to communicate effectively the features and benefits of their products. Customers initially visit the Company's online store principally as a result of the Company's advertising in regional and national newspapers, technology and consumer magazines, direct mailings, regional radio commercials and Internet portals. The Company generates revenues primarily from the sale of branded products. The Company also receives revenue from manufacturers for the creation of product presentations shown on the Value America online store.



INDUSTRY BACKGROUND

     GROWTH OF THE INTERNET AND ELECTRONIC COMMERCE


     The audience of potential customers in the United States on the World Wide Web now exceeds 60 million people and is growing at a rate of close to 10 million users per quarter, according to data cited in a 1998 report by the U.S. Department of Commerce. Shopping has become one of the most popular activities on the Internet, and the number of people who shop and buy products on the Internet is growing rapidly. Industry reports indicate that more than 10 million households in the U.S. and Canada have purchased at least one product or service over the Internet and that the number of households world-wide that shop online will double from 5% to 10% by the end of 1998. One industry source estimates that the total value of goods and services purchased by businesses and consumers on the Internet was $12.4 billion in 1997 and projects that the market may grow to $425 billion by 2002.


     The rapid growth in electronic commerce is not limited to consumer usage of the Internet. Prior to the advent of the Internet, large retailers and manufacturers began to establish a system of communicating business documents in a standard electronic form, known as electronic data interchange ("EDI"). These business-to-business EDI systems enable purchase orders, invoices and shipping instructions to be transmitted electronically among manufacturers, distributors and retailers, and thereby can diminish costs and improve service opportunities.


     THE TRADITIONAL RETAIL MARKETPLACE


     In the traditional marketplace, retailers utilize "brick-and-mortar" stores and catalogs to sell goods to customers. Retailers typically maintain an inventory of products offered for sale and assume the costs and risks associated with that inventory. These costs include expenses relating to personnel, distribution, warehousing, financing inventory and leasing or buying real property to display merchandise. Risks of carrying inventory include damage, theft, loss, obsolescence and mismatches between supply and demand. Traditional retailers must attempt to factor these costs and risks into their selling prices.


     In recent years, a number of companies have introduced new business models that have significantly altered the competitive environment in the retailing industry. Many of these business models rely on variations of two basic retailing concepts: the "superstore" concept and the "volume discount" concept. In general, superstore retailers such as Circuit City and Staples seek to attract customers by emphasizing very broad selections of a few related categories of merchandise. Volume discount retailers such as Sam's Wholesale Club and Price/Costco generally seek to attract customers by de-emphasizing traditional retail concepts such as personalized customer service, product presentations, consistency of product offerings and breadth of merchandise in order to be able to offer a smaller number of products at substantial discounts from manufacturers' suggested retail prices. Superstores and volume discounters have succeeded in drawing customers away from more traditional retail stores. In order to remain competitive, many traditional retailers have responded by lowering prices and seeking to lower costs, in part by offering lower quality merchandise and hiring fewer, less experienced customer service and sales employees.


     As a result of the significant number of retailers who compete for customers primarily on the basis of price, the Company believes that retail customers may not receive sufficient information to make informed purchasing decisions and may purchase products that fail to meet their expectations. Many retailers are attempting to re-focus their sales strategies to address certain of these concerns: large destination stores offer more efficient operations; specialty retailers offer improved product quality and presentation; and direct response retailers offer greater convenience.

THE ONLINE RETAIL OPPORTUNITY

     The Internet provides retailers with the opportunity to offer a broad and evolving selection of merchandise from a wide array of product categories. Through the use of the Internet, retailers can have access to input product information and users can have access to shop 24-hours-a-day, 365-days-a-year. An online store, unlike a traditional retail store, is not limited by the constraints and expenses of store construction, real estate selection, shelf space, in-store staffing or the customer inconvenience associated with travel to and from a store location. Internet retailers have the ability to react quickly to update product descriptions, pricing and mix without incurring substantial costs in revising, printing and mailing catalogs.

     The Internet is a highly interactive medium through which online retailers can track shopper responses and preferences, thereby enabling retailers to customize their online stores, target specific customer groups and individuals, and tailor cross-selling efforts. Online retailers also benefit from the traditional marketing and advertising strategies employed by product manufacturers, which typically invest substantial amounts to advertise the benefits and features of their branded products. Product manufacturers also typically utilize television, radio and print advertising to build strong brand recognition. In turn, consumers seek out their preferred brands and products in each of the channels in which they are available for sale, including the Internet. Online retailers can use EDI to facilitate the entire ordering, shipping, invoicing and documentation process, thereby reducing costs throughout the supply chain and increasing their ability to service their customers more cost-effectively and efficiently.

     The Company believes that an electronic commerce strategy can enable the Company to provide a comprehensive solution to the difficulties associated with the traditional retail market. The Company has identified three segments of the traditional retailing industry that are particularly attractive for electronic commerce: (i) technology products, (ii) office products and (iii) consumer products. Each of these segments has begun to generate online revenues for segment-specific retailers such as Dell Computer, Office Depot and Amazon.com.

      TECHNOLOGY PRODUCTS include computers, computer peripherals, communications products and software. These products are sold to small, medium and large businesses, educational institutions, governmental agencies and individual consumers. Technology products are typically distributed through a distribution channel whereby certain value-added resellers, system integrators, distributors and direct marketers sell to end-users.

      OFFICE PRODUCTS include equipment, supplies and furniture. This segment includes a broad assortment of products ranging from facsimile machines to pencils to desk chairs. Office products have traditionally been sold through catalog-based distributors and brick-and-mortar retailers.

      CONSUMER PRODUCTS encompass a wide range of hard and soft goods targeted for use by individuals, including electronics, housewares, home improvement, jewelry, books, music, home furnishings, sporting goods, toys, household products, health and beauty aids, and pet supplies. These sales principally occur in traditional brick-and-mortar stores and through catalog shopping. In recent years, larger retailers, including "big box" retailers, warehouse clubs, superstores and volume discounters have constituted a significant portion of this market segment.


THE VALUE AMERICA SOLUTION


     Value America is an Internet-based destination retailer that offers a wide selection of technology, office and consumer products for sale at its Internet site, WWW.VALUEAMERICA.COM. Consumers visit the Value America online store as a result of the Company's traditional advertising, direct response marketing, online promotions and affinity marketing, as well as consumers' Internet browsing. The store provides the customer with entertaining and informative multi-media product presentations. Consumers purchase products directly online by selecting the items they wish to buy and providing credit card and shipping information. The Company also offers a toll-free telephone number that customers can call to complete a purchase transaction or obtain additional customer service. Once a product has been purchased, the Company transmits ordering and shipping information to the manufacturer or distributor, which ships the product directly to the customer.


     The Value America business model is designed to utilize the benefits of the Internet and electronic commerce to provide customers with value by offering convenient access to quality brand name products, responsive service and pertinent product information. The Value America online store also addresses the desire of manufacturers and distributors to have direct exposure to individual consumers and businesses, the ability to sell products based upon their merits and distribution efficiency.

     The Company believes that its online store offers customers a number of benefits that differentiate the Company from traditional retailers and distributors:

         QUALITY AND SELECTION OF RECOGNIZED BRANDS. As an online store, the Company's virtually unlimited shelf space allows the Company to offer a broad variety of technology products, office products and consumer products from a large number of leading manufacturers. The Company believes that customers shopping on the Internet, a relatively new commercial medium, will be more comfortable purchasing products with recognized brand names.

         VALUE PRICING. The Company's fixed cost infrastructure and direct distribution process is designed to enable the Company to offer brand name products at lower prices.

         INFORMATION-RICH MARKETING. In order to educate customers, the Value America online store is designed to provide valuable information regarding the features, functions, benefits and applications of the products sold by the Company. The Company's store utilizes interactive multi-media presentations to encourage purchases and allow customers to make informed purchase decisions.

         CUSTOMER CONVENIENCE. Value America's online store is open 24-hours-a-day, 365-days-a-year and is available to consumers and business customers through any computer with Internet access. The Company's graphical user interface and database design enable customers to organize the store in a manner specifically designed to meet their shopping styles. Customers can shop in the Company's store by category, product, brand or price.

         PERSONALIZED SERVICE. The Company's store emphasizes customer satisfaction by offering personalized services, including Web access to receipts, shipping and warranty information. The store greets members by name, thanks them for the last products they purchased and asks them to share their opinions about their shopping experience and the purchased products. The Company provides telephone customer service, as well as recommendations for additional purchases and reminders of important dates such as anniversaries and birthdays via electronic mail. The store retains and utilizes shipping addresses and billing data to make check outs more efficient.


   The Company believes that its electronic commerce model offers four key benefits to manufacturers:

         BROADER REACH. The Company's online presence provides manufacturers with access to an increasingly large base of customers beyond the reach of any individual brick-and-mortar retailer or catalog operator.

         CLOSER CUSTOMER CONTACT. The Company solicits manufacturer's suggestions regarding the development of multi-media product presentations in order to properly present product information to customers.

         EMPHASIS ON PRODUCT MERITS. The multi-media product presentations in the Company's online store provide manufacturers with the opportunity to educate potential customers as to the benefits and features associated with their products. Consequently, manufacturers are able to sell products on their merits, rather than price alone.

         EFFICIENT DISTRIBUTION. Value America's technology platform is capable of processing order information electronically to product manufacturers, distribution centers and freight companies, thereby facilitating efficient delivery of purchased goods directly from the manufacturer or distributor to the customer. The Company is seeking to automate its distribution process further by implementing EDI-only order processing.


STRATEGY

     The Company's strategy is to provide a single destination online store that offers consumers, businesses, educational institutions and government agencies access to and information about products from brand name manufacturers. To implement this strategy, the Company is pursuing the following objectives:


     INITIALLY EMPHASIZE SALE OF BUSINESS TECHNOLOGY AND OFFICE PRODUCTS. The Company has focused its initial strategy on business technology and office products. The Company believes that the most rapid acceptance of electronic commerce has been in the business-to-business market segment, which serves customers who are rapidly integrating the use of the Internet into their day-to-day business operations. The Company has formed relationships with manufacturers of more than 160 brands, including (i) technology manufacturers such as Compaq, Hewlett-Packard, IBM and Toshiba, (ii) computer peripheral manufacturers such as Brother, Canon, Epson, Iomega and US Robotics, and (iii) office products suppliers such as 3M, Avery, Pitney-Bowes and Texas Instruments.


     MOVE RAPIDLY INTO THE BUSINESS-TO-CONSUMER MARKET. The Company intends to offer a wide selection of products from a variety of categories to consumers. The Company believes that individual consumer use of the Internet and electronic commerce as a means to purchase consumer products will increase as electronic commerce becomes more commonplace.

In order to accommodate this increasing demand, the Company has integrated more than 460 consumer product brands into its online store. The categories for these targeted consumer products include: consumer technology and electronics, sporting goods, home furnishings and home improvement, housewares, jewelry, personal care and health care products, household products, specialty foods and gift items. The Company has, for example, recently entered into a relationship with Procter & Gamble, which the Company expects will provide 50 brands of household products and personal care products.

     EXPAND BRAND RELATIONSHIPS. The Company intends to continue to develop and expand the presence of recognized name brand manufacturers and products within the store. The Company believes that relationships with name brand manufacturers and products are essential to the Company's ability to continue to build its reputation as an online destination store. Furthermore, the Company believes that the high-quality reputation of leading brands is essential to building consumer confidence in online shopping. The Company offers products from more than 625 brands and intends to enhance existing relationships with leading brand name manufacturers to obtain access to new product introductions. In addition, the Company will continue to increase the number of new brands offered in its online store by expanding existing product categories and developing new categories.

     ENHANCE THE CUSTOMER EXPERIENCE. The Company utilizes multi-media product presentations to inform its customers of product features, functions, benefits and applications prior to a sale. Manufacturers pay Value America to create multi-media product presentations that combine sound, video, copy and visual elements to create informative and entertaining presentations that reveal product features and benefits. As of June 30, 1998, the Company had received commitments for approximately 750 product presentations, which had resulted in approximately $600,000 in cumulative revenues and approximately $2.5 million in deferred revenues. The Company currently estimates that it will recognize such deferred revenues over the next 12 to 30 months. The Company intends to utilize the features of its proprietary presentation authoring tool to upgrade the content of existing picture and audio listings to more comprehensive video-enhanced presentations. The Company plans to implement additional technology to increase the number of customers that can shop in the store simultaneously, improve audio and video streaming techniques, integrate customer service capabilities with converging telephony technologies and implement expanded EDI relationships with manufacturers and suppliers.

     DEVELOP AND EXPAND DIRECT RESPONSE ADVERTISING AND PARTNERSHIPS. The Company intends to continue to develop and expand upon its direct response advertising and partnership strategies. From February 1998 through July 1998, the Company spent in excess of $1.0 million per month on advertising and promotional expenses, principally for advertising in regional and national newspapers, technology and consumer magazines, direct mailings, regional radio commercials and Internet portals. The Company also may partner with certain manufacturers to conduct exclusive direct response campaigns. The Company intends to increase its sales and marketing expenses significantly following the completion of this offering.

THE VALUE AMERICA STORE

     Customers enter the Value America online destination store at WWW.VALUEAMERICA.COM. At the store, customers can register for membership, conduct targeted product or brand searches, browse through the store's product offerings, buy products, obtain personalized shopping services, view multi-media product presentations, check order status, obtain a receipt for a previous purchase and check warranty status. The Company's online store offers customers the following key features:

     MULTIPLE METHODS OF SHOPPING. The customer interface of the Value America store enables customers to organize the store to suit their own shopping preferences. The store can be organized to permit shopping by category, brand or product type. The Value America store also allows customers to shop solely for new products or for special promotional offerings. Customers may also use an internal search engine to search for products by keywords. When customers shop by brand, the store displays the logos associated with the leading brands the Company offers.

     INFORMATIVE PRODUCT PRESENTATIONS. Each of the products the Company offers is accompanied by at least one of four different types of product presentations which the Company has created and produced under contract with the manufacturer. The four types of presentations are: picture listings, basic presentations, multi-media presentations and video presentations. A standard picture listing presents a digital and compressed color picture of the product, lists the product's most important specifications and provides specific product purchasing information. A basic presentation adds to the picture listing by providing several pages of copy and visual images that describe features and benefits. A multi-media presentation provides a further in-depth look at the product through a combination of photographs, illustrations, special effects and audio streaming. A video presentation, the most comprehensive of the Company's product presentations, provides customers with a full motion video demonstration of the product, including a detailed audio description of its features and benefits and a textual description of the history and applications of the product.

     PERSONALIZED SHOPPING SERVICES. Customers may become members of the Value America online store and obtain access to the benefits of the Company's personalized shopping services. This membership entitles customers to additional discounts, typically 5%, from the prices that are available to all shoppers, as well as other member benefits such as bonus "Value America Dollars" applicable to future purchases and retention of shipping and credit information to make additional purchases faster and easier. The Value America store offers the use of an animated "personal shopper" who greets members by name and who can serve as a guide through the store's features and functions. A member's personal shopper can be used as a convenient method to (i) retain access to receipts, product warranties and information relating to past Value America purchases, (ii) track the accumulation of Value America Dollars and
(iii) remind shoppers of important dates, such as birthdays and anniversaries, which may require gift or other product purchases. Membership in the Value America store is currently free. The Company is currently contemplating a small membership fee, such as $25 annually for individual memberships.

     CONVENIENT WAYS TO ORDER. Customers may order products either on Value America's Internet site store or via a toll-free telephone number and may pay for purchases by credit or debit card or by check. Regardless of the purchasing method selected by the customer, substantially all purchases are routed through the technological platform that supports the Company's online store so as to allow customers access to order status, shipping and warranty information via the Internet.


     WIDE SELECTION OF LEADING BRANDED PRODUCTS. The Value America store emphasizes brand name products from leading manufacturers across a broad array of product categories. The Company organizes its products into 20 categories. At present, the Company has made 12 of these categories available for shopping: computers, computer peripherals, computer software, fun stuff, home electronics, home furnishings, home improvement, housewares, jewelry, office supplies, specialty gifts, and sports and fitness. The list below includes the brand names and representative products of manufacturers with which the Company has entered into product listing agreements:





BRANDS                      DESCRIPTION
-------                     -------------
3Com Megahertz              Modems
3M                          LCD Projectors, Ergonomic Products, Air Purifiers and Office Products
Acco Brands                 Office Equipment
Acme Brands                 Office Equipment
Adams                       Golf Clubs
All-Star                    Sports Clothing and Gear
Alsons                      Handheld Showers and Accessories
Amana                       Major Appliances and Microwave Ovens
American Camper             Outdoor and Camping Equipment
American Power Conversion   Computer Accessories

BRANDS                     DESCRIPTION
-------                    ------------
American Shower and Bath   Showers and Accessories
Ames                       Lawn and Garden Tools
Apollo                     Office Equipment
Aroma Spa                  Aromatic Steam Sauna
Artistic Office Products   Office Products
At-A-Glance                Dated Goods, Diaries, Journals and Organizers
Avery                      Inkjet, Laser and Office Labels, Media Storage and Presentation Supplies
Baby Jogger                Contemporary Children's Strollers
Beaulieu Rugs              Manufactured Oriental Rugs
Bic                        Pens and Pencils
Bike                       Football Gear
Bissell                    Floor Care Products
Bold                       Laundry Products
Boyd's                     Premium Car Care Products
BPI                        Office Panels and Modular Furniture
Braun                      Kitchen Appliances, Hair Care and Health Care
Brother                    Printers, Scanners, Copiers, Faxes, Word Processors and Labeling
Bush                       Office Furniture
Bushnell                   Optical Instruments
Callaway Golf              Golf Clubs
Canon                      Copiers, Printers, Scanners, Faxes and Cameras
Cascade                    Dish Care
Casio                      Calculators, Personal Televisions and Palm Computers
Casio PhoneMate            Phones and TADs
Claris                     Productivity Software
Cobra                      Golf Clubs
Compaq                     Business Servers, Notebook Computers and Business Computers
Computer Associates        Virus Protection Software
Congoleum                  Floor Coverings
Connisseurs                Jewelry Cleaning Equipment
Curtis                     Computer Equipment
Curtis Mathes              Home Electronics
DayTimer                   Dated Goods, Personal Organizers and Productivity Software
Delonghi                   Coffee and Cappuccino Makers, Heaters and Air Conditioners
Delta                      Faucets, Shower and Bath Products
Dragon                     Voice Recognition Software
Epson                      Printers, Scanners, Copiers, Faxes and Cameras
Fellowes                   Ergonomic Accessories, Computer Peripherals
Franchi Menotti            Fine Watches
FujiFilm                   Digital and Film Cameras, Film Processing and APS Cameras
Galoob Toys                Children's Toys
General Electric           Major Appliances, Phones, Microwaves and Televisions
General Housewares         Professional Quality Knives
Gillette                   Fine Writing Instruments - Waterman and Parker
Gino Carlini               Sunglasses
Ginsana                    Dietary Supplements
Global                     Office Chairs, Desks and Filing Cabinets
Gori & Zucchi              Fine Giftware and Designer Gold Jewelry
Graphic Utilities          Ink Jet Printer Supplies
Hammermill                 Copier, Laser and Inkjet Papers
Hewlett-Packard            Printers, Faxes, Copiers, Scanners, Ink Cartridges, Drives, Business Computers,
                           Servers, Notebooks, Home Computers and Cameras
Hitachi                    Computer Monitors and Notebook Computers

BRANDS                          DESCRIPTION
-------                         ------------
Hoover                          Vacuums and Floor Care
Huffy                           Bikes
Hughes Electronics              Direct Satellite Systems
IBM                             Business Computers, Servers, Notebooks, Home Computers and Printers
Igloo                           Coolers
Imation                         Data Storage and Media
Info Peripherals                Scanners
Intelligent Nutrition Systems   Vitamins and Nutrient Supplements
InterMetro                      Office Furnishings
International Paper             Business Papers
Iomega                          Data Storage Drives and Media
Ivory                           Dish Care
JetFill                         Printer Supplies
Johnson & Johnson               Medical Products
Josten's                        Class Rings
Jules Jurgenson                 Fashion Watches
KellyRest                       Ergonomic Products
Kensington                      Computer Accessories
KidDesigns                      Children's Electronic Toys
Kindred                         Fine Sinks
Kitchenaid                      Small Appliances, Food Mixers and Processors
Kodak                           Digital and Film Cameras and Writable CDs
Lexmark                         Printers and Supplies
Lorus                           Watches
Luvs                            Diapers
Macabee Sports                  Camping Equipment
MacKenzie                       Golf Bags
Marks-a-lot                     Markers and Hi-Liters
Martin                          Fishing Equipment
Martin-Yale                     Office Machines
Merriam Webster                 Dictionaries, Reference Books and Software
MicroTek                        Scanners and Video Conference Cameras
Newell                          Office Furniture
Noble                           Watches
Norelco                         Shavers, Coffee Makers, Kitchen Appliances and Personal Care
Odyssey                         Golf Clubs
Okidata                         Laser and Dot Matrix Printers and Supplies
Olympus                         Digital and Film Cameras, APS Cameras, SLR Camera
Oxford                          File Folders and Filing Systems
Oxo Good Grips                  Ergonomic Kitchen Accessories
Pampers                         Diapers
Panamax                         Surge Protection
Panasonic                       Consumer Electronics
Peerless                        Faucets, Shower and Bath Products
Pelonis                         Ceiling Fans
Pelouze                         Mailroom Machines
Pendaflex                       Hanging File Systems and Accessories
Perfect Data                    Computer Cleaning Supplies
Philips/Magnavox                Monitors, Televisions, Video Cassette Recorders, WebTVs and Portable Audio
Pitney Bowes                    Postal Meters and Mailroom Supplies
Plantronics                     Business Telephone Headsets
Polaroid                        Instant, Commercial and Digital Cameras, and Film
Post-It                         Adhesive Note Pads

BRANDS                   DESCRIPTION
-------                 -------------
Quantum                  Fishing Equipment
Rawlings                 Sports Clothing and Gear
Riddell                  Sports Clothing and Gear
Roadmaster               Bicycles
Rolodex                  Card Files and Electronic Organization
Safco                    Bookcases, Seating, Ergonomics and Office Organizers
Samsung                  Computer Monitors
Sanford                  Writing Instruments, Markers and Pencils
Satco                    Track Lighting
Scotch                   Adhesives, Glue Sticks and Tape Watches
Sharp                    Microwave Ovens, Vacuum Cleaners and Air Conditioners
Shop-Vac                 Wet-Dry Vacuums
Singer                   Sewing Machines and Ironing Products
Sirco                    Contemporary Office Furniture
Smart                    Modular Technology and Modems
Smead                    Filing Systems
Sonance                  Home Audio Speakers
Sony                     Data Storage Media
Southland Micro System   Memory
Survivor                 Waterproof and Puncture-Proof Envelopes
Swingline                Staplers and Desk Accessories
Targus                   Computer Notebook Bags
TDK                      Audio and Video Tapes
Team Concepts            Laptop Computers for Children
Technics                 Quality Audio Systems
Tenex                    Contemporary Office Accessories
Texas Instruments        Calculators and Organizers
Timex                    Audio Products
Tobacco Source           Hand-Rolled Cigars
Toshiba                  Televisions, Video Cassette Recorders, DVD Players, Telephones and Notebook
                         Computers
Upjohn/Pharmacia         Health Care Products
UUNet                    Internet Connectivity
Vantage Point            Television Mounting Equipment
Verbatim                 Data Storage Media
Victor                   Business Calculators
Vidal Sassoon            Hair Care Products
Weber                    Barbecue Grills
Weiser Lock              Residential Hardware
Wenger                   Original Swiss Army Knives
Wite-Out                 Correction Supplies
Zebco                    Fishing Equipment
Zenith Corp.             Televisions, Video Cassette Recorders, DVD Players and Audio Systems



MARKETING AND PROMOTION

     The Company's marketing strategy is designed to sell products at its online store by increasing customer traffic, promoting the Value America brand name, building strong customer loyalty and encouraging repeat purchases. From February 1998 through July 1998, the Company spent in excess of $1.0 million per month on advertising and promotional expenses, principally to advertise its branded product offerings in regional and national newspapers, technology and consumer magazines, direct mailings, regional radio commercials and Internet portals. Following this offering, the Company expects to increase significantly its investment in direct marketing, advertising and promotion to continue to sell products and attract and retain customers. The Company employs a variety of promotional activities and various media to accomplish its marketing goals including:

     TRADITIONAL ADVERTISING. The Company has implemented a program of print advertising in general circulation newspapers including THE WALL STREET JOURNAL, USA TODAY, LOS ANGELES TIMES, WASHINGTON POST, SAN FRANCISCO CHRONICLE and THE NEW YORK TIMES and magazines including COMPUTER SHOPPER, INTERNET WEEK, INTERNET WORLD, PC COMPUTING, PC WEEK, PC WORLD and WINDOWS. The Company values newspaper advertising for its strong demographics with respect to Internet-savvy consumers and the relatively short period of time from advertising creation to media insertion. The Company uses magazine advertising to target specific products to specific target markets, and uses radio advertising to motivate shopping excursions. In August 1998, the Company began to supplement its primary print advertising campaign with national radio and television advertisements in selected markets.


     DIRECT MARKETING. The Company utilizes direct response marketing to sell products, promote the Value America online store and increase brand share. The Company coordinates its own direct response efforts with manufacturers to create a unified marketing approach for products. Elements of the Company's direct response advertising efforts include the use of direct targeted mailings, the development and utilization of a telephone call center, and the use of advertisements in specific industry publications.


     COOPERATIVE MARKETING SUPPORT. The Company has conducted cooperative marketing activities with Amana, Brother, Canon, GBC Quartet, Hewlett-Packard, IBM, Panasonic, Procter & Gamble, Toshiba and Weber. The Company intends to further develop coordinated marketing plans with certain manufacturers. By creating such affiliations, the Company can reduce its marketing expenses and increase the level of its advertising, thereby developing customer recognition of the interrelationship between the Value America store and the manufacturers' brand name products.

     ONLINE SERVICE AND INTERNET ADVERTISING. The Company advertises on various high profile and high-traffic Web sites such as Alta Vista, c|net, ESPN SportZone, Excite, Infoseek, Lycos and Yahoo!. These advertisements take the form of banners that encourage readers to click through directly to the Value America online store. The Company is seeking to use portals to build and direct Internet traffic to its online store. In addition to banner advertisements, the Company is designing an external interface that brings Value America product category presentations to the attention of individuals using search engine services on the Internet.

     VALUE AMERICA DOLLAR PROGRAM. Value America awards each member a store credit equal to a percentage of the member's total purchases of certain products. This credit is typically 1% of the purchase price of each product, although some promotional products earn bonus Value America Dollars. Members may apply accumulated Value America Dollars toward a portion of the purchase price of products on future visits to the Value America store.



ORDER FULFILLMENT


     The Company fulfills orders primarily by arranging for direct shipment of products from the manufacturer or their designated distribution partner. Value America does not carry significant levels of inventory, but, from time to time, does make commitments to purchase minimum quantities of products. The Company's order fulfillment systems are designed to choose the best product price and availability if multiple distributors offer the same product. The Value America store generates a purchase order for each manufacturer or distributor and delivers the purchase order via facsimile or EDI. The Company currently has one-way EDI connections for the electronic delivery of purchase orders with 12 of its vendors, the products of which accounted for approximately 92% of the Company's net sales for the six months ended June 30, 1998. The Company has established two-way EDI connections with two of those vendors, the products of which accounted for approximately 65% of the Company's net sales for the six months ended June 30, 1998. In addition, the Company has EDI connections for the electronic receipt of invoices in parallel with its two largest vendors, the products of which accounted for 88% of the Company's net sales for the six months ended June 30, 1998. In the future, the Company expects the process of ordering and fulfillment to become increasingly automated, as e-mails, automated facsimile transmissions and EDI transmissions are used to transmit transaction documents. The Company's order fulfillment system is capable of transmitting all data necessary to prompt labels to be printed automatically at the appropriate shipment or distribution centers. These labels will include information stored within the Company's customer database, including the customer's name, address and telephone number. At the time the product is provided to the freight company for shipment, the title and risk of loss of the purchased goods are transferred to Value America. The Company currently ships most products with United Parcel Service and Roadway. As part of its relationship with ULLICO, the Company has agreed that so long as ULLICO remains a stockholder of the Company, the Company will only use shippers that have recognized one or more unions as the collective bargaining representative of some or all of its employees unless such shipping arrangements are unreasonable or unavailable to the Company. See "Certain Transactions."

CUSTOMER SERVICE

     The Company believes that its ability to establish and maintain long-term relationships with its customers and encourage repeat visits and purchases depends, in significant part, upon the strength of its customer support and service operations and staff. The Company encourages frequent communication with, and feedback from, its customers in order to continually improve its product and service offerings. To this end, the Company has dedicated significant resources to establishing a customer service department and providing its support and service personnel with the tools to answer customer inquiries and to keep customers informed of the status of orders. Customer support and service personnel are responsible for processing customer orders, handling general customer inquiries, answering customer questions about the ordering process, and investigating the status of orders, shipments and payments. The tools used by this staff are automated and fully integrated with the Company's online store. The staff is divided into teams dedicated to certain types of products. Members of the various teams receive training on attributes and benefits of products in the categories with which they work.


     The Value America store offers an e-mail address and a toll-free telephone number to enable customers to request information and to encourage feedback and suggestions, via the Internet or telephone. The Company's telephone system provides automatic call distribution and call statistics reporting. Currently the Company's online store provides customers with automatic e-mail updates for a change in order status. The Company has installed e-mail management software that allows the Company's customer support and service personnel to handle a large volume of e-mail more efficiently by providing for prioritization and routing.



MANUFACTURER RELATIONSHIPS

     The Company typically forms relationships directly with manufacturers. The Company has listing agreements with manufacturers under which the Company develops and hosts multi-media product presentations on the Company's online store. Certain of these agreements require the Company to maintain product listings for a minimum period of time, typically 12 or 36 months. The manufacturers are not obligated under these agreements to offer or provide products for sale by Value America for any minimum period of time. The Company has entered into significant arrangements with the following manufacturers:


     IBM. IBM provides its technology products for sale through the Value America online store. IBM is providing dedicated account support, advertising support, special terms and conditions programs, and promotional opportunities. Value America, in turn, identifies IBM as an alliance partner, provides Internet access to IBM products through its online store, advertises IBM products in major print media, and engages in joint electronic commerce and direct response marketing with IBM.

     HEWLETT-PACKARD. In 1997, the Company entered into agreements with Hewlett-Packard pursuant to which Hewlett-Packard authorized the Company to sell Hewlett-Packard's Pavilion line of home personal computers, consumer and business printing and imaging products, and selected business computer systems.


     TEAR DROP GOLF COMPANY. In August 1998, the Company signed an agreement with Tear Drop Golf Company, the maker of Tommy Armour golf clubs, Ram Golf products, Tear Drop putters and other golf equipment, requiring each party to spend $1.9 million and $5.0 million in coordinated advertising in 1998 and 1999, respectively. In addition, Tear Drop has committed to pay $60,000 for multi-media product presentations covering the entire Tear Drop product line in the Company's online store.

     JAN BELL MARKETING. In July 1998, the Company entered into agreements with Jan Bell Marketing pursuant to which the Company granted to Jan Bell Marketing an exclusive concession to provide all fine jewelry, watches, fine crystal and collectibles, fragrances and sunglasses for sale in the Value America online store, subject to certain conditions. Jan Bell Marketing contracted with Value America for the production of 80 multi-media product presentations with a total cost of $400,000 and a further $100,000 in advertising in 1998. Jan Bell and the Company have agreed to share equally the cost of future jewelry advertisements, subject to certain limitations.



COMPETITION


     The electronic commerce industry is relatively new, intensely competitive and rapidly evolving. Barriers to entry are minimal, allowing current and new competitors to launch new Web sites at a relatively low cost. The Company currently or potentially competes with a variety of other companies. These competitors and potential competitors include: (i) segment-specific online retailers such as Amazon.com, BuyComp, CDNow, Cyberian Outpost, Dell Computer and Gateway International; (ii) online vendors of a broad selection of consumer products such as Cendant, CyberShop, iMall, Internet Shopping Network, iQVC, ONSALE and Wal-Mart Online; (iii) a number of general purpose commercial online services and Web directories that derive a substantial portion of their revenues from online products and services, including America Online, Excite, Infoseek, Lycos, Microsoft Network, Prodigy and Yahoo!; (iv) mail order catalog operators such as Lands' End, Micro Warehouse,

Sharper Image, Spiegel and Williams-Sonoma; (v) traditional retail and warehouse/discount store operators, such as Circuit City, Home Depot, Office Depot, Price/Costco, Staples and Target; and (vi) numerous other national and international retail, catalog, distribution or manufacturing companies that may enter the electronic commerce industry. The Company anticipates that the number of its direct and indirect competitors will increase in the future.

     The Company believes that the principal competitive factors in its market are brand recognition, quality of brands, convenience, ease of use, price, value, accessibility, speed of fulfillment, reliability, personalized services, customer service, and quality of site content. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, marketing and other resources than the Company. In addition, other online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as the use of the Internet and other commercial online services increases. Certain of the Company's competitors may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies or devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins or loss of market share, and may have a material adverse effect on the Company's business, financial condition and results of operations.



SYSTEMS INFRASTRUCTURE, TECHNOLOGY AND SECURITY

     The Company has designed and developed a scalable system for transacting business as an electronic retailer with multiple storefronts on the Internet. The Company's hardware and software infrastructure supports multiple online stores as well as internal systems for customer service, order processing, EDI, fulfillment, accounting and management of product data.

     DEPLOYMENT NETWORK. The Company has developed a secure, fault tolerant network for hosting its Web site. The network utilizes high quality, industry standard hardware including Cisco routers, IBM quad-processor Netfinity and dual-processor IBM servers, RAID arrays, and redundant Hewlett-Packard tape libraries. The Company acquired an Autonomous System Number (ASN) and maintains a set of Internet routing tables to provide optimal routing for its network traffic and to support its internal network architecture. The Company currently maintains an aggregate bandwidth to the Internet of 6 MBPS via redundant connections with UUNET and MCI. The Company is in the process of upgrading to dual DS3 connections with 12 MBPS sustained bandwidth and the ability to handle burst communication rates of 90 MBPS. The Company intends to establish a redundant data center site in connection with the Company's relocation in the fourth quarter of 1998.

     The Company maintains an "N+1" philosophy for capacity and redundancy planning; that is, the Company implements at least one unit of capacity above the expected requirements for peak load. For example, Web servers are added as loads increase so that failure of any single server will not significantly degrade performance, network bandwidth is increased symmetrically on both Internet connections to ensure performance in the event of failure in either path, and all mission critical data are stored in RAID configurations. A custom network and server monitoring system have been implemented to aid in network management and to notify operators of potential problems.

     SOFTWARE SYSTEMS. The Company has developed custom software that makes extensive use of relational database technology to implement online stores. The system is deployed on a network of servers running Windows NT and UNIX. The Company has worked with GE Information Systems to develop EDI mappings for major suppliers. The Netscape ECXpert system is used to manage EDI processing and to provide automated interfaces to the online stores. Credit card transactions are automatically verified and cleared through PaymentNet.

     SOFTWARE ARCHITECTURE. As a user navigates through the store, product pages are generated from the database. Pages are dynamically created by retrieving data elements from the database and inserting them into HTML templates. The separation of data from presentation allows product content to be added to the site without any software updates. Authoring and content management tools have been created to add products and multi-media product presentations quickly and reliably to the Company's online store in a standardized way. Multi-media presentations are implemented with RealAudio and RealVideo technology, with the streaming media remotely hosted on RealNetwork's servers.

     The order processing pipeline ensures that orders flow through the system with limited human intervention. A proprietary system tracks order status from the initial purchase to placing the order with a supplier to the order's final shipment and invoicing. Using a proprietary real-time shopping mechanism, the system automatically selects appropriate suppliers based upon the selected product, the cost and product availability.

     SECURITY. The Company's network architecture employs commercial firewall software that has been designed to protect the system from unauthorized access. Electronic transactions between Web browsers and the online store and between the store and the credit card processor are encrypted and transmitted with Secure Socket Layer (SSL) to ensure the security of customer transactions. Sensitive information is encrypted in the database and stored on a secure sub-network with controlled access from both internal and external sources.



INTELLECTUAL PROPERTY


     The Company relies on a combination of copyright and trademark laws, trade secret protections, and confidentiality and non-disclosure agreements, as well as other contractual provisions to establish and protect its proprietary rights in intellectual property. The Company does not currently hold any patents or have any patent applications pending for itself or its products. The Company has obtained a registered service mark for "Value America" and two other variations of such name. The Company also owns six pending applications for federal service mark registration of other variations of the "Value America" name. The Company retains certain intellectual property rights associated with the multi-media product presentations developed by the Company for the branded manufacturers whose products are featured in the Company's store. The Company has entered into non-disclosure and invention assignment agreements with all of its employees and enters into non-disclosure agreements with all of its consultants and subcontractors that have access to or are involved in the development of proprietary intellectual property. There can be no assurance, however, that such measures will protect the Company's proprietary technology, that the Company will be able to prevent competitors from developing software with similar functionality, or that third parties will not infringe upon or misappropriate the Company's intellectual property rights.


     The Company believes that its trademarks, software and other proprietary rights do not infringe on the proprietary rights of third parties. The Company has been displaying the content of its site on the Internet without receiving claims from third parties that its product offerings, trademarks or names infringe on any proprietary rights of any other parties. However, the Company is a recent entrant in the market for sale of merchandise on the Internet, and there can be no assurance that third parties will not assert infringement or other claims against the Company in the future with respect to current or future product offerings, trademarks or other Company works. Such assertion may require the Company to enter into royalty arrangements or result in costly litigation. The Company is also dependent upon obtaining licenses to utilize existing technology related to its operations. To the extent that new technological developments are unavailable to the Company on terms acceptable to it, or at all, the Company may be unable to continue to implement its business, which would have a material adverse effect on the Company's business, financial condition and results of operations.


GOVERNMENT REGULATION

     The Company is subject, both directly and indirectly, to various laws and governmental regulation relating to its business. However, because the market for electronic commerce is new and rapidly evolving, there are currently few laws or regulations directly applicable to commerce on the Internet. Due to the increasing popularity and use of the Internet and other commercial online services, it is possible that a number of laws and regulations may be adopted with respect to electronic commerce covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. The adoption of certain of these laws or regulations may have the effect of decreasing the growth of electronic commerce or increasing the cost of doing business on the Internet. Moreover, the applicability to the Internet and other commercial online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and other commercial online services, could have a material adverse effect on the Company's business, financial condition and results of operations.

     Several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the FCC in the same manner as other telecommunications services. Because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If any such petition is granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in the use of the Internet. Any such new legislation or regulation, or new applications or interpretations of existing laws, could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, U.S. and foreign laws regulate certain uses of customer information and the development and sale of mailing lists. The Company believes that it is in material compliance with these laws, but new restrictions may arise in this area that could have an adverse affect on the Company.

     The law regarding linking to and framing of third-party Web sites without permission is uncertain. The Company believes that its linking and framing activities are lawful, but there is a possibility that it may be asked to pay a license fee or cease linking or framing.


     Permits or licenses may be required from federal, state or local government authorities to operate or to sell certain products on the Internet. No assurances can be made that such permits or licenses will be obtainable. The Company may be required to comply with future national or international legislation and statutes regarding conducting commerce on the Internet in all or specific countries throughout the world. No assurances can be made that the Company will be able to comply with such legislation or statutes, or that the adoption of such legislation or statutes will not have a material adverse effect on the Company's business, financial condition, and results of operations.



FACILITIES

     The Company's principal administrative, computer, marketing and customer service facilities are located in two office buildings in Charlottesville, Virginia encompassing an aggregate of approximately 12,000 square feet. The facilities occupied by the Company are subject to leases that expire from October 1998 through March 1999. The leases provide for aggregate monthly rental charges of approximately $12,000. The Company has found suitable substitute facilities providing for 26,700 square feet with aggregate monthly rental charges of approximately $25,000. These facilities will become available to the Company between October 1998 and January 1999.


EMPLOYEES


     As of August 31, 1998, the Company had 180 full-time equivalent employees, of which 37 were in technical and related operations, 81 were in marketing and merchandising, 43 were in customer service, and 19 were in finance, administration and management. The Company believes that its future success will depend in large part on its ability to attract hire and retain qualified personnel. Competition for such personnel is intense, and while the Company believes that it can attract and retain qualified personnel, there can be no assurance that the Company will be able to do so.


     The Company believes its relationships with its employees are good. None of the Company's employees is represented by a collective bargaining agreement, and the Company has never experienced a work stoppage. In connection with the Company's sale of Series A Stock and Series B Stock, the Company agreed that so long as ULLICO is a stockholder of the Company (i) the Company will recognize any union attempting to represent the Company's employees upon a showing of majority support through a formal gathering of cards for such union and (ii) in connection with any organizing activities being performed by a union, the Company will refrain from actively campaigning in opposition to the designation of such union as the representative of the Company's employees.


LEGAL PROCEEDINGS

     From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. The Company is not currently party to any litigation or other legal proceedings, nor is the Company aware of any planned legal action by third parties, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the Company's business, financial conditions and results of operations.

                                  MANAGEMENT





EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

     The executive officers, directors, director-nominees and other key personnel of the Company, and their ages and positions as of August 31, 1998, are as follows:





                        NAME                          AGE                           POSITION(S)
                       ------                         ---                           -----------
EXECUTIVE OFFICERS, DIRECTORS AND DIRECTOR-NOMINEES
Craig A. Winn                                         43   Chairman, Chief Executive Officer and President
Rex Scatena                                           49   President -- Consumer Products Division and Director
Dean M. Johnson                                       39   Executive Vice President, Chief Financial Officer, Secretary
                                                           and Director
Joseph L. Page                                        29   Executive Vice President and Chief Technology Officer
Glenda Dorchak                                        44   Senior Vice President -- Sales and Marketing
Kimberly E. De Jong                                   37   President -- Technology Products Division
Marc N. McCullough                                    40   President -- Office Products Division
Gary D. LeClair (1)                                   43   Director
John L. Motley III                                    48   Director
Michael R. Steed (1)                                  49   Director
David R. Dukes                                        54   Director -- Nominee
William D. Savoy                                      33   Director -- Nominee
KEY PERSONNEL
Kenneth R. Power                                      52   Senior Vice President -- Advertising
Sandra T. Watson                                      41   Senior Vice President -- Finance and Personnel and
                                                           Controller
Kenneth K. Erickson, Jr.                              36   Senior Vice President -- Merchandising
Jerry K. Goode                                        35   Vice President -- Engineering and Chief Information Officer
Marcus F. Nucci                                       32   Vice President -- Systems Development



---------
(1) Member of the Audit Committee and the Compensation Committee.


     CRAIG A. WINN, the principal founder of the Company, has been Chairman and Chief Executive Officer since co-founding the Company in March 1996 and has also served as the President of the Company since August 1998. In 1978, he founded Craig A. Winn Company, Inc. (the "Winn Company"), a manufacturers representative firm. From 1979 to 1989, Mr. Winn held a variety of positions, including Chairman, Chief Executive Officer, President, Chief Financial Officer, Secretary and director, with the Winn Company. During this period, Mr. Winn worked with the original Price Company management team; Mr. Winn believes that he has integrated into the Value America solution much of what he learned through this relationship. In February 1986, Mr. Winn founded Dynasty Classics Corporation, a manufacturer and distributor of decorative and fixture lighting ("Dynasty"), and served as its Chief Executive Officer from February 1986 to August 1993 and its Chairman from February 1986 to February 1994. Dynasty acquired the Winn Company in December 1989 and became a publicly traded company in May 1990. Dynasty increased its annual net sales to more than $90,000,000 in 1991, selling to a variety of large retailers including Home Depot, Price Club, Sam's Wholesale Club, and Sears. Mr. Winn believes that his experience in managing Dynasty has provided him with an appreciation of the challenges facing suppliers and how the suppliers' EDI and distribution systems operate. In October 1993 Dynasty filed a petition for relief under Chapter 11 of the United States Bankruptcy Code, and in July 1994 it ceased being a publicly traded company. Relying on his experience with Dynasty, Mr. Winn has sought to develop a new low-cost, high-value business model that reduces the risks associated with inventory, customer concentration and reliance upon bank loans. Mr. Winn received a B.S. in Business Administration, MAGNA CUM LAUDE, from the University of Southern California.

     REX SCATENA co-founded the Company with Mr. Winn in March 1996. Mr. Scatena has served as a director since March 1996 and has served as President -- Consumer Products Division since June 1998. From the Company's inception until August 1998, Mr. Scatena served as the Company's President. From July 1988 to August 1997, Mr. Scatena was Managing Partner of the law firm Jaffe, Trutanich, Scatena & Blum. Mr. Scatena served as a director of Dynasty from October 1992 to July 1994. Mr. Scatena received a B.A. in Political Science from the University of California, Santa Barbara, and a J.D. from the Western State University College of Law.

     DEAN M. JOHNSON joined the Company in November 1997 as Executive Vice President, Chief Financial Officer and director. In December 1997, Mr. Johnson became the Company's Secretary. From April 1996 to November 1997, Mr. Johnson served as Vice President of Business Development of Pacific Monolithics, a developer of gallium arsenide semiconductors. From April 1991 until August 1995, he was Vice President and General Manager of CFW Cable, Inc., a wireless cable television company that he co-founded, and the Managing Director of Charlottesville Quality Cable, a company acquired by the parent corporation of CFW Cable, Inc. From September 1986 to April 1991, he was Vice President-Corporate Finance for Lehman Brothers, an investment bank. Mr. Johnson received his B.S. in Industrial Administration from General Motors Institute, and his M.B.A. from the University of Virginia.

     JOSEPH L. PAGE has been Executive Vice President and Chief Technology Officer of the Company since March 1996. From February 1994 to March 1996, Mr. Page was Chief Technology Officer at Internet Connect, a company providing Internet services, including hosting for corporations. From May 1993 to September 1994, he was a Systems Engineer at Raycon Corporation, a manufacturer of laser and electronic drilling machines. Mr. Page holds a B.S. in Computer Engineering from the University of Michigan.

     GLENDA M. DORCHAK joined Value America in August 1998 as Senior Vice President -- Marketing and Advertising. From December 1995 until August 1998, she held several executive positions at IBM US, including Director of PC Direct, Director of General Business PC Sales, Director of US Channel Marketing and Director of Marketing for the Personal Systems Group North America. From December 1992 until December 1995, Ms. Dorchak served as the Director of Sales and Service of AMBRA, a build-to-order, telemarketing PC business. From July 1974 to December 1992, Ms. Dorchak held a variety of positions with IBM Canada, including National Direct Sales Manager, IBM Direct, where she lauched IBM's first personal computer telemarketing operation in 1991.

     KIMBERLY E. DE JONG joined the Company in May 1998 as President -- Technology Products Division. Prior to joining the Company, she spent 14 years with IBM in various capacities, including from May 1997 to April 1998, Mid-Atlantic PC sales manager; from March 1996 to April 1997, PC brand manager/business unit executive for the Southeast region; from January 1994 to February 1996, national account manager for the Southeast region; from January 1993 to December 1993, manager of plans and schedules for the United States; and from February 1991 to December 1992 project manager in the area of supply management and distribution. Prior to February 1991, she held various other positions in the areas of engineering and supply management. She holds a B.S. from Michigan State University and an M.S. in Finance from The Johns Hopkins University.

     MARC N. MCCULLOUGH joined the Company in April 1998 as President -- Office Products Division. Prior to joining the Company, Mr. McCullough was the regional sales manager for the Southeast region for United Stationers/MicroUnited from November 1989 until April 1998. Prior to this he worked in marketing operations for United Stationers/MicroUnited from March 1983 until November 1989. Mr. McCullough holds a B.S. in Marketing and Computer Science from the University of Wisconsin.


     GARY D. LECLAIR has been a director of the Company since November 1997. Mr. LeClair has been Chairman of LeClair Ryan, A Professional Corporation, legal counsel to the Company, since 1988. He has served as a director of MacroSonix Corp. since April 1996 and The Tredegar Trust Company since September 1994 and as Chairman of the Board and a director of Community Pride Grocery Stores, Inc. since 1993. He holds a B.S. in accounting from the College of William & Mary and a J.D. from Georgetown University Law Center.


     JOHN L. MOTLEY III has been a director of the Company since November 1997. Mr. Motley is the founder and has been the President of John Motley Associates, Inc., an office products manufacturers' representative company, since 1980. Mr. Motley has served as a part-time employee of the Company since August 1997. See " -- Director Compensation." Mr. Motley received a B.S. in Political Science from the University of Vermont.

     MICHAEL R. STEED has been a director of the Company since December 1997. He has been Senior Vice President of Investments for ULLICO, a financial services holding company, and President of ULLICO's investment subsidiary, Trust Fund Advisors since November 1992. Prior to joining ULLICO, Mr. Steed served as President and Founder of A.F.I.C. Group, Ltd., a financial and investment consulting firm, from 1985 to 1992. Mr. Steed serves as a director of Global Crossing, Ltd., a global fiber optic network. He received a B.A. from Loyola University of Los Angeles and a J.D. from Loyola University School of Law in Los Angeles.


     DAVID R. DUKES has been nominated to serve as a director of the Company upon the closing of this offering. Mr. Dukes currently serves as the Chairman of the Global Technology Distribution Council, an organization designed to represent wholesale distributors in connection with the development of standards for the wholesaling industry. From September 1989 until May

1998, Mr. Dukes was employed by Ingram Micro, a distributor of computer products, in various executive capacities, including Chief Executive Officer of Ingram Alliance from January 1994 to May 1998, President of Ingram Micro from September 1989 to December 1991 and Chief Operating Officer of Ingram Micro from September 1989 to December 1993.

     WILLIAM D. SAVOY has been nominated to serve as a director of the Company upon the closing of this offering. Mr. Savoy has served as Vice President of Vulcan Ventures Incorporated, a venture capital fund, since November 1990. From October 1987 until November 1990, Mr. Savoy was employed by Layered, Inc. and became its President in 1988. Mr. Savoy has served as President of Vulcan Northwest Inc., a company that manages the personal financial activities of Paul G. Allen, co-founder of Microsoft Corporation, from November 1990 until the present. Mr. Savoy serves on the Advisory Board of Directors of Dreamworks SKG and serves as a director of c|net, Inc., Harbinger Corporation, Metricom, Inc., PersonaLogic, Inc., Telescan Inc., USA Networks, Inc. and U.S. Satellite Broadcasting. Mr. Savoy holds a B.S. in computer science, accounting and finance from Atlantic Union College.

     KENNETH R. POWER has been Senior Vice President -- Advertising since April 1997 and Creative Director of the Company since August 1996. From February 1987 to August 1996, Mr. Power owned and operated K.R. Power Graphics, Inc., a graphic design studio. He received a B.A. from California State University, Long Beach.

     SANDRA T. WATSON has been Senior Vice President -- Finance and Personnel since March 1998 and Controller since November 1997. From August 1993 to August 1997, Ms. Watson was financial and regulatory manager for CFW Cable, Inc. a wireless cable television company, and the controller of Charlottesville Quality Cable, a company acquired by the parent-corporation of CFW Cable, Inc. From July 1979 to August 1993, she was at Coopers & Lybrand, most recently as Audit Manager. Ms. Watson is a certified public accountant. She received a B.B.A. from the College of William and Mary.

     KENNETH K. ERICKSON, JR. has been Senior Vice President -- Marketing since August 1998 and served as Vice President -- Marketing from September 1997 through July 1998. From January 1997 through August 1997, he served as National Accounts Director for M. Fabrikant & Sons, a jewelry manufacturer. From January 1996 through December 1996, he was Vice President of American Gem Corporation, a mining company. From January 1995 through December 1995, he was President of Golden Sun Manufacturing, a jewelry manufacturer. From January 1994 through December 1994, Mr. Erickson served as National Accounts Manager for London Star Inc., a jewelry manufacturing company. From May 1985 to December 1993, he was Vice President of Sales and Marketing of Coleman Company, a jewelry manufacturing company. Mr. Erickson holds a B.A. from Seattle University.

     JERRY K. GOODE joined the Company in May 1998 as Vice President-Engineering. From January 1995 to February 1998, Mr. Goode was Area Manager for Engineering Services for Apple Computer, Inc. From May 1993 to January 1995, Mr. Goode was Director of On-Line Product Development at Starwave Corporation, an Internet technology company. Since 1995, Mr. Goode has also been an independent management consultant. He holds a B.S. in Computer Science from Southern Methodist University.

     MARCUS F. NUCCI joined the Company in June 1998 as Director -- Business Commerce and has served as Vice President -- Systems Development since August 1998. From March 1998 to June 1998, he was Manager, Solution Architects in the Interactive Media group at IBM. From August 1996 to February 1998, Mr. Nucci was Kiosk Development Manager in Direct Customer Access and Kiosk Solutions at IBM. From April 1992 to August 1996, he was Senior Architect in Direct Customer Access and Kiosk Solutions at IBM. Mr. Nucci has a B.S. in Electrical Engineering from Syracuse University.

     Executive officers of the Company are elected annually by the Board of Directors and serve until the next annual meeting of the Board of Directors and until their successors have been duly elected and qualified. The Bylaws provide that the President shall be chosen from among the Directors. There are no family relationships among the executive officers and directors of the Company.




BOARD OF DIRECTORS


     The Articles provide that the Company's Board of Directors shall have nine members and upon the closing of this offering, shall be divided into three classes as nearly equal in number as possible. The members of the three classes of directors will serve for staggered three-year terms. Following the completion of the offering, Messrs. Johnson and Motley will be classified as Class I directors and will serve until the annual meeting of the Company's stockholders (the "Annual Meeting") to be held in 1999; Messrs. Dukes, Savoy and Scatena will be classified as Class II directors and will serve until the Annual Meeting to be held in 2000; and Messrs. Winn, LeClair and Steed will be classified as Class III directors and will serve until the Annual Meeting to be held in 2001. Each successor to a director whose term expires at an Annual Meeting will be elected to serve until the third Annual Meeting after his election and until his successor has been duly elected and qualified. Any director chosen to fill a vacancy on the Board shall hold office until the next election of the class for which he shall have been chosen and until his successor has been duly elected and qualified. Vacancies in the Board of Directors can be filled only by the stockholders of the Company. Directors may be removed only by stockholders and only with cause (as defined in the Articles).



COMMITTEES OF THE BOARD OF DIRECTORS


     The Company's Board of Directors has an Audit Committee and a Compensation Committee. Messrs. Steed and LeClair serve as the members of both committees. Under the Bylaws, Mr. Winn, as the Company's Chairman, is an EX OFFICIO member of both committees. The Audit Committee recommends the annual appointment of the Company's independent auditors, with whom the Audit Committee reviews the scope of audit and non-audit assignments and related fees, accounting principles used by the Company in financial reporting, internal auditing procedures, the quality and integrity of the Company's financial statements, and the adequacy of internal accounting controls. The Compensation Committee determines the salaries and bonuses paid to the executive officers of the Company and determines the amounts annually available for bonuses pursuant to any bonus plan or formula approved by the Board. Under the Articles, the Compensation Committee must approve all matters affecting the compensation of any officer or director of the Company or any subsidiary or any employee of or consultant to the Company or any subsidiary whose base compensation exceeds $75,000. The Compensation Committee has the exclusive authority to administer and take all action permitted or required to be taken by the Board or any committee of the Board under the Incentive Plan and any other stock option plan or arrangement that may provide for the issuance of Common Stock, stock appreciation rights, phantom stock or other similar benefits to any employee of or any adviser or consultant to the Company. The Compensation Committee also has oversight responsibilities for all employee compensation and benefit programs.



DIRECTOR COMPENSATION


     Directors of the Company do not receive cash compensation for their services as directors but are reimbursed for their reasonable expenses in attending meetings of the Board and the committees on which they serve. Directors who are not employees of the Company are eligible to receive incentive awards under the Incentive Plan. On August 1, 1997, the Company granted Mr. Motley, as an employee of the Company, incentive stock options to purchase 375,000 shares of Common Stock. Options to purchase 150,000 shares vested immediately and the remaining options vest in equal installments over a three-year period. The options have ten-year terms and an exercise price of $0.58 per share. On November 13, 1997, the Company granted Mr. LeClair non-qualified options to purchase 105,000 shares of Common Stock. Such options vest over a three-year period, have ten-year terms and have an exercise price of $1.67 per share. On June 1, 1998, the Company granted Mr. Dukes non-qualified options to purchase 45,000 shares of Common Stock. The options vest in equal installments over a five-year period, have ten-year terms and have an exercise price of $3.50 per share. Upon a change in control, as such term is defined in the Incentive Plan, the Compensation Committee may take any one or more of the following actions either at the time such options are granted or any time thereafter: (i) provide for the assumption of options granted under the Incentive Plan; (ii) provide for substitution of appropriate new options awards covering the stock of a successor corporation to the Company or an affiliate thereof; or (iii) give notice to participants that no such assumption or substitution will be made, in which event each outstanding option will automatically accelerate to become fully exercisable immediately before the effective date of the change in control, except that such acceleration will not occur if, in the opinion of the Company's independent accountants, it would render unavailable "pooling of interests" accounting treatment for a change in control that would otherwise qualify for such accounting treatment. All such options will terminate immediately following the consummation of a change in control, except to the extent assumed by the successor corporation or an affiliate thereof. The Company may grant additional non-qualified options to non-employee directors in the future.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by or paid to Craig A. Winn, the Company's Chairman and Chief Executive Officer (the "Named Officer"), for services rendered to the Company in all capacities during 1997. No executive officer of the Company received salary and bonus in excess of $100,000 for 1997.



                          SUMMARY COMPENSATION TABLE




                                                                                 ANNUAL
                                                                              COMPENSATION
                                                                           -------------------
                       NAME AND PRINCIPAL POSITION                          YEAR     SALARY(1)
                      ----------------------------                         ------   ----------
Craig A. Winn, Chairman, Chief Executive Officer and President .........   1997      $45,000


---------

(1) Represents salary earned by Mr. Winn from October 1, 1997 to December 31, 1997. Mr. Winn served without compensation during the first nine months of 1997. Effective July 1, 1998, Mr. Winn's salary was increased from $180,000 per year to $295,000 per year.



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board was formed in December 1997 to make recommendations to the Board of Directors regarding the compensation and benefits for the Company's executive officers and to administer the Company's Incentive Plan. The Compensation Committee is currently composed of Messrs. LeClair and Steed. Prior to the appointment of the Compensation Committee, the Board of Directors determined the compensation of the Company's executive officers. No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.


     Gary D. LeClair serves as a member of the Compensation Committee of the Board. Mr. LeClair also serves as the Chairman of LeClair Ryan, A Professional Corporation, the Company's legal counsel.

     Michael R. Steed also serves as a member of the Compensation Committee of the Board. Mr. Steed serves as the Senior Vice President of ULLICO, which, upon the closing of this offering, will be the record holder of 3,138,473 shares of the Company's Common Stock.



INCENTIVE PLAN


     The Company adopted the Incentive Plan on August 1, 1997. The Incentive Plan provides for the granting of incentive awards to employees, officers, directors, consultants and certain non-employees of the Company. Incentive awards may be in the form of stock options, stock appreciation rights ("SARs"), restricted stock, incentive stock, or tax offset rights. The maximum number of shares of Common Stock that may be issued under the Incentive Plan is 3,750,000, subject to adjustment in the event of a stock split, stock dividend or other change in the Common Stock or capital structure of the Company. The Compensation Committee administers the Incentive Plan. Subject to the provisions of the Incentive Plan, the Compensation Committee is authorized to determine who may participate in the Incentive Plan, the number and type of awards to each participant, the schedules on which each award will become exercisable and the terms, conditions and limitations applicable to each award. The Compensation Committee has the exclusive power to interpret the Incentive Plan and to adopt rules and regulations to carry out the Incentive Plan.

     OPTIONS. Options granted under the Incentive Plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified options. Incentive stock options may be granted only to employees of the Company (including directors who are employees), while non-qualified options may be issued to non-employee directors, employees, consultants, advisors and other independent contractors providing services to the Company. The per share exercise price of the Common Stock subject to any option granted pursuant to the Incentive Plan is determined by the Compensation Committee at the time the option is granted. In the case of incentive stock options, the exercise price must not be less than 100% of the fair market value of the Common Stock at the time the incentive stock option is granted. No person who owns, directly or indirectly, at the time of the grant of an incentive stock option, 10% or more of the total combined voting power of all classes of voting stock (a "10% Stockholder"), is eligible to receive an incentive stock option under the Incentive Plan unless the exercise price is at least 110% of the fair market value of the Common Stock, determined on the date of grant.

     No incentive stock option may be transferred by an optionee other than by will or the laws of descent and distribution. During the lifetime of any optionee, the option generally will be exercisable only by the optionee. In the event of termination of employment, other than for cause (as defined in the Incentive Plan), death or permanent disability, the optionee will have three months after such termination to exercise the option to the extent it was exercisable on the date of such termination. In the event of termination of employment for cause, the option terminates on the date of misconduct. Upon termination of employment of any optionee by reason of death or permanent disability, an incentive stock option remains exercisable for one year thereafter.

     Incentive stock options granted under the Incentive Plan cannot be exercised more than 10 years from the date of grant, and incentive stock options issued to 10% Stockholders cannot be exercised more than 5 years after the date of grant. All options granted under the Incentive Plan may provide for the payment of the exercise price in cash or by delivery to the Company of shares of Common Stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised. Therefore, an optionee may be able to tender shares of Common Stock to purchase additional shares of Common Stock and may, theoretically, exercise all of his or her stock options with no additional investment other than his or her original shares, if any. Any shares of Common Stock subject to unexercised options that expire or terminate become available for the issuance of new options.


     SARS. Under the Incentive Plan, the Compensation Committee may also grant SARs either in tandem with a stock option or alone. SARs granted in tandem with a stock option may be granted at the same time as the stock option or at a later time. An SAR entitles the participant to receive from the Company an amount, payable in cash, in shares of Common Stock or in a combination of cash and Common Stock, equal to the difference between the fair market value of a share of Common Stock on the date of exercise and the exercise price.

     RESTRICTED STOCK. Restricted stock issued pursuant to the Incentive Plan is subject to the following general restrictions: (i) restricted stock may not be sold, transferred, pledged or otherwise encumbered or disposed of until the restrictions on such stock have lapsed or have been removed under the provisions of the Incentive Plan; and (ii) if a holder of restricted stock ceases to be employed by the Company, the holder will forfeit any shares of restricted stock on which such restrictions have not lapsed or been otherwise removed.

     The Compensation Committee will establish as to each share of restricted stock issued under the Incentive Plan the terms and conditions upon which the restrictions on such share shall lapse. Such terms and conditions may include, without limitation, the lapsing of such restrictions at the end of a specified period of time or as a result of death, permanent disability or retirement of the participant. In addition, the Compensation Committee may, at any time, in its sole discretion, accelerate the time at which any or all of the restrictions lapse or remove any or all of such restrictions.

     INCENTIVE STOCK. The Compensation Committee may establish performance programs with fixed goals and designate key employees as eligible to receive incentive stock if the goals are achieved. More than one performance program may be established by the Compensation Committee. They may operate concurrently or for varied periods of time, and a participant may participate in more than one program at the same time. A participant who is eligible to receive incentive stock under a performance program has no rights as a stockholder until the incentive stock is received.


     TAX OFFSET RIGHTS. The Compensation Committee may, in its sole discretion, award tax offset rights in conjunction with any incentive award. Tax offset rights entitle the participant to receive an amount of cash from the Company sufficient to satisfy the income and payroll taxes legally required to be withheld upon exercise of an option or SAR, upon grant of incentive stock or upon the lapse or removal of restrictions on restricted stock.

     FEDERAL INCOME TAX CONSEQUENCES. A participant will not incur federal income tax upon the grant of an option, SAR, tax offset right, and, in most cases and depending on the restrictions imposed and unless the grantee otherwise elects, restricted stock. Upon receipt of incentive stock, a participant will recognize compensation income, which is subject to income tax withholding by the Company, equal to the fair market value of the shares of incentive stock on the date of transfer to the participant.


     Upon exercise of a non-qualified stock option, a participant generally will recognize compensation income, which is subject to income tax withholding by the Company, equal to the difference between the fair market value of the Common Stock on the date of the exercise and the exercise price. The Compensation Committee has the authority under the Incentive Plan to include provisions allowing the participant to deliver Common Stock, or elect to have withheld a portion of the shares the participant would otherwise acquire upon exercise, to cover tax liabilities. The election will be effective only if approved by the Compensation Committee and made in compliance with other requirements set forth in the Incentive Plan. When an employee exercises an incentive stock option, the employee generally will not recognize income, unless the employee is subject to the alternative minimum tax provisions of the Code.

     If the terms of an option permit, a participant may deliver shares of Common Stock instead of cash to acquire shares under the option without having to recognize taxable gain (except in some cases with respect to stock acquired upon the exercise of incentive stock options, or "statutory option stock") on any appreciation in value of the shares delivered. However, if a participant delivers shares of statutory option stock in satisfaction of all, or any part, of the exercise price under an incentive stock option, and if the applicable holding periods of the statutory option stock have not been met (two years from grant and one year from exercise), the participant will be considered to have made a taxable disposition of the statutory option stock.

     The exercise of an SAR is generally a taxable event. The participant usually must recognize income equal to any cash that is paid and the fair market value of any Common Stock that is received in settlement of an SAR.


     In general, a participant who received shares of restricted stock will include in his gross income as compensation an amount equal to the fair market value of the shares of restricted stock at the time that such shares are no longer subject to a substantial risk of forfeiture. Such amounts will be included in the tax recipient's income for the year in which such event occurs. The income recognized will be subject to income tax withholding by the Company.



     Upon exercise of a tax offset right, a participant generally will recognize ordinary compensation income, which is subject to income tax withholding by the Company, equal to the cash received.


     Subject to certain limitations, the Company will be entitled to a business expense deduction, except as explained below, at the time and in the amount that the recipient of an incentive award recognizes ordinary compensation income in connection therewith. As stated above, this usually occurs upon exercise of non-qualified options or tax offset rights, upon the lapse or removal of restrictions on restricted stock, upon issuance of incentive stock, upon a grantee's election to include in income on the date of grant the fair market value of a grant of restricted stock, and upon exercise of an SAR. No deduction is allowed in connection with an incentive stock option, unless the employee disposes of the Common Stock received upon exercise in violation of the holding period requirements.

     This summary of the federal income tax consequences of incentive stock options, non-qualified stock options, SARs, restricted stock, incentive stock and tax offset rights does not purport to be complete. There may also be certain state and local income taxes applicable to these transactions.


     CHANGE IN CONTROL PROVISIONS. In the event of a "change in control" transaction, the Compensation Committee may take any one or more of the following actions either at the time an incentive award is granted or any time thereafter: (i) provide for the assumption of incentive awards granted under the Incentive Plan; (ii) provide for substitution of appropriate new incentive awards covering the stock of a successor corporation to the Company or an affiliate thereof; or (iii) give notice to participants that no such assumption or substitution will be made, in which event each outstanding incentive award will automatically accelerate to become fully exercisable immediately before the effective date of the change in control, except that such acceleration will not occur if, in the opinion of the Company's independent accountants, it would render unavailable "pooling of interests" accounting treatment for a change in control that would otherwise qualify for such accounting treatment. All incentive awards will terminate immediately following the consummation of a change in control, except to the extent assumed by the successor corporation or an affiliate thereof. Under the Incentive Plan, a "change in control" transaction generally is defined to constitute any of the following: (i) approval by the stockholders of a reorganization, merger or consolidation in which holders of outstanding voting securities of the Company would receive less than 50% of the voting securities of the surviving or resulting corporation; (ii) approval by the stockholders of a complete liquidation or dissolution of the Company; (iii) approval by the stockholders of the sale or transfer of substantially all of the assets of the Company; or (iv) the acquisition other than from the Company by a person or group of related persons of beneficial ownership of 50% or more of the outstanding voting securities of the Company. Should a change in control or other event result in acceleration of vesting of outstanding options or changes in other benefits, as defined under Section 280G of the Internal Revenue Code, certain highly-compensated employees would likely be subject to payment of a 20% excise tax on their incremental gain, as defined.



EMPLOYMENT ARRANGEMENTS


     The Company does not presently have any employment agreements or change in control arrangements with the Named Officer.


     The Company and Mr. Johnson entered into an employment agreement as of November 13, 1997. The agreement has a term of two years and renews automatically for additional periods of one-year until either party gives notice of non-renewal at least 30 days before the expiration date of the agreement. The Company agreed to pay Mr. Johnson a salary of $100,000 per year, subject to adjustment at any time in the sole discretion of the Company. The Company increased Mr. Johnson's annual salary to $125,000 as of March 1, 1998 and to $150,000 as of July 1, 1998. Mr. Johnson is generally entitled to participate in any employee benefit plans from time to time in effect for all employees. The agreement provides that, in the event of Mr. Johnson's death, the Company will pay his beneficiary or his estate an amount equal to one month's salary. Mr. Johnson may terminate his employment under the agreement by giving 30 days' notice to the Company. The Company may terminate Mr. Johnson's employment immediately with or without cause by giving him written notice of termination. If Mr. Johnson is an officer of the Company on the date of his termination, he will be entitled to 30 days' salary and, if the Company does not waive Mr. Johnson's obligation not to compete with the Company for a period of six months following the termination of his employment, an additional six months' salary.

     The Company and Glenda Dorchak entered into an employment agreement on August 18, 1998, pursuant to which Ms. Dorchak accepted the position of Senior Vice President -- Sales and Marketing. Pursuant to this agreement, Ms. Dorchak will receive an annual salary of $162,000. In addition, the agreement provides that she shall receive options to purchase 60,000 shares of Common Stock. These options vest in equal increments over five years and are subject to the terms of the Incentive Plan. Upon exercise of these options, the Company has agreed to pay Ms. Dorchak a bonus equal to $6.65 per option exercised. The agreement also provides that Ms. Dorchak is eligible for quarterly incentive compensation. During the first year of her employment, the Company will pay Ms. Dorchak a minimum bonus of $150,000. In each subsequent year of her employment, the Company shall grant bonuses ranging between $50,000 and $150,000. In addition to bonuses, Ms. Dorchak is also eligible, upon the achievement of certain revenue goals, to receive incentive stock options to purchase an aggregate of 20,000 shares of Common Stock. These options will have an exercise price equal to the fair market value of the Common Stock on the date of grant and will vest over a 12 month period. The Company has agreed to loan Ms. Dorchak $250,000 with interest of 6% per annum and has agreed to forgive all principal and accrued interest associated with the loan if (i) the Company terminates Ms. Dorchak's employment without cause or (ii) the Company fails to generate at least $100 million in sales during any fiscal year. Upon a change in control of the Company, the resignation or termination of Craig A. Winn, the Company's Chairman, Chief Executive Officer and President, or (iii) termination of Ms. Dorchak's employment without cause, the Company shall pay Ms. Dorchak six months' salary as a severance payment.

     The Company and Mr. Motley entered into an employment agreement effective as of August 1, 1997 under which Mr. Motley agreed to serve as an employee of the Company for not more than five hours per month at a salary of $12,000 per year. The agreement has a term of two years and renews automatically for additional periods of one-year until either party gives notice of non-renewal at least 30 days before the expiration date of the agreement.

                             CERTAIN TRANSACTIONS


     On August 1, 1997, the Company issued a promissory note to Mr. Winn in the principal amount of $150,000. The principal amount of this note represented reimbursement for Company expenses that Mr. Winn personally incurred on behalf of the Company in 1996 and 1997. The note accrued interest at a rate of 12% per annum upon default. The note was paid in full in December 1997.

     On November 13, 1997, the Company sold an aggregate of 577,500 shares of Common Stock and warrants to purchase an aggregate of 213,750 shares of Common Stock to 15 investors for an aggregate purchase price of $962,500. Dean M. Johnson, the Executive Vice President, Chief Financial Officer and Secretary and a director of the Company, and Gary D. LeClair, a director of the Company, each purchased 60,000 shares of Common Stock at $1.50 per share and 30,000 warrants at $0.33 per warrant. The warrants have five-year terms and exercise prices of $1.67 per share. In addition, John M. Motley, a director of the Company, purchased 150,000 shares of Common Stock at $1.67 per share.

     Pursuant to an agreement entered into as of June 3, 1998, Mr. Winn sold 288,321 shares of Common Stock on June 24, 1998 to a single investor for $2,000,000, or $6.94 per share, including $1,000,000 in cash and a $1,000,000 five-year promissory note. The promissory note will not be payable unless the fair market value (as defined) of the transferred shares exceeds $6.0 million on the date that is 180 days after the date of this Prospectus. In connection with this transaction, the Company granted the investor certain demand and piggy-back registration rights. See "Description of Capital Stock -- Registration Rights" and Note 6 of Notes to Financial Statements.

     On June 26, 1998, the Company issued an aggregate of 617,979 shares of Series B Stock to 18 investors (the "Series B Transaction") for an aggregate purchase price $18,829,820 or $30.47 per share of Series B Stock (equivalent to a purchase price of $10.16 per share of Common Stock on an as-converted basis). The Company granted the holders of Series B Stock certain rights of first refusal, tag-along rights, and demand and piggy-back registration rights. The terms of the Series B Stock also require the Company to pay quarterly dividends on such shares of stock until they are redeemed or converted. Mandatory redemption of the Series B Stock may occur if the Company does not successfully offer shares of Common Stock to the public prior to December 19, 1999. Simultaneously with the closing of this offering, the shares of Series B Stock will automatically convert into an aggregate of 1,853,937 shares Common Stock. Upon such conversion, certain of the rights granted to Series B investors, such as rights of first refusal and tag-along rights, will terminate. In connection with the Series B Transaction, Mr. Winn and Rex Scatena, the President -- Consumer Products Division and a director of the Company, executed a Voting Agreement whereby Mr. Winn and Mr. Scatena agreed to vote their shares of Common Stock in favor of the election of certain individuals nominated by ULLICO and Vulcan Ventures Incorporated for a period of up to ten years. ULLICO, the holder of all outstanding shares of the Series A Stock and the beneficial holder of more than 5% of the outstanding shares of the Common Stock, purchased 7,801 shares of Series B Stock.

     In connection with the Series B Transaction, Messrs. Winn and Scatena sold an aggregate of 617,979 shares of Common Stock to ULLICO and two other stockholders for an aggregate purchase price of $6,276,607 or $10.16 per share.


     On July 2, 1998, Mr. Winn sold an aggregate of 28,350 shares of Common Stock to three employees of the Company for an aggregate of $289,942 or $10.16 per share.

     LeClair Ryan, A Professional Corporation, serves as the Company's legal counsel. Gary D. LeClair, one of the Company's directors, serves as the Chairman of such law firm.

     See "Management -- Employment Agreements" for a description of certain employment agreements to which the Company is a party.

                            PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of August 31, 1998, and as adjusted to reflect the sale of the 5,000,000 shares of Common Stock offered hereby by: (i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each of the Company's directors and director-nominees, (iii) the Named Officer and (iv) all current executive officers, directors and director-nominees as a group.





                                                                                     PERCENT BENEFICIALLY
                                                                                          OWNED (1)
                                                                   NUMBER OF        ----------------------
                                                              SHARES BENEFICIALLY     BEFORE       AFTER
           NAME AND ADDRESS OF BENEFICIAL OWNER                      OWNED           OFFERING     OFFERING
          --------------------------------------             --------------------   ----------   ---------
Craig A. Winn(2) .........................................        15,147,312            54.3%       46.1%
Rex Scatena(3) ...........................................         6,562,200            23.5        20.0
Michael R. Steed(4) ......................................         3,139,858            11.3         9.5
The Union Labor Life Insurance Company(5) ................         3,139,858            11.3         9.5
William D. Savoy(6) ......................................         1,526,094             5.5         4.6
Vulcan Ventures Incorporated(7) ..........................         1,476,861             5.3         4.5
John L. Motley(8) ........................................           375,000             1.3         1.1
Dean M. Johnson(9) .......................................           164,900               *           *
Gary D. LeClair(10) ......................................           145,002               *           *
David R. Dukes ...........................................                --              --          --
All executive officers, directors and director-nominees as
 a group (12 persons)(11) ................................        27,415,668            98.3        81.5


---------
 *  Less than one percent (1%)

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of August 31, 1998 are deemed outstanding. Such shares are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. This table assumes no exercise of the Underwriters' over-allotment option. Percentage of ownership is based on 27,889,667 shares of Common Stock outstanding on August 31, 1998 (after giving effect to the conversion of the Series A Stock and the Series B Stock upon the closing of this offering) and 32,889,667 shares of Common Stock to be outstanding after the completion of this offering.
(2) The address of Mr. Winn is c/o Value America, Inc., 2300 Commonwealth Drive, Charlottesville, Virginia 22901. Includes 300,300 shares of Common Stock held of record by Crystal Investments, L.L.C., a Virginia limited liability company, for which Mr. Winn serves as Manager, and 144,162 shares of Common Stock held of record by Capital Advisers, L.L.C., as to which Mr. Winn holds an irrevocable proxy to vote until the earlier of December 31, 2003 and the date on which Capital Advisers, L.L.C. transfers such shares.
(3) The address of Mr. Scatena is c/o Value America, Inc., 2300 Commonwealth Drive, Charlottesville, Virginia 22901. Includes 300,300 shares of Common Stock held of record by Frostine, L.L.C., a Virginia limited liability company, for which Mr. Scatena serves as Manager.
(4) Consists of shares of Common Stock held of record by ULLICO. Mr Steed is the Senior Vice President of Investments of ULLICO. Mr. Steed's address is c/o The Union Labor Life Insurance Company, 111 Massachusetts Avenue,
    N.W., Washington, D.C. 20001.
(5) The address of ULLICO is 111 Massachusetts Avenue, N.W., Washington, D.C. 20001
(6) Includes 1,476,861 shares of Common Stock held of record by Vulcan Ventures Incorporated ("Vulcan"). Mr. Savoy is the Vice President of Vulcan. Mr. Savoy's address is c/o Vulcan Northwest Inc., 110 110th Avenue Northeast, Suite 550, Bellevue, Washington 98004.

(7) The address of Vulcan is 110 110th Avenue Northeast, Suite 550, Bellevue, Washington 98004.

(8) Includes 225,000 shares of Common Stock underlying options exercisable within 60 days of August 31, 1998.

(9) Includes 105,000 shares of Common Stock underlying options exercisable within 60 days of August 31, 1998, 30,000 shares of Common Stock underlying warrants exercisable within 60 days of August 31, 1998 and 9,900 shares of Common Stock held of record by Skye Thug, L.L.C., a Delaware limited liability company for which Mr. Johnson serves as manager.

(10) Includes 55,002 shares of Common Stock underlying options exercisable within 60 days of August 31, 1998 and 30,000 shares of Common Stock underlying warrants exercisable within 60 days of August 31, 1998.

(11) Includes 727,854 shares of Common Stock underlying options exercisable within 60 days of August 31, 1998 and 60,000 shares of Common Stock underlying warrants exercisable within 60 days of August 31, 1998.


     The Founding Stockholders, Craig A. Winn and Rex Scatena, have granted to the Underwriters an option to purchase up to 333,333 and 133,333 shares of Common Stock, respectively, solely to cover over-allotments. If the Underwriters exercise the over-allotment option in full, Mr. Winn will beneficially own 14,813,979 shares of Common Stock, or 44.7% of the outstanding Common Stock after this offering, and Mr. Scatena will beneficially own 6,428,867 shares of Common Stock, or 19.4% of the outstanding Common Stock after this offering.

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, 5,000,000 shares of Series A Stock and 617,979 shares of Series B Stock. Upon the closing of this offering, all of the outstanding shares of Series A Stock and Series B Stock will automatically convert into shares of Common Stock.

     The following summary of certain provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the Articles and the provisions of applicable law.



COMMON STOCK


     As of August 31, 1998, there were 23,152,500 shares of Common Stock outstanding that were held of record by 26 stockholders and there were outstanding options and warrants to purchase an aggregate of 3,465,924 shares and 213,750 shares of Common Stock, respectively. See "Management -- Incentive Plan" and "Description of Capital Stock -- Warrants." Based on the number of shares of Common Stock outstanding and the number of shares of Common Stock issuable upon conversion of the Series A Stock and Series B Stock as of August 31, 1998, and after giving effect to the sale of the 5,000,000 shares of Common Stock offered hereby, there will be 32,889,667 shares of Common Stock outstanding (assuming no exercise of outstanding options and warrants).


     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights in the election of directors. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities of the Company. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.


WARRANTS


     As of August 31, 1998, there were outstanding warrants to purchase an aggregate of 213,750 shares of Common Stock that were held of record by 14 persons. All of the warrants are fully exercisable, have exercise prices of $1.67 per share and expire on October 31, 2002. In the event the Company issues or sells any shares of Common Stock without consideration or for a consideration per share less than the market price per share of the Common Stock on the date immediately prior to the issuance or sale of such shares, the number of shares issuable upon exercise of each warrant and the exercise price of such warrant will be adjusted according to a pre-defined, weighted-average formula. The warrants and the shares of Common Stock issuable upon exercise of the warrants are subject to certain restrictions on transfer.



REGISTRATION RIGHTS


     Pursuant to an Amended and Restated Registration Rights Agreement (the "Preferred Stock Registration Rights Agreement") dated as of June 26, 1998 among the Company and the holders of the Series A Stock and the Series B Stock (the "Preferred Holders"), the Preferred Holders are entitled to certain rights with respect to the registration under the Securities Act of the shares of Common Stock owned now or in the future by such holders and the shares of Common Stock issuable upon conversion of the Series A Stock and the Series B Stock (collectively, the "Registrable Securities"). As of August 31, 1998, the Registrable Securities consisted of a total of 5,355,141 shares of Common Stock (after giving effect to the conversion of the Series A Stock and the Series B Stock into Common Stock upon the closing of this offering). If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securityholders, the Preferred Holders are entitled to notice of such registration and are entitled to include the Registrable Securities therein; provided, however, among other conditions, that any underwriters for such offering may limit the number of such shares included in such registration. In addition, the Preferred Holders may require the Company on not more than two occasions to file a registration statement under the Securities Act with respect to the Registrable Securities, and the Company is required to use its best efforts to effect the registration, subject to certain conditions and limitations. Further, the Preferred Holders may require the Company, on not more than six occasions and not more than once in any six-month period, to register the Registrable Securities on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. The Company will bear all of the expenses of any such registration.

     In addition, pursuant to a Registration Rights Agreement dated as of June 3, 1998 between the Company and Capital Advisers, L.L.C. ("Capital"), Capital is entitled to certain rights with respect to the registration under the Securities Act of 288,321 shares of Common Stock (the "Capital Registrable Shares"). If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securityholders, Capital is entitled to notice of such registration and is entitled to include, on not more than two occasions, the Capital Registrable Shares therein; provided, however, among other conditions, that any underwriters for such offering may limit the number of such shares included in such registration. In addition, Capital may require the Company on not more than one occasion to file a registration statement on Form S-3 under the Securities Act with respect to the Capital Registrable Securities, and the Company is required to use its best efforts to effect the registration, subject to certain conditions and limitations. The Company will bear all of the expenses of any such registration. Capital's registration rights are subject to and restricted by the terms of the Preferred Stock Registration Rights Agreement.



ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE ARTICLES AND BYLAWS


     The Company's Articles and Bylaws contain provisions that might make more difficult the acquisition of control of the Company by means of a tender offer, a proxy contest, open market purchases or otherwise. The Articles provide for the Company's Board of Directors to be divided into three classes serving staggered terms so that the initial terms of each class of directors will expire at the respective annual meetings of stockholders in 1999, 2000 and 2001. Starting with the annual meeting of stockholders in 1999, one class of directors will be elected each year for a three-year term, subject to the terms of a voting agreement among certain existing stockholders. See "Certain Transactions." A director may be removed only for cause and then only by the holders of at least a majority of the shares then entitled to vote at an election of directors.

     The Articles require the affirmative vote of more than two-thirds of the outstanding shares of Common Stock for the approval of mergers, share exchanges, certain dispositions of assets and other extraordinary transactions. The Articles further require the affirmative vote of the majority of the outstanding shares of Common Stock for the approval of amendments to the Articles, except that the affirmative vote of at least three-quarters of the outstanding shares of Common Stock is required to approve an amendment to the Articles that (i) reduces or eliminates the number of authorized shares of the Company's capital stock, (ii) amends or repeals the Company's staggered Board of Directors, (iii) amends or repeals the Articles' super-majority voting provisions, (iv) amends or repeals the Articles' indemnification provisions,
(v) amends or repeals the Articles' restrictions on the calling of special meetings of the Company's stockholders, or (vi) amends or repeals the Articles' limitations on the removal of the Company's directors.

     The Bylaws establish an advance notice procedure for the nomination, other than by the Board of Directors of the Company, of candidates for election as directors and for certain matters to be brought before an annual meeting of stockholders. A stockholder must give the Company notice not less than 90 days prior to an annual meeting of stockholders to (i) nominate persons to be elected directors of the Company at such meeting or (ii) propose business matters to be considered at such meeting.

     The purpose of the relevant provisions of the Articles and Bylaws is to discourage certain types of transactions that may involve an actual or threatened change of control of the Company and to encourage persons seeking to acquire control of the Company to consult first with the Company's Board of Directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not have the effect of maximizing long-term stockholder value or is otherwise unfair to stockholders of the Company, or an unsolicited proposal for the restructuring or sale of all or part of the Company that could have such effects. See "Risk Factors -- Anti-Takeover Provisions; Indemnification."



ELIMINATION OF LIABILITY AND INDEMNIFICATION

     The Articles eliminate the liability of the officers and directors of the Company to the Company or its stockholders for monetary damages in any proceeding brought by or on behalf of stockholders of the Company except in cases of willful misconduct or a knowing violation of the criminal law or any federal or state securities law. The Articles also provide for mandatory indemnification of any director or officer of the Company who is, was, or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Company) because (i) he or she is or was a director or officer of the Company or (ii) he or she is or was serving as a director, trustee, partner or officer of or another legal entity at the request of the Company, against all liabilities and reasonable expenses incurred in connection with such proceeding, except such liabilities as are incurred because of such individual's willful misconduct or knowing violation of the criminal law. In addition, the Articles expressly authorize the Company to enter into agreements to indemnify its officers and directors to the fullest extent permitted by the Articles and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     There is no pending litigation or proceeding involving an officer or director of the Company as to which indemnification is being sought, and the Company is not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     The rights of indemnification provided in the Company's Articles are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of stockholders or disinterested directors, or otherwise. In addition, the Articles authorize the Company to maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company, whether or not the Company would have the power to provide indemnification to such person.


CERTAIN CORPORATE GOVERNANCE PROVISIONS OF THE VIRGINIA ACT


     The Company is subject to certain anti-takeover provisions of the Virginia Act that regulate affiliated transactions, control share acquisitions and the adoption of stockholder rights plans. The "affiliated transactions" provisions of the Virginia Act restrict certain transactions ("Affiliated Transactions") between the Company and any person (an "Interested Stockholder") who beneficially owns more than 10% of any class of the Company's voting securities. These restrictions, which are described below, do not apply to an Affiliated Transaction with an Interested Shareholder who has been such continuously since the date the Company first had 300 stockholders of record or whose acquisition of shares making such person an Interested Stockholder was previously approved by a majority of the Company's Disinterested Directors. "Disinterested Director" means, with respect to a particular Interested Stockholder, a member of the Company's Board of Directors who was (i) a member on the date on which an Interested Stockholder became an Interested Stockholder or (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board of Directors. Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the Company proposed by or on behalf of an Interested Stockholder, or any reclassification, including a reverse stock split, recapitalization or merger of the Company with its subsidiaries, which increases the percentage of voting shares beneficially owned by an Interested Stockholder by more than five percent.

     The "affiliated transaction" provisions of the Virginia Act prohibit the Company from engaging in an Affiliated Transaction with an Interested Stockholder for a period of three years after the Interested Stockholder became such unless the transaction is approved by the affirmative vote of a majority of the Disinterested Directors and by the affirmative vote of the holders of two-thirds of the voting shares other than those shares beneficially owned by the Interested Stockholder. Following the three-year period, in addition to any other vote required by law, an Affiliated Transaction must be approved either by a majority of the Disinterested Directors or by the stockholder vote described in the preceding sentence unless the transaction satisfies the fair-price provisions of the statute. These fair-price provisions require, in general, that the consideration to be received by stockholders in the Affiliated Transaction (i) be in cash or in the form of consideration used by the Interested Stockholder to acquire the largest number of its shares and (ii) not be less, on a per share basis, than the amount determined in the manner specified in the statute by reference to the highest price paid by the Interested Stockholder for shares it acquired and the fair market value of the shares on specified dates.

     The Company is also subject to the "control share acquisitions" provision of the Virginia Act, which provides that shares of the Company's voting securities which are acquired in a "Control Share Acquisition" have no voting rights unless such rights are granted by a stockholders' resolution approved by the holders of a majority of the votes entitled to be cast on the election of directors by persons other than the acquiring person or any officer or employee-director of the Company. A "Control Share Acquisition" is an acquisition of voting shares which, when added to all other voting shares beneficially owned by the acquiring person, would cause such person's voting strength with respect to the election of directors to meet or exceed any of the following thresholds: (i) one-fifth, (ii) one-third or (iii) a majority. "Beneficial ownership" means the sole or shared power to dispose or direct the disposition of shares, or the sole or shared power to vote or direct the voting of shares, or the sole or shared power to acquire shares, including any such power which is not immediately exercisable, whether such power is direct or indirect or through any contract, arrangement, understanding, relationship or otherwise. A person is deemed to be a beneficial owner of shares as to which such person may exercise voting power by virtue of an irrevocable proxy conferring the right to vote. An acquiring person is entitled, before or after a Control Share Acquisition, to file a disclosure statement with the Company and demand a special meeting of stockholders to be called for the purpose of considering whether to grant voting rights for the shares acquired or proposed to be acquired. The Company may, during specified periods, redeem the shares so acquired if no disclosure statement is filed or if the stockholders have failed to grant voting rights to such shares. In the event full voting rights are granted to an acquiring person who then has majority voting power, those stockholders who did not vote in favor of such grant are entitled to dissent and demand payment of the fair value of their shares from the Company. The control share acquisitions statute does not apply to an actual or proposed Control Share Acquisition if the Articles or Bylaws are amended, within the time limits specified in the statute, to so provide.

     Finally, the stockholder rights plan provisions of the Virginia Act permit the Company's Board of Directors to adopt a stockholder rights plan that could render a hostile takeover prohibitively expensive if the Board determines that such a takeover is not in the best interests of the Company.

     A corporation may, at its option, elect not to be governed by the foregoing provisions of the Virginia Act by amending its articles of incorporation or bylaws to exempt itself from coverage; provided, however, that any such election not to be governed by the "affiliated transactions" statute must be approved by the corporation's stockholders and will not become effective until 18 months after the date it is approved. The Company has not elected to exempt itself from coverage under these statutes. See "Risk Factors -- Anti-Takeover Provisions; Indemnification."


EFFECT OF CERTAIN PROVISIONS UPON AN ATTEMPT TO ACQUIRE CONTROL OF THE COMPANY


     The foregoing provisions of the Company's Articles and Bylaws, as well as the provisions of the Virginia Act described above, make more difficult, and may discourage certain types of potential acquirors from proposing, a merger, tender offer or proxy contest, even if such transaction or occurrence may be favorable to the interests of the stockholders. Similarly, such provisions may delay or frustrate the assumption of control by a holder of a large block of Common Stock and the removal of incumbent management, even if such removal might be beneficial to stockholders. By discouraging takeover attempts, these provisions might have the incidental effect of inhibiting certain changes in management and temporary fluctuations in the market price of the Common Stock that might result from actual or proposed takeover attempts. See "Risk Factors -- Anti-Takeover Provisions; Indemnification."



TRANSFER AGENT AND REGISTRAR

     First Union National Bank serves as the Company's transfer agent and registrar.


LISTING

     Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the proposed symbol "VUSA."

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have 32,889,667 shares of Common Stock outstanding, based on shares outstanding on August 31, 1998. Of the outstanding shares, the 5,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. All of the remaining 27,889,667 outstanding shares (the "Restricted Shares") will be "restricted securities" as defined in Rule 144. Restricted securities generally may be sold in the public market only if they are registered under the Securities Act or sold in compliance with Rule 144. The Restricted Shares are subject to lock-up agreements providing that, with certain limited exceptions, the holder thereof will not offer, sell, contract to sell, grant an option to purchase, make a short sale or otherwise dispose of, or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of, any shares of Common Stock or any option or warrant to purchase shares of Common Stock or any securities exchangeable for or convertible into shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BancBoston Robertson Stephens. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 701 under the Securities Act, none of these shares will be available for sale in the public market until 180 days after the date of this Prospectus. Beginning 180 days after the date of this Prospectus (or earlier with the consent of BancBoston Robertson Stephens), approximately 25,026,075 of these shares will be eligible for immediate resale in the public market under Rules 144 and 701 under the Securities Act.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding periods of certain prior owners) will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
(i) 1% of the number of shares of Common Stock then outstanding (or approximately 328,897 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding periods of certain prior owners), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The one-year and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the Restricted Shares from the Company or an affiliate of the Company.

     Rule 701 permits resales of certain shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of, or consultant to, the Company who purchased his or her shares from the Company pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this Prospectus before selling such shares. However, certain of the shares issued pursuant to Rule 701 will be subject to the lock-up agreements described above and will not become eligible for sale until the expiration of 180 days after the date of this Prospectus (or 90 days after the date of this Prospectus with the prior written consent of BancBoston Robertson Stephens).

     Approximately 90 days after the closing of this offering, the Company intends to file a registration statement on Form S-8 under the Securities Act covering shares of Common Stock subject to incentive awards outstanding or reserved for issuance under the Company's Incentive Plan. Based on the number of shares subject to outstanding options at August 31, 1998 and currently reserved for issuance under all such plans, such registration statement will cover 3,750,000 shares. Such registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market upon the filing of such registration statement subject to Rule 144 volume limitations applicable to affiliates of the Company, and, in the case of existing stockholders, subject to the expiration of the 180-day lock-up agreements described above.


     Prior to this offering, there has been no public market for the Common Stock of the Company. There can be no assurance that a significant public market for the Common Stock will develop or be sustained after this offering. Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock prevailing from time to time and could impair the Company's ability to raise capital through the sale of its equity securities.

                                 UNDERWRITING


     The underwriters named below (the "Underwriters"), acting through their representatives, BancBoston Robertson Stephens Inc., Volpe Brown Whelan & Company, LLC, Hambrecht & Quist LLC and The Robinson-Humphrey Company, LLC (the "Representatives"), have severally agreed with the Company, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.





                                                    NUMBER
UNDERWRITER                                        OF SHARES
-----------                                       ----------
     BancBoston Robertson Stephens Inc. .........
     Volpe Brown Whelan & Company, LLC ..........
     Hambrecht & Quist LLC ......................
     The Robinson-Humphrey Company, LLC .........



        Total ................................... 5,000,000
                                                  =========


     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $    per share, of
which $    may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.


     The Company and the Principal Stockholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 750,000 additional shares of Common Stock at the same price per share as the Company will receive for the 5,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 5,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 5,000,000 shares are being sold. The Company will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.


     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.


     Each of the Company's executive officers, directors, director-nominees and stockholders of record has agreed with the Representatives, for a period of 180 days after the date of this Prospectus (the "Lock-Up Period"), subject to certain exceptions, not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock owned as of the date of this Prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens. However, BancBoston Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no agreements between the Representatives and any of the Company's stockholders providing consent by the Representatives to the sale of shares prior to the expiration of the Lock-Up Period. The Company has agreed that during the Lock-Up Period, the Company will not, subject to certain exceptions, without the prior written consent of BancBoston Robertson Stephens, (i) consent to the disposition of any shares held by stockholders prior to the expiration of the Lock-Up Period or (ii) issue, sell, contract to sell or otherwise dispose of, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, other than the Company's sale of shares in the offering, the issuance of Common Stock upon the exercise of outstanding options and warrants, and the Company's issuance of incentive awards under the Company's Incentive Plan. See "Shares Eligible for Future Sale."


     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock offered hereby will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.


     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS


     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by LeClair Ryan, A Professional Corporation, Richmond, Virginia. Gary D. LeClair, the Chairman of LeClair Ryan, A Professional Corporation, is a director of the Company, and Mr. LeClair and certain of his partners beneficially own, in the aggregate, 157,500 shares of Common Stock. See "Management -- Executive Officers, Directors and Key Personnel" and "Principal Stockholders." Certain legal matters in connection with this offering will be passed upon for the Underwriters by Foley, Hoag & Eliot LLP, Boston, Massachusetts.



                                    EXPERTS


     The financial statements of Value America, Inc. as of June 30, 1998, December 31, 1997 and December 31, 1996, and for the six months ended June 30, 1998, the year ended December 31, 1997 and the period from inception (March 13, 1996) through December 31, 1996 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



                            ADDITIONAL INFORMATION

     The Company has filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or any other document referred to contain the information required to be disclosed in this Prospectus pursuant to the Securities Act and the rules and regulations thereunder. In each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement may be obtained from the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the SEC.

                         INDEX TO FINANCIAL STATEMENTS




                                                                                              PAGE
                                                                                             -----
Report of Independent Accountants ........................................................    F-2
Balance Sheets as of December 31, 1996 and 1997 and June 30, 1998 ........................    F-3
Statements of Operations for the period from Inception (March 13, 1996) through December
 31, 1996, the year ended December 31, 1997 and the six months ended June 30, 1997
 (unaudited) and 1998 ....................................................................    F-4
Statements of Changes in Stockholders' Equity (Deficit) for the period from Inception
 (March 13, 1996) through June 30, 1998 ..................................................    F-5
Statements of Cash Flows for the period from Inception (March 13, 1996) through December
 31, 1996, the year ended December 31, 1997 and the six months ended June 30, 1997
 (unaudited) and 1998 ....................................................................    F-6
Notes to Financial Statements ............................................................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF VALUE AMERICA, INC.

     In our opinion, the accompanying balance sheets and related statements of operations, of changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Value America, Inc. at December 31, 1996 and 1997 and at June 30, 1998, and the results of its operations and its cash flows for the period from Inception (March 13, 1996) through December 31, 1996, the year ended December 31, 1997, and the six months ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP


Falls Church, VA
August 21, 1998, except as to Note 12,
which is as of September 1, 1998

                              VALUE AMERICA, INC.


                                BALANCE SHEETS

                                                                                                                   PRO FORMA
                                                                    DECEMBER 31,                JUNE 30,        BALANCE SHEET AT
                                                           ------------------------------   ----------------     JUNE 30, 1998
                                                                1996            1997              1998              (NOTE 1)
                                                           -------------   --------------   ----------------   -----------------
                                                                                                                  (UNAUDITED)
                          ASSETS
CURRENT ASSETS:
 Cash and cash equivalents .............................    $   80,902      $ 10,340,987     $  20,252,962       $  19,884,741
 Restricted cash .......................................            --                --         2,250,000           2,250,000
 Accounts receivable, net of allowances of $0, $49,000
   and $159,000 ........................................        12,500           458,005         1,999,158           1,999,158
 Inventory .............................................            --                --             4,598               4,598
 Other current assets ..................................            --             7,128                --                  --
                                                            ----------      ------------     -------------       -------------
   TOTAL CURRENT ASSETS ................................        93,402        10,806,120        24,506,718          24,138,497
                                                            ----------      ------------     -------------       -------------
Equipment, furniture and fixtures, net .................        48,578           167,800         1,068,098           1,068,098
Other assets ...........................................         1,894            20,158           390,687             390,687
                                                            ----------      ------------     -------------       -------------
   TOTAL ASSETS ........................................    $  143,874      $ 10,994,078     $  25,965,503       $  25,597,282
                                                            ==========      ============     =============       =============

                                 LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK
                                       AND STOCKHOLDERS'EQUITY (DEFICIT)
CURRENT LIABILITIES:
 Accounts payable ......................................        29,744           126,643         4,428,340           4,428,340
 Accrued expenses ......................................        25,052           707,133         2,644,504           2,644,504
 Deferred revenue ......................................            --           352,500         2,815,973           2,815,973
 Other current liabilities .............................         4,152            18,041                --                  --
 Loan from stockholder .................................       150,000                --                --                  --
 Accrued stock-based compensation ......................            --           273,000           563,500             563,500
                                                            ----------      ------------     -------------       -------------
   TOTAL CURRENT LIABILITIES ...........................       208,948         1,477,317        10,452,317          10,452,317
                                                            ----------      ------------     -------------       -------------
Deferred revenue .......................................       210,000         1,294,586         1,447,348           1,447,348
Other liabilities ......................................            --            66,644            50,000              50,000
                                                            ----------      ------------     -------------       -------------
   TOTAL LIABILITIES ...................................       418,948         2,838,547        11,949,665          11,949,665
Commitments and contingencies
MANDATORILY REDEEMABLE PREFERRED STOCK:
 Series A, without par value, convertible, 5% cumulative
  dividend; 5,000,000 shares authorized, issued and
  outstanding (0 in 1996 and pro forma);
  redeemable for $4.00 per share .......................            --         9,465,982        11,735,274                  --
Series B, without par value, convertible, 5% cumulative
  dividend; 617,979 shares authorized, issued and
  outstanding (0 in 1996, 1997 and pro forma);
  redeemable for $60.94 per share.......................            --                --        17,679,569                  --
STOCKHOLDERS' EQUITY (DEFICIT):
 Common stock, no par value, 100,000,000 shares
  authorized; 22,500,000, 23,152,500, 23,152,500 and
  27,889,667 shares issued and outstanding ..............      150,000           962,500         1,656,718          30,703,340
Accumulated deficit .....................................     (425,074)       (2,272,951)      (17,055,723)        (17,055,723)
                                                            ----------       -----------     -------------       -------------
  TOTAL STOCKHOLDERS' EQUITY (DEFICIT)...................     (275,074)       (1,310,451)      (15,399,055)         13,647,617
                                                            ----------       -----------     -------------       -------------
  TOTAL LIABILITIES, MANDATORILY REDEEMABLE
   PREFERRED STOCK AND STOCKHOLDERS' EQUITY
   (DEFICIT)..............................................  $  143,874      $ 10,984,078     $  25,965,503        $ 25,597,282
                                                            ==========      ============     =============       =============


   The accompanying notes are an integral part of these financial statements.

                              VALUE AMERICA, INC.

                            STATEMENTS OF OPERATIONS

                                                   PERIOD
                                               FROM INCEPTION
                                                 (MARCH 13,                               SIX MONTHS ENDED
                                               1996) THROUGH       YEAR ENDED                 JUNE 30,
                                                DECEMBER 31,      DECEMBER 31,    ---------------------------------
                                                    1996              1997             1997              1998
                                              ---------------   ---------------   --------------   ----------------
                                                                                    (UNAUDITED)
REVENUES:
 Net sales ................................     $        --      $     47,677      $        --      $   6,713,309
 Product presentations ....................              --            85,764               --            517,798
                                                -----------      ------------      -----------      -------------
   Total revenues .........................              --           133,441               --          7,231,107
                                                -----------      ------------      -----------      -------------
COST OF REVENUES:
 Cost of goods sold .......................              --            31,025                           6,666,977
 Product presentations ....................          96,680           454,617          141,723            460,719
                                                -----------      ------------      -----------      -------------
   Total cost of revenues .................          96,680           485,642          141,723          7,127,696
                                                -----------      ------------      -----------      -------------
Gross profit (loss) .......................         (96,680)         (352,201)        (141,723)           103,411
                                                -----------      ------------      -----------      -------------
OPERATING EXPENSES:
 Sales and marketing ......................          43,863           487,626           61,126          8,935,869
 General and administrative ...............         152,018           544,479           45,550          1,994,445
 Technical and system development .........         135,896           486,776          106,269            995,917
 Professional fee (see Note 6) ............              --                --               --            694,218
                                                -----------      ------------      -----------      -------------
   Total operating expenses ...............         331,777         1,518,881          212,945         12,620,449
                                                -----------      ------------      -----------      -------------
 Operating income (loss) ..................        (428,457)       (1,871,082)        (354,668)       (12,517,038)
OTHER INCOME AND EXPENSES:
 Interest income (expense), net ...........           3,383            17,823           (1,448)           148,423
                                                -----------      ------------      -----------      -------------
NET LOSS                                           (425,074)       (1,853,259)        (356,116)       (12,368,615)
Accretion and dividends on Series A
 preferred stock ..........................              --          (188,368)              --         (2,414,157)
                                                -----------      ------------      -----------      -------------
Net loss available for common
 stockholders .............................     $  (425,074)     $ (2,041,627)     $  (356,116)     $ (14,782,772)
                                                ===========      ============      ===========      =============
NET LOSS PER COMMON SHARE:
 Basic ....................................     $     (0.02)     $      (0.09)     $     (0.02)     $       (0.64)
                                                ===========      ============      ===========      =============
 Diluted ..................................     $     (0.02)     $      (0.09)     $     (0.02)     $       (0.64)
                                                ===========      ============      ===========      =============
WEIGHTED AVERAGE NUMBER OF SHARES:
 Basic ....................................      22,500,000        22,615,625       22,500,000         23,152,500
                                                ===========      ============      ===========      =============
 Diluted ..................................      22,500,000        22,615,625       22,500,000         23,152,500
                                                ===========      ============      ===========      =============


   The accompanying notes are an integral part of these financial statements.

                              VALUE AMERICA, INC.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

     FOR THE PERIOD FROM INCEPTION (MARCH 13, 1996) THROUGH JUNE 30, 1998



                                                                  COMMON STOCK
                                                          ----------------------------      ACCUMULATED
                                                             SHARES          AMOUNT           DEFICIT              TOTAL
                                                          ------------   -------------   -----------------   -----------------
Initial capitalization ................................    22,500,000     $  150,000       $          --       $     150,000
Net loss ..............................................            --             --            (425,074)           (425,074)
                                                           ----------     ----------       -------------       -------------
BALANCE, DECEMBER 31, 1996 ............................    22,500,000        150,000            (425,074)           (275,074)
                                                           ----------     ----------       -------------       -------------
Common stock granted as employee compensation .........        75,000         43,750                  --              43,750
Transfer of S-corporation losses upon incorporation
 as a C-corporation ...................................            --       (193,750)            193,750                  --
Sale of common stock and warrants .....................       577,500        962,500                  --             962,500
Accrual of preferred stock dividends ..................            --             --             (37,500)            (37,500)
Accretion of mandatorily redeemable preferred
 stock ................................................            --             --            (150,868)           (150,868)
Net loss ..............................................            --             --          (1,853,259)         (1,853,259)
                                                           ----------     ----------       -------------       -------------
BALANCE, DECEMBER 31, 1997 ............................    23,152,500        962,500          (2,272,951)         (1,310,451)
                                                           ----------     ----------       -------------       -------------
Accrual of preferred stock dividends ..................            --             --            (450,000)           (450,000)
Accretion of mandatorily redeemable preferred
 stock ................................................            --             --          (1,964,157)         (1,964,157)
Professional fee ......................................            --        694,218                  --             694,218
Net loss ..............................................            --             --         (12,368,615)        (12,368,615)
                                                           ----------     ----------       -------------       -------------
BALANCE, JUNE 30, 1998 ................................    23,152,500     $1,656,718       $ (17,055,723)      $ (15,399,005)
                                                           ==========     ==========       =============       =============


   The accompanying notes are an integral part of these financial statements.

                              VALUE AMERICA, INC.

                            STATEMENTS OF CASH FLOWS

                                                                    PERIOD
                                                                FROM INCEPTION
                                                                  (MARCH 13,                             SIX MONTHS ENDED
                                                                1996) THROUGH      YEAR ENDED                JUNE 30,
                                                                 DECEMBER 31,     DECEMBER 31,   --------------------------------
                                                                     1996             1997            1997             1998
                                                               --------------- ----------------- -------------- -----------------
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss ....................................................   $ (425,074)     $  (1,853,259)    $ (356,116)    $ (12,368,615)
 Adjustments to reconcile net loss
   to net cash used in operating activities:
   Depreciation and amortization .............................        9,137             45,946         23,029           184,539
   Common stock granted as employee compensation .............           --             43,750             --                --
   Stock-based compensation ..................................           --            273,000             --           290,500
   Professional fee ..........................................           --                 --             --           694,218
    (Increase) decrease in:
     Accounts receivable .....................................      (12,500)          (445,505)       (22,734)       (1,541,153)
     Inventory ...............................................           --                 --             --            (4,598)
     Other current assets ....................................           --             (7,128)            --             7,128
     Other assets ............................................       (1,894)           (18,264)            --             6,371
    Increase (decrease) in:
     Accounts payable ........................................       29,744             96,899         12,196         4,301,697
     Accrued expenses ........................................       25,052             89,810         15,905         2,529,642
     Deferred revenue ........................................      210,000          1,437,086        221,250         2,616,235
     Other liabilities .......................................           --                 --         86,012                --
                                                                 ----------      -------------     ----------     -------------
NET CASH USED IN OPERATING ACTIVITIES ........................     (165,535)          (337,665)       (20,458)       (3,284,036)
                                                                 ----------      -------------     ----------     -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Restricted cash .............................................           --                 --             --        (2,250,000)
 Capital expenditures ........................................      (57,715)          (165,168)       (37,994)       (1,084,837)
                                                                 ----------      -------------     ----------     -------------
NET CASH USED IN INVESTING ACTIVITIES ........................      (57,715)          (165,168)       (37,994)       (3,334,837)
                                                                 ----------      -------------     ----------     -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from assets placed under capital lease .............        5,558             46,892         46,892                --
 Principal payments under capital lease obligations ..........       (1,406)           (16,359)        (5,700)          (34,685)
 Proceeds from issuance of common stock ......................      150,000            962,500             --                --
 Proceeds from issuance of preferred stock ...................           --         10,000,000             --        18,829,894
 Payment of offering costs ...................................           --           (130,115)            --        (2,119,496)
 Repayment of loan from stockholder ..........................           --           (150,000)            --                --
 Borrowing from stockholder ..................................      150,000                 --             --                --
 Proceeds from note payable ..................................           --             50,000             --                --
 Dividends paid ..............................................           --                 --             --          (144,865)
                                                                 ----------      -------------     ----------     -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES ....................      304,152         10,762,918         41,192        16,530,848
                                                                 ----------      -------------     ----------     -------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .........       80,902         10,260,085        (17,260)        9,911,975
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD ...........           --             80,902         80,902        10,340,987
                                                                 ----------      -------------     ----------     -------------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD .................   $   80,902      $  10,340,987     $   63,642     $  20,252,962
                                                                 ==========      =============     ==========     =============


Non-cash investing and financing transactions:

   During 1997, the Company granted 75,000 shares of common stock valued at $43,750 to an employee in lieu of cash compensation.

   During 1997, the increase in accrued expenses includes $592,271 related to offering costs for the issuance of mandatorily redeemable preferred stock.

   The accompanying notes are an integral part of these financial statements.

                              VALUE AMERICA, INC.

                         NOTES TO FINANCIAL STATEMENTS

                 DECEMBER 31, 1996 AND 1997 AND JUNE 30, 1998

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Value America, Inc. (the "Company") is an Internet-based retailer that sells a large selection of high quality, brand name products and services at competitive prices to both consumers and businesses. Additionally, the Company develops and maintains custom multi-media presentations for the products and services featured on its online store. The Company was considered to be a development stage enterprise until late 1997.

     RISKS AND UNCERTAINTIES
     The Company is subject to all of the risks inherent in an early stage business in the technology and retail industries. These risks include, but are not limited to: limited operating history, limited senior management resources, management of a changing business, reliance on merchandise vendors, reliance on other third parties, the competitive nature of the industry, dependence on the Internet and related security risks, and the uncertain ability to protect proprietary intellectual properties.

     USE OF ESTIMATES

     The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

     RESTRICTED CASH

     In March 1998, the Company entered into an asset collateral agreement with Deutsche Financial Services Corporation (DFS) whereby the Company granted a security interest in and limited power of attorney over a $750,000 certificate of deposit purchased in support of a wholesale financing agreement with DFS and a major vendor of the Company. In addition, DFS and the vendor have been granted a security interest in certain of the Company's assets. Such agreement may be terminated upon written notice at any time by either party. The security interests in the certificate of deposit and other assets of the Company will continue in existence until termination of the agreements and settlement of all amounts owed, if any, to DFS. The $750,000 certificate of deposit is included in restricted cash as of June 30, 1998.

     In April 1998, the Company entered into a two-year agreement for credit card clearing services which required the Company to establish a $1,500,000 cash deposit account to cover potential chargebacks. Although the agreement may be terminated without penalty by either party, the credit card processor can require the Company to maintain the account for up to ten months following termination. Additionally, the credit card processor has a first priority lien and security interest in the reserve account until the funds are released to the Company. This cash deposit is included in restricted cash as of June 30, 1998.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of the Company's financial instruments, which include accounts receivable and accounts payable, is considered to approximate fair value due to the relatively short maturities of the respective instruments.

     INVENTORY AND COST OF GOODS SOLD

     The Company began in 1998 to periodically purchase quantities of merchandise from vendors prior to receiving customer orders. The inventory generally remains at the manufacturer or distributor that provides fulfillment services. Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

     During the six months ended June 30, 1998, the Company purchased goods from three vendors that accounted for approximately 63%, 25% and 2%, respectively, of cost of goods sold. The comparable amount of cost of goods sold is minimal in 1997. The Company has no long-term contracts or arrangements with any of its vendors that guarantee the availability of merchandise, the continuation of particular payment terms, or the extension of credit limits. There can be no

                              VALUE AMERICA, INC.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES -- Continued

assurance that the Company's current vendors will continue to sell merchandise to the Company on current terms or that the Company will be able to establish new or extend current vendor relationships to ensure acquisition of merchandise in a timely manner and on acceptable commercial terms. If the Company were unable to develop and maintain relationships with vendors that would allow it to obtain sufficient quantities of merchandise on acceptable commercial terms, such inability could have a material adverse effect on the Company's financial position, results of operations and cash flows.

     EQUIPMENT, FURNITURE AND FIXTURES

     Equipment, furniture and fixtures are recorded at cost. The Company computes depreciation on a straight-line basis for financial reporting purposes and uses accelerated depreciation methods for tax purposes, where appropriate.

     REVENUE AND COST RECOGNITION

     The Company has contractual agreements with vendors to prepare and maintain multi-media product presentations and list vendors' merchandise in the Company's online store. These agreements provide for both the development and the Web-access of these presentations for established contractual periods. The Company recognizes the costs of developing and maintaining presentations as incurred and recognizes product presentation and listing revenue ratably over the period of the related agreement beginning upon availablity of the presentation in the Company's online store. At December 31, 1997 and June 30, 1998, the Company had deferred revenue of $1,647,086 and $2,521,758, respectively, which it will recognize over varying terms through 2000. The agreements generally provide for the payment of a renewal fee if the vendor wants the presentation and its merchandise to be listed beyond the initial agreement period. Revenues from renewal fees when generated will be recognized ratably over the renewal term.

     The Company also has deferred revenue of approximately $1,741,563 associated with cash received for product sales in advance of the shipment of the underlying product at June 30, 1998. This amount will be recognized as revenue upon the shipment of the product.

     The Company's online store showcases products and services using multi-media presentations that allow customers to learn more about the features and benefits of the products and to purchase the products from the Company. The Company's vendors generally ship products directly to the customer upon receipt of an order from the Company. Revenue from product sales is recognized upon shipment from the vendor. The Company is responsible for selling the merchandise, collecting payment from the customer, ensuring shipment to the customer and processing returns. The Company takes title to the product upon shipment and bears the risk of loss for collection, delivery and merchandise returns from customers. The Company accrues a reserve for estimated product returns at the time of sale.

     ADVERTISING

     Advertising costs are expensed as incurred. Revenue received from cooperative advertising agreements is recorded as a reduction of advertising expense. Advertising expense for the year ended December 31, 1997 and the six months ended June 30, 1998 was approximately $194,000 and $7,863,000, respectively.

     VALUE AMERICA DOLLARS

     The Company offers customers Value America Dollars on certain purchases. These can be used against future purchases of merchandise from the store. The Company records a liability for Value America Dollars at the time of the sale on which they are earned. At December 31, 1997 and June 30, 1998, the Company had recorded approximately $2,000 and $80,000, respectively, in accrued expenses for Value America Dollars.

     MANDATORILY REDEEMABLE PREFERRED STOCK

     The Company carries its mandatorily redeemable preferred stock at fair value with periodic adjustment to increase the carrying value to its redemption value by the earliest possible date of stockholder initiated redemption. See
Note 5 for additional information on the Company's mandatorily redeemable preferred stock.

                              VALUE AMERICA, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

     EARNINGS PER SHARE

     Statement of Financial Accounting Standards No. 128 (FAS 128), EARNINGS PER SHARE, establishes standards for computing and presenting earnings per share. Basic earnings per share is calculated using the average shares of common stock outstanding, while diluted earnings per share reflects the potential dilution that could occur if stock options and warrants were exercised. Stock options and warrants are excluded from the calculation if their effect would be antidilutive.

     STOCK-BASED COMPENSATION

     FAS 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the fair value method or measuring compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25. The Company has chosen to continue to use the measurement prescribed by APB Opinion No. 25 for employee stock options and to make supplemental disclosures to show the effects of using the fair value-based measurement criteria. The Company accounts for options granted to non-employees under FAS 123.

     INCOME TAXES

     FAS 109, ACCOUNTING FOR INCOME TAXES, requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years arising from differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     TECHNICAL AND SYSTEM DEVELOPMENT

     Technical and system development expenses consist primarily of payroll, related expenses and consulting fees for the development of the Company's Web site and order fulfillment systems. To date, all technical and system development costs have been expensed as incurred.

     RECLASSIFICATIONS

     Certain reclassifications were made to the 1997 financial statements to conform to the 1998 presentation.

     NEW ACCOUNTING PRONOUNCEMENTS

     As of January 1, 1998, the Company adopted FAS 130, REPORTING COMPREHENSIVE INCOME, which establishes standards for the reporting and display of comprehensive income and its components. The adoption of FAS 130 had no impact on the Company's net loss or stockholders' equity as the comprehensive loss was the same as the Company's net loss.

     In June 1997, the Financial Accounting Standards Board issued FAS 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. FAS 131 establishes standards for the way that public reporting enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in annual financial reports issued to stockholders. FAS 131 is required to be adopted for the Company's fiscal year ending December 31, 1998. Based upon its present structure, the Company does not believe that FAS 131 will significantly impact existing presentations and disclosures. As the Company's business and structure continue to evolve, the Company will continue to evaluate the impact, if any, of the adoption of this pronouncement on the Company's existing disclosures.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Costs incurred prior to the initial application of SOP 98-1, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. SOP 98-1 is effective for the Company's fiscal year ending December 31, 1999. The Company has not yet evaluated the impact of this pronouncement on the Company's financial condition, results of operations or cash flows.

                              VALUE AMERICA, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

     INTERIM FINANCIAL INFORMATION (UNAUDITED)

     Interim financial information for the six months ended June 30, 1997 included herein is unaudited. However, the Company believes the interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for the interim period. The results of operations for the six months ended June 30, 1998 were audited but are not necessarily indicative of the results to be expected for the year ending December 31, 1998.

     PRO FORMA BALANCE SHEET (UNAUDITED)

     In July 1998, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public. Upon completion of the offering, each outstanding share of Series A and Series B Preferred Stock will convert into shares of common stock on the basis described in Note 5 to these financial statements. The accompanying unaudited pro forma balance sheet at June 30, 1998 reflects the assumed conversion of the Series A and Series B preferred stock into common stock as of June 30, 1998. Dividends associated with the Series A and Series B preferred stock were assumed to have been paid in cash.

2. ACCOUNTS RECEIVABLE

     Accounts receivable primarily represent amounts billed for contracts related to multi-media product presentations. Contract terms permit the Company to bill 50% of the total contract value at signing with the remainder billable when the presentations are available to customers on the Company's web site.

     The Company has recorded a provision for estimated uncollectible accounts receivable of $49,000 and $110,000 for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively. The Company has not written off any accounts receivable through June 30, 1998.

3. EQUIPMENT, FURNITURE AND FIXTURES

     Equipment, furniture and fixtures consisted of the following:

                                                        DECEMBER 31,
                                                  ------------------------      JUNE 30,      DEPRECIABLE
                                                     1996          1997           1998           LIVES
                                                  ----------   -----------   -------------   ------------
Computer hardware and software ................    $ 54,537     $ 179,072     $1,014,892       2 years
Office furniture and equipment ................       3,178        37,580        278,331      2-5 years
Other .........................................          --         6,231         14,497       2 years
                                                   --------     ---------     ----------
                                                     57,715       222,883      1,307,720
Accumulated depreciation ......................      (9,137)      (55,083)      (239,622)
                                                   --------     ---------     ----------
Net equipment, furniture and fixtures .........    $ 48,578     $ 167,800     $1,068,098
                                                   ========     =========     ==========


     Computer equipment with a capitalized cost of $5,558 and $50,998 at December 31, 1996 and 1997, respectively, and accumulated depreciation of $1,853 and $33,671, at December 31, 1996 and 1997, respectively, was held under capital lease agreements. These leases were paid in full during the six months ended June 30, 1998.

4. NOTE PAYABLE AND LINE OF CREDIT

     At December 31, 1997 and June 30, 1998, the Company had a note payable to an employee for $50,000. This note bears interest at 5% annually with interest and principal payable on September 15, 2007. The note payable is included in other liabilities at December 31, 1997 and June 30, 1998.

     On April 8, 1998, the Company entered into a line of credit agreement with a bank, which provides for borrowings up to $5,000,000. Such borrowings are to be fully secured by liquid securities. Interest on any funds advanced will accrue at a rate of LIBOR plus 1.75% and the agreement expires on May 31, 1999. There were no amounts drawn down on this line during the six months ended June 30, 1998.

                              VALUE AMERICA, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

5. MANDATORILY REDEEMABLE PREFERRED STOCK

     In December 1997, the Company sold 5,000,000 shares of 5% Cumulative Convertible Series A Preferred Stock ("Series A") for $10,000,000. The Company recorded this sale, net of related issuance costs, at $9,277,614. These shares are convertible at any time at the option of the holder at a rate such that one preferred share will be convertible into the number of common shares which results from dividing $2.00 by the conversion price (approximately $3.47 at June 30, 1998, subject to adjustment). A preferred stockholder is entitled to the number of votes equal to the largest number of full shares of common stock into which the preferred shares could be converted on the record date for the determination of stockholders eligible to vote on a particular matter.

     If the Company does not successfully offer common shares to the public before December 19, 1999, these Series A shares may be redeemed at the option of the stockholder for $4.00 per share plus any unpaid dividends. If full redemption is not elected by the stockholder, 1,666,666 shares are mandatorily redeemable in each of January 2003, 2004 and 2005 at a price of $4.00 per share plus any unpaid dividends. In addition, if there is no successful public offering by that date, the dividend rate increases to 9%, retroactive to the issuance date. Dividends accrue daily and are due quarterly on April 1, July 1, October 1 and January 1. As discussed in Note 1, the carrying amount of these securities is periodically adjusted to increase the carrying value to the redemption value of $20,000,000 at December 19, 1999. Accretion for 1997 and the six months ended June 30, 1998 was $188,368 and $2,414,157, respectively, inclusive of cumulative, unpaid dividends at 9%.

     At the completion of a successful public offering of equity securities with aggregate gross proceeds of at least $25,000,000 with common share price of a minimum of $3.82, these shares will automatically convert to common shares, with registration rights. In addition, the Series A preferred stockholders could, at their discretion, elect to purchase up to 85% of the Company for a previously agreed-upon price before March 17, 1998. This option lapsed without exercise.

     In June 1998, the Company sold 617,979 shares of 5% Cumulative Convertible Series B Preferred Stock ("Series B") for $18,829,894. The Company recorded this sale, net of related offering costs, at $17,679,569. These shares are convertible at any time at the option of the holder at a rate such that one preferred share will be convertible into three shares of common stock (subject to adjustment). A Series B stockholder is entitled to the number of votes equal to the largest number of common shares into which the shares can be converted.

     If the Company does not successfully offer common shares to the public before December 19, 1999, the Series B shares may be redeemed for $60.94 per share plus any unpaid dividends at the option of the stockholder. If full redemption is not elected by the stockholder, 205,993 shares are mandatorily redeemable in each of January 2003, 2004 and 2005 at a price of $60.94 per share. In addition, if there is no successful public offering, as defined, by that date, the dividend rate increases to 9% retroactive to the issuance date. Dividends accrue daily and are due quarterly. The carrying amount of these securities will be periodically adjusted to increase the carrying value to the redemption value of $37,659,640 at December 31, 1999. The Company did not record any accretion for the six months ended June 30, 1998.

     At the completion of a successful public offering of equity securities with aggregate gross proceeds of at least $25,000,000 and with common share price of a minimum of $3.82, the Series B Preferred Shares will automatically convert to common shares, with registration rights.

     The Series B investors also acquired 617,979 shares of common stock from the two founders of the Company for $6,276,607.

6. STOCKHOLDERS' EQUITY (DEFICIT)

     COMMON STOCK

     During 1996, the Company was capitalized with the issuance of an aggregate of 22,500,000 shares of common stock, without par value, to two officers of the Company for $150,000. A common stockholder is entitled to one vote for each common share held.

     In October through November 1997, the Company sold 427,500 and 150,000 shares of common stock at a price of $1.50 and $1.67 per share, respectively, and 213,750 warrants at a price of $0.33 per warrant. The warrants expire October 31, 2002 and allow the holder to purchase one share of common stock for $1.67.

                              VALUE AMERICA, INC.

     In June 1998, the Company's principal stockholder sold 288,321 shares of common stock to an entity which assisted in the promotion of the private placements of Series A and Series B preferred stock. The shares were sold for $1,000,000 in cash and $1,000,000 in notes receivable by the stockholder, due June 30, 2003, which notes are not receivable unless the fair market value of the shares, as defined, exceeds $6 million on the determination date. The excess of the fair value of the stock sold by the principal stockholder over the consideration received has been recognized by the Company as a period expense (with a corresponding increase in common stock) in the amount of $694,218 during the six months ended June 30, 1998. The fair value of the note was determined by an independent valuation to be $226,000.

     The Company paid commissions of $500,000 and $1,050,000, respectively, for the placement of the Series A and Series B preferred stock, respectively, to a principal in the entity. These amounts are recorded as a reduction of the related proceeds.

     COMMON STOCK OPTIONS

     The Company's Board of Directors adopted the Company's 1997 Stock Incentive Plan ("Plan") and reserved 3,750,000 shares of common stock for grants under this Plan. Generally, these options are offered to all employees at the fair value of the stock at the date of the grant. These options vest over periods up to five years (as determined by the Board at the date of grant) and expire upon the earlier of ten years from the grant date or optionee's termination of employment.



                                            NUMBER OF        WEIGHTED
                                             OPTIONS       AVERAGE PRICE
                                          -------------   --------------
   Balance, December 31, 1996 .........            --         $  --
   Granted ............................     2,591,625          0.88
   Exercised ..........................            --            --
   Expired/forfeited ..................        (6,000)         1.67
                                            ---------         -----
   Balance, December 31, 1997 .........     2,585,625          0.88

   Granted ............................     1,111,755          4.01
   Exercised ..........................            --            --
   Expired/forfeited ..................      (322,500)         2.65
                                            ---------         -----
   Balance, June 30, 1998 .............     3,374,880        $ 1.74
                                            =========        ======



At June 30, 1998, the following options were outstanding:



                          EXERCISE       WEIGHTED
NUMBER                      PRICE      AVERAGE LIFE
----------------------   ----------   -------------
   1,903,875 .........    $  0.58       10 years
   510,750 ...........       1.67       10 years
   848,250 ...........       3.50       10 years
   51,750.............       6.67       10 years
   60,255.............      10.16       10 years



     Certain options were issued during 1997 which provide for cash bonuses upon exercise. The Company recorded approximately $273,000 and $76,000 in compensation for 1997 and the six months ended June 30, 1998, respectively, related to these bonus provisions. Additional expense to be recognized related to these bonus provisions is as follows: July 1, 1998 through December 31, 1998 -- $76,000, 1999 -- $77,000, 2000 -- $19,000.

     Additionally, the Company issued options through June 30, 1998 to certain employees with exercise prices less than the fair market value at the date of grant, resulting in compensation expense of approximately $214,500 for the six months ended June 30, 1998. Additional expense to be recognized related to these options is as follows: $499,000 for the six months ended December 31, 1998; 1999 -- $689,000; 2000 -- $402,000; 2001 -- $232,000; 2002 -- $115,000;
2003 -- $25,000.

                              VALUE AMERICA, INC.

6. STOCKHOLDERS' EQUITY (DEFICIT) -- Continued

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its Plan and recognizes compensation expense for its employee stock-based compensation plan based upon the intrinsic value method. If the Company had elected to recognize compensation expense based upon fair value at the grant dates for the stock option awards granted, consistent with the methodology prescribed by SFAS No. 123, net loss for the period from Inception (March 13, 1996) through December 31, 1996 would be the same as currently presented. For the year ended December 31, 1997 and the six months ended June 30, 1998, the balances would have been reported at the pro forma amounts indicated below:


                                             YEAR ENDED        SIX MONTHS ENDED
                                         DECEMBER 31, 1997      JUNE 30, 1998
                                        -------------------   -----------------
NET LOSS

As reported .........................      $  (1,853,259)       $ (12,368,615)
                                           =============        =============
Pro forma ...........................      $  (1,885,509)       $ (12,524,240)
                                           =============        =============
NET LOSS PER SHARE, BASIC AND DILUTED

As reported .........................      $       (0.09)       $       (0.64)
                                           =============        =============
Pro forma ...........................      $       (0.09)       $       (0.65)
                                           =============        =============

     The fair value for these options was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

                                     DECEMBER 31,        JUNE 30,
                                         1997              1998
                                    --------------   ---------------
Expected volatility .............         0.01%            0.01%
Risk-free interest rate .........    5.71%-5.90%      5.38%-5.71%
Expected life ...................      5 years          5 years
Expected dividend yield .........            0%               0%

     EARNINGS PER SHARE

     The following table sets forth the calculation for loss (numerator) and shares (denominator) for earnings per share:

                                                    PERIOD FROM INCEPTION (MARCH 13, 1996)
                                                          THROUGH DECEMBER 31, 1996
                                                  ------------------------------------------
                                                                                   PER-SHARE
                                                       LOSS           SHARES        AMOUNT
                                                  --------------   ------------   ----------
BASIC AND DILUTED EPS
Loss available to common stockholders .........     $ (425,074)    22,500,000      $ (0.02)
                                                    ==========     ==========      =======

                                                                  SIX MONTHS
                                                             ENDED JUNE 30, 1997
                                                  ------------------------------------------
                                                                 (UNAUDITED)
                                                                                   PER-SHARE
                                                       LOSS           SHARES        AMOUNT
                                                  --------------   ------------   ----------
BASIC AND DILUTED EPS
Loss available to common stockholders .........   $(356,116)       22,500,000      $ (0.02)
                                                  =========        ==========      =======

                             VALUE AMERICA, INC.

6. STOCKHOLDERS' EQUITY (DEFICIT) -- Continued

                                                                                           YEAR ENDED
                                                                                       DECEMBER 31, 1997
                                                                          --------------------------------------------
                                                                                                             PER-SHARE
                                                                                LOSS            SHARES        AMOUNT
                                                                          ----------------   ------------   ----------
BASIC EPS
Net loss ..............................................................     $ (1,853,259)
Less: Preferred stock dividends .......................................          (37,500)
Less: Accretion of preferred stock ....................................         (150,868)
                                                                            ------------
Loss available to common stockholders .................................     $ (2,041,627)    22,615,625      $ (0.09)
                                                                            ============     ==========      =======
DILUTED EPS
Loss available to common stockholders and assumed conversions .........     $ (2,041,627)    22,615,625      $ (0.09)
                                                                            ============     ==========      =======



                                                                                           SIX MONTHS
                                                                                       ENDED JUNE 30, 1998
                                                                          ---------------------------------------------
                                                                                                              PER-SHARE
                                                                                 LOSS            SHARES        AMOUNT
                                                                          -----------------   ------------   ----------
BASIC EPS
Net loss ..............................................................     $ (12,368,615)
Less: Preferred stock dividends .......................................          (450,000)
Less: Accretion of preferred stock ....................................        (1,964,157)
                                                                            -------------
Loss available to common stockholders .................................     $ (14,782,772)    23,152,500      $ (0.64)
                                                                            =============     ==========      =======
DILUTED EPS
Loss available to common stockholders and assumed conversions .........     $ (14,782,772)    23,152,500      $ (0.64)
                                                                            =============     ==========      =======



     Options and warrants to purchase common shares and preferred securities are not included in the Diluted EPS calculations as their effect is anti-dilutive for all periods presented. These dilutive securities at June 30, 1998 include weighted average common stock equivalents relating to preferred stock of 2,903,714 shares and options and warrants to purchase common shares under the Treasury Stock method of 2,081,426 shares.

7. INCOME TAXES

     From Inception through October 31, 1997, the Company has provided no provision for income taxes since it had elected, with the consent of its original stockholders, to be an S Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes was recorded for this period. Effective November 1, 1997, the Company terminated its S Corporation status and recorded gross deferred tax assets of $478,787.

     The Company has not recorded a provision or benefit for income taxes for the period November 1, 1997 through December 31, 1997 or for the six months ended June 30, 1998 due to the net losses incurred for tax purposes for which there is no carryback potential. The Company has calculated net operating loss carryforwards of approximately $11,321,000 at June 30, 1998, which may or may not be representative of the total available net operating loss carryforward determined at December 31, 1998, to offset future taxable income. The net operating loss carryforwards would expire principally in 2012. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of the carryforwards which can be utilized.

                              VALUE AMERICA, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

   The components of deferred income tax assets are as follows:


                                               DECEMBER 31,        JUNE 30,
                                                   1997              1998
                                              --------------   ---------------
Deferred tax assets:
 Deferred revenue .........................     $  448,720      $    448,519
 Stock-based compensation .................        103,740           247,760
 Depreciation .............................          6,867            31,765
 Net operating loss carryforwards .........         36,652         4,302,106
                                                ----------      ------------
                                                   595,979         5,030,150
Valuation allowance .......................       (595,979)       (5,030,150)
                                                ----------      ------------
 Net deferred tax assets ..................     $       --      $         --
                                                ==========      ============

     Deferred tax assets are offset by a full valuation allowance as the lack of earnings history gives rise to uncertainty as to whether the assets are realizable. As a result of the Company's history of operating losses and the uncertainty surrounding the Company's ability to recognize income tax benefits associated with such losses, no pro forma tax provision calculation or related earnings per share effects have been included in these financial statements as they relate to the Company's previous status as an S Corporation.

     A reconciliation between the statutory federal income tax rate and the effective rate of income tax expense follows:

                                                                           YEAR ENDED        SIX MONTHS ENDED
                                                                       DECEMBER 31, 1997      JUNE 30, 1998
                                                                      -------------------   -----------------
Statutory federal income tax rate .................................            34%                  34%
Decrease in taxes resulting from:
 Effect of S corporation status prior to November 1, 1997 .........           (28%)                 --
 Professional fee .................................................            --                   (6%)
 Change in valuation allowance ....................................            (6%)                (28%)
                                                                              ---                  ---
                                                                                0%                   0%
                                                                              ===                  ===



8. EMPLOYEE BENEFIT PLAN

     In June 1998, the Company adopted a 401(k) defined contribution savings plan. The plan covers all full-time employees who are at least 18 years of age, and are not covered by a collective bargaining agreement where retirement benefits are subject to good faith bargaining. Participants may contribute up to 15% of pre-tax compensation, subject to certain limitations. The Company may make discretionary annual profit sharing contributions as well as a discretionary employer matching contributions. Employees vest in employer matching contributions and profit sharing contributions over three years of eligible service. The Company has made no profit sharing or matching contributions to date.

9. RELATED PARTY TRANSACTIONS

     At December 31, 1996, the Company had a non-interest bearing loan from a stockholder. This note was repaid during 1997.

     For the year ended December 31, 1997, 13% of net sales, or approximately $6,000, were to a stockholder.

10. COMMITMENTS AND CONTINGENCIES

     The Company is subject to various legal claims in the ordinary course of business. In the opinion of management, none of these claims will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

     The Company was obligated under various capital leases for equipment, which were capitalized at the present value of future minimum lease payments, discounted at imputed interest rates of 12% to 19%. These capital lease obligations were repaid in total during the six months ended June 30, 1998. Interest paid in connection with these leases was $563, $4,686

                              VALUE AMERICA, INC.

10. COMMITMENTS AND CONTINGENCIES -- Continued


and $6,339 for the period from Inception (March 13, 1996) through December 31, 1996, for the year ended December 31, 1997 and for the six months ended June 30, 1998, respectively.

     The Company has operating lease commitments of approximately $19,000 for the six months ending December 31, 1998 and $6,000 for the year ending December 31, 1999. Rent expense for the Company was $99,351, $45,369 and $10,683 for the six months ended June 30, 1998, the year ended December 31, 1997 and the period from Inception (March 13, 1996) through December 31, 1996, respectively.

     On June 26, 1998, the Company entered into an operating lease agreement for several office buildings for the Company's Charlottesville, Virginia headquarters. The lease has terms commencing between October 1998 and January 1999 for the individual buildings and ending on February 1, 2000, with optional terms of extension. Total lease payments will approximate $52,000 in 1998, $303,000 in 1999 and $25,000 in 2000.

11. LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1998, the Company had approximately $22.5 million in cash, cash equivalents and restricted cash. For fiscal 1998, the Company's plans include a substantial expansion of its business, including such investments as the hiring of additional resources, systems investment and a national advertising campaign.

     During 1998, the Company plans to pursue the filing of a registration statement in connection with obtaining additional equity financing and to use such financing to fund the expansion of the business. Should the equity financing either be delayed or not occur, management has developed a contingent operating plan which, if ultimately necessary, management believes could involve scaling back investments from levels presently budgeted for 1998. In management's view, were such contingency actions required and therefore pursued, the Company would have sufficient liquidity to continue in business at least through fiscal 1998.

12. SUBSEQUENT EVENT

     On July 1, 1998, the Company's Board of Directors approved a three-for-one stock split of the Company's common stock which was effected as of September 1, 1998. All references to the number of shares issued and outstanding, the conversion factors for the Series A and Series B Preferred Stock and per share information for all periods presented have been adjusted to give effect to the aforementioned stock split.

     In addition, on September 1, 1998, the Company's Board of Directors approved an increase in the number of shares of Common Stock authorized from 50,000,000 to 100,000,000 to be effective on September 1, 1998. The reference to the number of shares of Common Stock authorized has been adjusted to give effect to the aforementioned share authorization.

                      The Marketplace for a New Millennium...

An Internet-based destination retailer, Value America offers a wide selection of technology, office and consumer products for sale at its Internet site, www.valueamerica.com.



[DRAWING DEPICTING WOMAN USING COMPUTER]

Customer Benefits

Customers gain direct access to branded products from national and international manufacturers. The convenience of home or office delivery is combined with informative multimedia presentations.

[DRAWING DEPICTING GENIE USING COMPUTER]

Product Presentations

The features and benefits of products are explained by Value America's multimedia product presentations. Insights into applications help customers make better purchasing decisions. Headlines, copy, photographs, illustrations, animations and audio and video streaming combine to provide consumers with product information and shopping convenience.

[DRAWING DEPICTING $100 BILL BLENDING INTO CREDIT CARD]

Electronic Commerce

A customer's credit card is automatically encrypted for security, and funds are transferred electronically.

[DRAWING DEPICTING A FACTORY]

Factory Connections

Value America is an electronic store for brand name products, bringing consumers and manufacturers together. With diminished overhead, effective product demonstrations and its proprietary operating system, Value America provides the value, information, service and convenience customers deserve.

[DRAWING DEPICTING SATELITE SYSTEM]

Delivery Systems

Value America fulfills orders primarily by arranging for direct shipment of products from the manufacturer or its designated distribution partner. The Company's order fulfillment systems are designed to choose the best product price and availability if multiple distributors offer the same product.
The Value America store delivers the purchase order via facsimile or EDI.

[VALUE AMERICA LOGO]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All amounts shown are estimates, except for the SEC registration fee, the Nasdaq National Market filing fee and the NASD fee. The Company will pay all expenses, other than underwriting commissions and discounts, related to any sale of shares by the Principal Stockholders.



      SEC registration fee ..........................  $ 27,140
      NASD filing fee ...............................     9,700
      Nasdaq National Market fee ....................    95,000
      Accounting fees and expenses ..................   325,000
      Legal fees and expenses .......................   250,000
      Printing and engraving expenses ...............   100,000
      Blue sky fees and expenses ....................     7,500
      Transfer agent and registrar fees and expenses     10,000
      Miscellaneous .................................    75,660
                                                       --------
       Total ........................................  $900,000
                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation implement the provisions of the Virginia Stock Corporation Act ("VSCA"), which provide for the indemnification of the Company's directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act. Under Sections 13.1-697 and 13.1-702 of the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil and criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The Company's Articles of Incorporation require indemnification of directors and officers with respect to certain liabilities, expenses and other amounts imposed upon them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. In addition, as permitted by the VSCA, the Company's Articles of Incorporation eliminate the liability of a director or officer in a stockholder or derivative proceeding. This elimination of liability will not apply in the event of willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

     The Company has purchased officers' and directors' liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of the Company against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by the Company and (2) the Company to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

     The Underwriting Agreement contains provisions by which the Underwriters have agreed to indemnify the Company, each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each director of the Company, and each officer of the Company who signs this Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriters for use in this Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since March 13, 1996, the Company's date of incorporation, the Company has sold and issued the following unregistered securities:

   (1) On May 24, 1996, the Company issued an aggregate of 19,125,000 shares of Common Stock to Craig A. Winn, the Company's Chairman, Chief Executive Officer and President, and Rex Scatena, the Company's President -- Consumer Products Division, for an aggregate of $127,500.

   (2) On August 13, 1996, the Company issued an aggregate of 3,375,000 shares of Common Stock to Mr. Winn and Mr. Scatena for an aggregate of $22,500.

   (3) On November 13, 1997, the Company completed the issuance of an aggregate of 427,500 shares of Common Stock and warrants to purchase an aggregate of 213,750 shares of Common Stock to a total of 14 accredited investors. The Company issued the shares of Common Stock at $1.50 per share and the warrants at $0.33 per warrant. In addition, the Company issued 150,000 shares of Common Stock to a single, accredited investor at $1.67 per share.

   (4) On December 17, 1997, the Company issued 5,000,000 shares of Series A Preferred Stock to The Union Labor Life Insurance Company pursuant to the terms of a Preferred Stock Purchase Agreement of even date therewith. The aggregate purchase price of the Series A Preferred Stock was $10,000,000. In connection with this transaction, the Company paid a $500,000 finder's fee to Timothy Driscoll.

   (5) On June 24, 1998, Mr. Winn sold 288,321 shares of Common Stock to a single investor for $2,000,000 or $6.94 per share.

   (6) On June 26, 1998, the Company issued an aggregate of 617,979 shares of Series B Preferred Stock to 18 accredited investors (collectively, the "Series B Investors") pursuant to a Preferred Stock Purchase Agreement of even date therewith. The aggregate purchase price of the Series B Preferred Stock was $18,829,820 or $30.47 per share. In connection with such offering, Mr. Winn and Mr. Scatena sold an aggregate of 617,979 shares of Common Stock to the Series B Investors for an aggregate purchase price of $6,276,607 or $10.16 per share.

   (7) On July 1, 1998, Mr. Winn sold an aggregate of 28,350 shares of Common Stock to three investors for an aggregate of $289,942 or $10.16 per share.

   (8) The Company has issued an aggregate of 3,287,625 options to purchase Common Stock with exercise prices ranging from $0.58 to $6.67 per share under the Incentive Plan.

     The sales and issuances of securities in the above transactions were deemed to be exempt under the Securities Act by virtue of Section 4(2) thereof and/or Regulation D and Rule 701 promulgated thereunder as transactions not involving any public offering. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. Similar representations of investment intent were obtained and similar legends imposed in connection with any subsequent transfers of any such securities. The Company believes that all recipients had adequate access, through employment or other relationships, to information about the Company to make an informed investment decision.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith:

  EXHIBIT
  NUMBER                                   DESCRIPTION OF EXHIBIT
----------                                ------------------------
  1.1        Form of Underwriting Agreement*
  3.1        Articles of Incorporation of Registrant, as amended*
  3.2        Amended and Restated Bylaws of the Company*
  4.1        Form of Stock Certificate*
  5.1        Opinion of LeClair Ryan, A Professional Corporation**
 10.1        Consent Agreement, dated as of December 3, 1997, by and between the Company and Stephen S. Freedman relating to the mark "Value America"***
 10.2        Agreement, dated as of December 3, 1997, by and between Stephen S. Freedman and the Company relating to the mark "Value America," with Personal Guaranty of
             Rex and Jane Scatena***
 10.3        Lease, dated as of September 17, 1997, by and between 2300 Commonwealth
             Building and the Company relating to property located at 2300 Commonwealth
             Drive, Charlottesville, Virginia***
 10.4        Tenant Lease, dated as of March 16, 1998, by and between Preston O. Stallings and the Company relating to property located at 2340 Commonwealth Avenue, Suites
             102, 103 and B-1, Charlottesville, Virginia***
 10.5        Lease, dated as of June 10, 1996, by and between Commonwealth Clinical Systems,
             Inc. and the Company relating to property located at 1650 State Farm Boulevard,
             Charlottesville, Virginia***
 10.6        Lease Agreement, commencing January 15, 1998, by and between Preston O.
             Stallings and the Company relating to property located at 2340 Commonwealth
             Drvie, Suite 202, Charlottesville, Virginia***

  EXHIBIT
NUMBER                                        DESCRIPTION OF EXHIBIT
-----------                                   ----------------------
  10.7        Employment Agreement, dated as of August 1, 1997, by and between John L.
              Motley, Director and Value America, Inc., a Nevada corporation (predecessor of the company)***
  10.8        Professional Services Agreement, executed by the company on February 11, 1998, by and between Business Data Services, Inc. and the Company***
  10.9        Loan Agreement, executed by the company on April 8, 1998, by and between
              Jefferson National Bank (predecessor of Wachovia Bank, N.A.) and the
              Company***
  10.10       Assignment, Pledge and Subordination Agreement, dated as of April 16, 1998, by and among First Data Merchant Services Corp. Wachovia Bank, N.A. and the
              Company***
  10.11       Bank Asset Collateral Agreement and Limited Power of Attorney, dated as of
              March 23, 1998, by and among Deutsche Financial Services Corporation, Jefferson
              National Bank (predecessor of Wachovia Bank, N.A.) and the Company***
  10.12       Warrant, dated November 20, 1997 to purchase 10,000 Shares of Common Stock of the Company issued to Dean M. Johnson, Director***
  10.13       Employment Agreement, dated as of November 13, 1997, by and between Dean M.
              Johnson, Director and the Company***
  10.14       Form of Developments, Noncompete and Nondisclosure Agreement, by and between the Company and each of the Company's employees***
  10.15       1997 Stock Incentive Plan adopted on August 1, 1997 by Value America, Inc., as amended *
  10.16       Amended and Restated Registration Rights Agreement, dated as of June 26, 1998, by and among the Company and the entities and individuals listed on Annex A thereto***
  10.17       Amended and Restated Stockholders Agreement, dated as of June 26, 1998, by and among the Company, Craig A. Winn, Director, Rex Scatena, Director, Crystal
              Investments, L.L.C., Frostine, L.L.C., and the holders of the Series A Preferred
              Stock and the Series B Preferred Stock***
  10.18       Voting Agreement, dated as of June 26, 1998, by and among the Company, Craig A.
              Winn, Director, Rex Scatena, Director, Crystal Investments, L.L.C., Frostine, L.L.C.
              and the holders of the Company's Series B Preferred Stock***
  10.19       Preferred Stock Purchase Agreement, dated as of June 26, 1998, by and among the
              Company and those entities and individuals listed on Annex A thereto***
  10.20       Preferred Stock Purchase Agreement, dated as of December 17, 1997, by and between The Union Labor Life Insurance Company acting on behalf of its Separate
              Account P and the Company***
  10.21       Stock Purchase Agreement, dated as of June 26, 1998, by and among Craig A.
              Winn, Director, Rex Scatena, Director, The Union Labor Life Insurance Company
              acting on behalf of its Separate Account P, United Association of Journeyman and
              Apprentices of the Plumbing and Pipefitting Industry of the United States and
              Canada, General Fund, and The Annette M. and Theodore N. Lerner Family
              Foundation***
  10.22       Registration Rights Agreement, dated as of June 3, 1998, by and between the
              Company and Capital Advisers, L.L.C.*
  10.23       Product Listing Agreement, dated October 8, 1997, by and between Toshiba
              America Information Systems and the Company.*
  10.24       Product Listing Agreement, dated June 3, 1997, by and between Toshiba America
              Information Systems and the Company.*
  10.25       Category Presentation Agreement, dated January 21, 1998, by and between IBM and the Company.*
  10.26       Product Listing Agreement, dated April 16, 1997, by and between Hewlett-Packard and the Company.*
  23.1        Consent of PricewaterhouseCoopers LLP*
  23.2        Consent of LeClair Ryan, A Professional Corporation (included in Exhibit 5.1)**
  24.1        Power of Attorney***

  EXHIBIT
NUMBER                                      DESCRIPTION OF EXHIBIT
-----------                                ------------------------
  27.1        Financial Data Schedule*
  99.1        Letter, dated January 21, 1998, from the Company to Mr. Robert A. Bayless, Chief
              Accountant of the Division of Corporation of the Securities and Exchange
              Commission, relating to the Company's revenue recognition for product sales.*

---------
      * Filed herewith.
     ** To be filed by amendment.

    *** Previously filed.

     (b) The following financial statement schedules are filed herewith:

     All financial statement schedules have been omitted because they are not required, are not applicable or the information is included in the Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
       (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Charlottesville, Commonwealth of Virginia, on the 26th day of August, 1998.

                                      VALUE AMERICA, INC.


                                      By:        /s/ CRAIG A. WINN
                                         ------------------------------------
                                                    CRAIG A. WINN
                                             CHAIRMAN, CHIEF EXECUTIVE OFFICER
                                                    AND PRESIDENT

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of August 26, 1998.



                 NAME                                    TITLE
                ------                                  -------
   /S/ CRAIG A. WINN                     Chairman, Chief Executive Officer,
  ----------------------------------
  CRAIG A. WINN                          President (Principal Executive
                                         Officer) and Director

   *                                     President -- Consumer Products
  ----------------------------------
  REX SCATENA                            Division and Director

   /S/ DEAN M. JOHNSON                   Executive Vice President,
  ----------------------------------
  DEAN M. JOHNSON                        Chief Financial Officer
                                         (Principal Financial and Accounting
                                         Officer), Secretary and Director

   *                                     Director
  ----------------------------------
  JOHN L. MOTLEY

   *                                     Director
  ----------------------------------
  GARY D. LECLAIR

   *                                     Director
  ----------------------------------
  MICHAEL R. STEED

  *By:  /S/ CRAIG A. WINN
    ------------------------------
         CRAIG A. WINN
        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                    DESCRIPTION OF EXHIBIT
----------                                 ------------------------
  1.1        Form of Underwriting Agreement*
  3.1        Articles of Incorporation of Registrant, as amended*
  3.2        Amended and Restated Bylaws of the Company*
  4.1        Form of Stock Certificate*
  5.1        Opinion of LeClair Ryan, A Professional Corporation**
 10.1        Consent Agreement, dated as of December 3, 1997, by and between the Company and Stephen S. Freedman relating to the mark "Value America"***
 10.2        Agreement, dated as of December 3, 1997, by and between Stephen S. Freedman and the Company relating to the mark "Value America", with Personal Guaranty***
 10.3        Lease, dated as of September 17, 1997, by and between 2300 Commonwealth
             Building and the Company relating to property located at 2300 Commonwealth
             Drive, Charlottesville, Virginia***
 10.4        Tenant Lease, dated as of March 16, 1998, by and between Preston O. Stallings and the Company relating to property located at 2340 Commonwealth Avenue, Suites
             102, 103 and B-1, Charlottesville, Virginia***
 10.5        Lease, dated as of June 10, 1996, by and between Commonwealth Clinical Systems,
             Inc. and the Company relating to property located at 1650 State Farm Boulevard,
             Charlottesville, Virginia***
 10.6        Lease Agreement, commencing January 15, 1998, by and between Preston O.
             Stallings and the Company relating to property located at 2340 Commonwealth
             Drvie, Suite 202, Charlottesville, Virginia***
 10.7        Employment Agreement, dated as of August 1, 1997, by and between John L.
             Motley, Director and Value America, Inc., a Nevada corporation (predecessor of the company)***
 10.8        Professional Services Agreement, executed by the company on February 11, 1998, by and between Business Data Services, Inc. and the Company***
 10.9        Loan Agreement, executed by the company on April 8, 1998, by and between
             Jefferson National Bank (predecessor of Wachovia Bank) and the Company***
 10.10       Assignment, Pledge and Subordination Agreement, dated as of April 16, 1998, by and among First Data Merchant Services Corp. Wachovia Bank, N.A. and the
             Company***
 10.11       Bank Asset Collateral Agreement and Limited Power of Attorney, dated as of
             March 23, 1998, by and among Deutsche Financial Services Corporation, Jefferson
             National Bank N.A. and the Company***
 10.12       Warrant, dated November 20, 1997 to purchase 10,000 Shares of Common Stock of the Company issued to Dean M. Johnson, Director***
 10.13       Employment Agreement, dated November 13, 1997, by and between Dean M.
             Johnson, Director and the Company***
 10.14       Form of Developments, Noncompete and Nondisclosure Agreement, by and between the Company and each of the Company's employees***
 10.15       1997 Stock Incentive Plan adopted on August 1, 1997 by Value America, Inc., as amended *
 10.16       Amended and Restated Registration Rights Agreement, dated as of June 26, 1998, by and among the Company and the holders of the Series A Stock and Series B
             Stock***
 10.17       Amended and Restated Stockholders Agreement, dated as of June 26, 1998, by and among the Company, Craig A. Winn, Director, Rex Scatena, Director, Crystal
             Investments, L.L.C., Frostine, L.L.C., and the holders of the Series A Preferred
             Stock and the Series B Preferred Stock***

   EXHIBIT
   NUMBER                                     DESCRIPTION OF EXHIBIT
------------                                 ------------------------
  10.18        Voting Agreement, dated as of June 26, 1998, by and among the Company, Craig A.
               Winn, Director, Rex Scatena, Director, Crystal Investments, L.L.C., Frostine, L.L.C.
               and the holders of the Company's Series B Preferred Stock***
  10.19        Preferred Stock Purchase Agreement, dated as of June 26, 1998, by and among the
               Company and those entities and individuals listed on Annex A thereto***
  10.20        Preferred Stock Purchase Agreement, dated as of December 17, 1997, by and between The Union Labor Life Insurance Company acting on behalf of it, Separate
               Account P and the Company***
  10.21        Stock Purchase Agreement, dated as of June 26, 1998, by and among Craig A.
               Winn, Director, Rex Scatera, Director, The Union Labor Life Insurance Company
               acting on behalf of its Separate Account P, United Association of Journeyman and
               Apprentices of the Plumbing and Pipefitting Industry of the United States and
               Canada, General Funds and The Annette M. and Theodore N. Lerner Family
               Foundation***
  10.22        Registration Rights Agreement, dated as of June 3, 1998, by and between the
               Company and Capital Advisers, L.L.C.*
  10.23        Product Listing Agreement, dated October 8, 1997, by and between Toshiba
               America Information Systems and the Company.*
  10.24        Product Listing Agreement, dated June 3, 1997, by and between Toshiba America
               Information Systems and the Company.*
  10.25        Category Presentation Agreement, dated January 21, 1998, by and between IBM and the Company.*
  10.26        Product Listing Agreement, dated April 16, 1997, by and between Hewlett-Packard and the Company.*
  23.1         Consent of PricewaterhouseCoopers LLP*
  23.2         Consent of LeClair Ryan, A Professional Corporation (included in Exhibit 5.1)**
  24.1         Power of Attorney***
  27.1         Financial Data Schedule*
  99.1         Letter, dated January 21, 1998, from the Company to Mr. Robert A. Bayless, Chief
               Accountant of the Division of Corporation of the Securities and Exchange
               Commission, relating to the Company's revenue recognition for product sales.*

---------
      * Filed herewith.

     ** To be filed by amendment.

    *** Previously filed.